As filed with the Securities and Exchange Commission on October 1, 2003
Registration No. 333-107709

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Wackenhut Corrections Corporation

(exact name of registrant as specified in its charter)

Florida	1520	65-0043078
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

621 NW 53rd Street, Suite 700 Boca Raton, Florida 33487 (561) 893-0101	John J. Bulfin, Esq. 621 NW 53rd Street, Suite 700 Boca Raton, Florida 33487 (561) 893-0101
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen K. Roddenberry, Esq.

Akerman Senterfitt
One Southeast Third Avenue
(305) 374-5600 (phone)
(305) 374-5095 (fax)

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to exchange these securities and is not soliciting an offer to exchange these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2003

Prospectus

Wackenhut Corrections Corporation

Offer to Exchange up to

$150,000,000 of 8 1/4% Senior Notes due 2013

for

$150,000,000 of 8 1/4% Senior Notes due 2013

that have been Registered under the Securities Act of 1933

Terms of the Exchange Offer

•	We are offering to exchange $150,000,000 of our outstanding 8 1/4% Senior Notes due 2013, referred to as the old notes, for new notes with substantially identical terms that have been registered under the Securities Act. We will receive no proceeds from the exchange offer.

•	We will exchange all old notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

•	The exchange offer will expire at 5:00 p.m., New York City time, 21 business days after commencement of the offer unless extended.

•	Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	Each exchange of old notes for new notes will not be a taxable event for U.S. federal income tax purposes.

Old 8 1/4% Senior Notes

     On July 9, 2003, we issued and sold $150,000,000 of 8 1/4% Senior Notes due 2013. If you tender your old notes in the exchange offer, interest will cease to accrue before your new notes are issued. If you do not tender in the exchange offer, your old notes will continue to be subject to the same terms and restrictions except that we will not be required to register your old notes under the Securities Act.

Terms of the New 8 1/4% Senior Notes Offered in the Exchange Offer

Maturity

•	The new notes will mature on July 15, 2013.

Interest

•	Interest on the new notes is payable on January 15 and July 15 of each year, beginning January 15, 2004.

•	Interest will accrue from July 9, 2003.

Ranking

•	The new notes will be

•	our senior, unsecured obligations;

•	senior in right of payment to all of our existing and future subordinated indebtedness;

•	equal in right of payment with all of our existing and future unsecured, unsubordinated indebtedness; and

•	effectively junior to any of our secured indebtedness, to the extent of the value of the assets securing the indebtedness, including indebtedness under our amended senior credit facility, and to the liabilities of our subsidiaries, including their trade payables. As of September 15, 2003, we had total secured indebtedness outstanding of approximately $120.0 million and our subsidiaries had total liabilities of approximately $58.6 million. Therefore, the new notes would have been effectively junior to a total amount of approximately $178.6 million as of that date.

      See “Risk Factors” on page 14 for a discussion of factors you should consider before participating in the exchange offer.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The date of this prospectus is                   , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF NEW NOTES
EXCHANGE OFFER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EX-5.1 Opinion of Akerman Senterfitt
EX-23.1 Consent of Ernst & Young LLP
EX-23.2 Consent of Ernst & Young LLP
EX-99.1 Letter of Transmittal

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “Commission”). In making your investment decision, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

      Each broker-dealer registered as such under the Securities Exchange Act of 1934 that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any resale of new notes received by a broker-dealer for its own account. See “Plan of Distribution.”

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ii

PROSPECTUS SUMMARY

      The following is a summary of the material information appearing elsewhere in this prospectus. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information contained elsewhere in this prospectus. You should carefully read this entire prospectus, including the financial statements and related notes and the risk factors set forth under “Risk Factors,” before making an investment decision with respect to the Notes. As used in this prospectus, the terms “we,” “us,” “our” and the “Company” refer to Wackenhut Corrections Corporation, its consolidated subsidiaries and its unconsolidated affiliates, unless otherwise expressly stated or the context otherwise requires.

      As used in this prospectus and unless the context indicates otherwise, “Notes” refers, collectively, to (a) our 8 1/4% Senior Notes due 2013, also referred to as the “old notes,” and (b) our 8 1/4% Senior Exchange Notes due 2013, also referred to as the “new notes.”

Our Company

      We are a leading provider of government-outsourced services specializing in the management of correctional, detention and mental health facilities. We believe that we are the second largest operator of privatized correctional and detention facilities in the world, with operations located in the United States, Australia, New Zealand and South Africa. We believe that we have a leading share of the privatized correctional and detention facilities management services market for the states of California, Florida and Texas, the three U.S. states with the largest inmate populations. As of September 15, 2003, we operated a total of 47 correctional, detention and mental health facilities and had over 36,000 beds under management or for which we had been awarded contracts. We maintained an average facility occupancy rate of over 97% and 99% for the fiscal year ended December 29, 2002 and the twenty-six weeks ended June 29, 2003, respectively. For the fiscal year ended December 29, 2002, we had consolidated revenues of $568.6 million and consolidated operating income of $27.9 million.

      Our correctional and detention management services involve the provision of security, administrative, rehabilitation, education, health and food services, primarily at adult male correctional and detention facilities. We also develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency. Through these management and development services, we believe that we achieve significant cost savings in comparison to public sector costs, providing substantial privatization benefits to our government customers.

      Under our correctional facility management services contracts, most of our government customers pay us on a per inmate per diem basis, with some of these contracts providing for minimum guaranteed payments regardless of actual occupancy levels. Certain of our contracts also provide for fixed fee payments. Generally, our management services contracts have rate adjustments for increased costs due to inflation. Our contract renewal rate over the last five years is 94%, the average length of our current customer relationships is six years, and 30 of our 47 current contracts are with government entities to whom we have been providing services for five years or more.

      Our mental health facilities management services primarily involve the provision of acute mental health and related administrative services to mentally ill patients that have been placed under public sector supervision and care. At these mental health facilities, we employ psychiatrists, physicians, nurses, counselors, social workers and other trained personnel to deliver active psychiatric treatment which is designed to diagnose, treat and rehabilitate patients for community reintegration. Since 1998, we have operated what we believe is the only fully privatized state mental health facility in the U.S. at South Florida State Hospital. In

December 2000, we completed the design and construction of a new 325-bed facility that replaced the original facility. We are paid a fixed monthly fee for the provision of services at this facility.

Competitive Strengths

      We believe that we benefit from the following competitive strengths:

•	our position as a global provider of privatized correctional and detention services with a strong industry reputation, 47 facilities under management and operations in the United States, Australia, New Zealand and South Africa;

•	our regional operating structure which we believe allows us to more closely supervise and support our correctional and detention facilities and deliver more responsive customer service;

•	our long-term relationships with federal and state government customers which we believe lead to higher contract renewal rates and provide us with a stable and predictable source of revenue and cash flow;

•	our expertise in the design, construction and financing of high quality correctional, detention and mental health facilities which we believe helps us to retain existing customers and develop new ones; and

•	our experienced, proven senior management team lead by our top three senior executives, which have over 45 years of combined industry experience, have worked together at our company for more than 12 years and have established a track record of growth and profitability.

Business Strategy

      Our primary business strategies are to:

•	provide federal, state and local government agencies with high quality, essential services at a lower cost than they themselves could achieve;

•	maintain a disciplined operating approach by, among other things:

•	managing our business on a contract by contract basis to maximize operating margins;

•	avoiding the operation of certain juvenile and female correctional facilities which we believe may be prone to operational difficulties that may result in increased litigation, higher personnel costs and reduced profitability;

•	not engaging in speculative facility development by building facilities only when we have a corresponding management contract award in place;

•	refraining from doing business in certain international markets with a history of economic and political instability;

•	leverage our long-term relationships with government agencies to continue to grow our correctional, detention and mental health facilities management business and to become a preferred provider of complementary government-outsourced services; and

•	use our position as a global provider of privatized correctional services to further penetrate international markets in which we currently operate and expand into new international markets which we deem attractive.

Industry Overview

      We believe that governmental agencies in the U.S. spent more than $50.0 billion on correctional and detention facilities and services in 2002. As of June 30, 2002, the total U.S. prison population exceeded 2.0 million for the first time, with only 6.1% of the federal and state population being outsourced to the private sector. We believe that the U.S. market is poised for both overall growth and increased privatization as a result of increasing incarceration rates, a growing 18 to 24 year-old at-risk male population, facility overcrowdings, governmental budgetary constraints and the desire by the public sector to provide higher quality services and performance accountability.

Increasing Prison Populations

      According to the Bureau of Justice Statistics, the average annual growth rate of the prison population in the U.S. between December 1995 and June 2002 was 3.8%, with the growth rate declining slightly between June 2001 and June 2002 to 2.8%. The incarceration rate between June 2001 and June 2002 increased by 1.5%, after growing by 1.0% between December 2000 and December 2001. We believe that further growth could come from stricter sentencing guidelines and the projected growth of the 18 to 24 year-old at-risk male population, which is expected to increase by 6.5% from 2000 to 2005.

Overcrowding Pressure

      As of December 31, 2001, 22 states and the federal prison system were operating between 1% and 37% above their capacity, with the federal prison system operating at 31% above capacity. Additionally, the Federal Bureau of Prisons projects that during fiscal year 2003, the federal government’s prison population will reach 166,000 inmates, 35% above its projected capacity.

Budgetary Constraints

      We believe that full or partial outsourcing of correctional and detention services will become a more compelling option for public officials due to increasing budgetary constraints at both the federal level and in many states. We believe that states that outsource a significant percentage of their inmate populations reduce the overall growth in their correctional spending.

Quality Improvements and Performance Accountability

      We believe that private correctional and detention facilities provide superior operational quality as compared to government-operated facilities. Most correctional and detention services contracts include economic incentives for private operators to deliver high quality service, provide for continuous monitoring by government representatives and require accreditation by independent organizations such as the ACA for compliance with contract terms and industry standards. We believe these contractual incentives establish a high degree of accountability for private operators.

The Transactions

      On July 9, 2003, we completed the following transactions, which we refer to as the “Transactions.”

      Share Repurchase. We purchased all 12.0 million shares of our common stock owned by Group 4 Falck A/S, our majority shareholder, for $132.0 million in cash. Immediately following the share repurchase, we had 9,289,252 million shares of common stock issued and outstanding.

      Amendment of Senior Credit Facility. We amended our existing $175.0 million senior credit facility. The amended $150.0 million senior credit facility consists of a $50.0 million, five-year revolving credit facility, with a $40.0 million sublimit for letters of credit, and a $100.0 million, six-year term loan. See “Description of Amended Senior Credit Facility” for more information.

      Notes Offering. We offered $150.0 million aggregate principal amount of the old notes.

      The following table sets forth the sources and uses of funds for the Transactions (in millions).

Sources		Uses

Cash on hand	$15.7	Share repurchase	$132.0
Borrowings under our amended senior credit facility	100.0	Refinancing of former senior credit facility	124.7
Offering of old notes	150.0	Fees and expenses of the Transactions	9.0

	$265.7		$265.7

The Sale of Our Joint Venture Interest in Premier Custodial Group Limited

      On July 2, 2003, we sold our one-half interest in Premier Custodial Group Limited, our United Kingdom joint venture, which we refer to as PCG, to Serco Investments Limited, our joint venture partner, which we refer to as Serco, for approximately $80.0 million (on a pretax basis). For the twenty-six weeks ended June 29, 2003, PCG accounted for 3,573 of our beds under management, seven of our facilities under management and, for the twenty-six weeks ended June 29, 2003 and the fiscal year ended December 29, 2002, respectively, $1.7 million and $6.5 million of our equity in earnings of affiliates. In addition, for the fiscal year ended December 29, 2002, we received $1.6 million of dividends from equity affiliates through our interest in PCG. Under the terms of the indenture governing the Notes, we have an obligation to use the proceeds from the sale of our interest in PCG to reinvest in certain permitted businesses or assets, to repay indebtedness outstanding under the amended senior credit facility or to make an offer to repurchase the Notes.

      We are incorporated under the laws of the State of Florida. Our principal executive offices are located at 621 NW 53rd Street, Suite 700, Boca Raton, Florida 33487. Our telephone number is (561) 893-0101.

      We currently file periodic and other reports with the Commission. Information filed with the Commission is available on the Commission’s web site at http://www.sec.gov. See “Where You Can Find More Information.”

The Exchange Offer

      On July 9, 2003, we completed a private offering of the old notes. We entered into a registration rights agreement with the initial purchasers in the offering in which we agreed to deliver to you this prospectus and to use our best efforts to cause this registration statement to become effective under the Securities Act within 180 days after the date we issued the old notes.

Exchange Offer	We are offering to exchange new senior notes for our old senior notes.

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, 21 business days after the commencement of the offer, unless we decide to extend it.

Condition to the Exchange Offer	The registration rights agreement does not require us to accept old notes for exchange if the exchange offer or the making of any exchange by a holder of the old notes would violate any applicable law or interpretation of the staff of the Securities and Exchange Commission. A minimum aggregate principal amount of old notes being tendered is not a condition to the exchange offer.

Procedures for Tendering Old Notes	To participate in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required in the letter of transmittal, including the old notes that you wish to exchange, to The Bank of New York, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your old notes by following the procedures for book-entry transfer described in this prospectus.

If your old notes are held through The Depository Trust Company and you wish to participate in the exchange offer, you may do so through the automated tender offer program of The Depository Trust Company. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your old notes, we urge you to contact that person promptly to tender your old notes in the exchange offer.

For more information on tendering your old notes, please refer to the sections in this prospectus entitled “Exchange Offer — Terms of the Exchange Offer,” “— Procedures for Tendering” and “— Book-Entry Transfer.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and you cannot get your required documents to the exchange agent on time, you may tender your old notes according to the guaranteed delivery procedures described in “Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of old notes under the exchange offer at any time prior to the expiration date. To withdraw, you must have delivered a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m. New York City time on the expiration date of the exchange offer.

Acceptance of Old Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of old notes, we will accept any and all old notes that you properly tender in the exchange offer on or before 5:00 p.m. New York City time on the expiration date. We will return any old notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the new notes promptly after the expiration date and acceptance of the old notes for exchange. Please refer to the section in this prospectus entitled “Exchange Offer — Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer — Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the new notes. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.

Appraisal Rights	Holders of old notes will not have dissenters rights or appraisal rights in connection with the exchange offer.

Resale of New Notes	Based on an interpretation by the Commission set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offer in exchange for old notes without restrictions under the federal securities laws if:

• you are not our “affiliate”;

• you acquire the new notes in the ordinary course of your business; and

• you do not intend to participate in a distribution of the new notes.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you

• cannot rely on such interpretations by the staff of the Commission; and

• must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must deliver a prospectus in connection with any resale of the new notes.

Consequences of Failure to Exchange Old Notes	If you do not exchange your old notes in the exchange offer, you will no longer be able to require us to register the old notes under the Securities Act of 1933, except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act of 1933, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act of 1933.

U.S. Federal Income Tax Considerations	The exchange of the new notes for the old notes in the exchange offer should not be taxable events for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Considerations.”

Exchange Agent	We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: 101 Barclay Street, 8W, New York, New York 10286. Eligible institutions may make requests by facsimile at (212) 815-5704.

Terms of New 8 1/4% Senior Notes due 2013

      The new notes will be identical to the old notes of the same issue except that the new notes are registered under the Securities Act of 1933 and will not have the transfer restrictions or registration rights applicable to the old notes. The new notes will evidence the same indebtedness as the old notes, and the same indenture will govern the new notes and the old notes.

      For more information concerning the new notes, please refer to the section of this document entitled “Description of New Notes.”

Issuer	Wackenhut Corrections Corporation (“WCC”)

Notes offered	$150,000,000 principal amount of 8 1/4% Senior Notes due 2013.

Maturity	July 15, 2013.

Interest rate	8 1/4% per year (calculated using a 360-day year).

Interest payment dates	Each January 15 and July 15, beginning on January 15, 2004. Interest will accrue from the issue date of the Notes.

Ranking	The Notes will be general, unsecured, senior obligations of WCC. Accordingly they will rank:

• senior to any of our future subordinated indebtedness;

• equal in right of payment with all of our existing and future unsecured, unsubordinated indebtedness; and

• effectively junior to any of our secured indebtedness, to the extent of the value of the assets securing the indebtedness, including indebtedness under our amended senior credit facility, and to the liabilities of our subsidiaries, including their trade payables.

As of September 15, we had total secured indebtedness outstanding of approximately $120.0 million and our subsidiaries had total liabilities of approximately $58.6 million. Therefore, the new notes would have been effectively junior to a total amount of $178.6 million as of that date.

The indenture governing the Notes allows us to incur an unlimited amount of additional indebtedness and to secure indebtedness, including any indebtedness incurred under credit facilities, provided that we meet the fixed charge coverage ratio test set forth in the indenture. See the covenant described under “Description of New Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

Optional redemption	After July 15, 2008, we may redeem some or all of the Notes at the redemption prices listed in the “Description of New Notes” section under the sub-heading “Optional Redemption,” plus accrued and unpaid interest, and liquidated damages, if any, to the redemption date.

At any time on or prior to July 15, 2006, we can choose to redeem up to 35% of the Notes with money that we raise in one or more equity offerings, as long as:

• we pay 108.250% of the principal amount of the Notes, plus accrued and unpaid interest, and liquidated damages, if any, to the redemption date;

• we redeem the Notes within 90 days of completing the equity offering; and

• at least 65% of the aggregate principal amount of Notes originally issued remains outstanding after such redemption.

Change of control offer	If a change of control of our company occurs, we must, subject to certain conditions, give holders the opportunity to sell their Notes to us at 101% of their principal amount, plus accrued and unpaid interest, and liquidated damages, if any, to the date of purchase.

We might not be able to pay the required price for Notes presented to us at the time of a change of control because:

• we might not have enough funds at the time; or

• the terms of our amended senior credit facility may prevent us from purchasing the Notes.

Asset sale proceeds	If we or certain of our subsidiaries engage in asset sales, we generally must either invest the net proceeds from such sales in our business within a period of time, prepay indebtedness under our amended senior credit facility or make an offer to purchase a principal amount of the Notes equal to the excess net proceeds. The purchase price of the Notes will be 100% of their principal amount plus accrued and unpaid interest, and liquidated damages, if any, to the date of purchase.

Certain indenture provisions	The indenture governing the Notes contains covenants that, among other things, limit our and our restricted subsidiaries’ ability to:

• incur additional indebtedness;

• pay dividends or distributions on our capital stock or repurchase our capital stock or prepay subordinated indebtedness;

• issue preferred stock of subsidiaries;

• make certain types of investments;

• guarantee other indebtedness;

• create liens on our assets;

• enter into sale and leaseback transactions;

• enter into transactions with affiliates;

• create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

• merge or consolidate with another company; and

• transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of New Notes.”

Risk factors	Investing in the Notes involves risks. See “Risk Factors” beginning on page 14 of this prospectus for a description of the material risks you should consider before investing in the Notes.

Transfer Restrictions; Absence of a Public Market for the Notes	The new notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance that any market for the new notes will develop. There will be no public market for any old notes not tendered in this exchange offer.

Summary Historical Financial and Other Data

      The following summarizes certain of our consolidated historical financial and operating data. The consolidated statement of operations data and other financial data for the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002 and the consolidated balance sheet data as of December 29, 2002 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data and other financial data for the twenty-six week periods ended June 30, 2002 and June 29, 2003 and the consolidated balance sheet data as of June 29, 2003 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited statement of operations data, balance sheet data and other financial data on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results for the twenty-six weeks ended and as of June 29, 2003 are not necessarily indicative of results for the full year.

      The information contained in this summary should be read in conjunction with the “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. All amounts are presented in thousands except operational data.

	Fiscal year ended			Twenty-six weeks ended

	December 31,	December 30,	December 29,	June 30,	June 29,
	2000	2001	2002	2002	2003

Statement of operations data:
Revenues	$535,557	$562,073	$568,612	$281,374	$298,461
Operating expenses	486,884	503,547	496,497	246,648	252,840
General and administrative	21,122	24,423	32,146	16,401	19,050
Depreciation and amortization	8,639	9,919	12,093	4,924	6,919

Operating income	18,912	24,184	27,876	13,401	19,652
Interest and other income	6,745	4,278	4,794	2,116	2,544
Interest expense	(4,801)	(3,597)	(3,737)	(1,674)	(6,091)

Income before income taxes and equity in earnings of affiliates	20,856	24,865	28,933	13,843	16,105
Provision for income taxes	8,352	9,706	12,652	6,475	6,692

Income before equity in earnings of affiliates	12,504	15,159	16,281	7,368	9,413
Equity in earnings of affiliates	4,490	4,220	5,220	3,220	2,058

Net income	$16,994	$19,379	$21,501	$10,588	$11,471

	As of	As of
	December 29,	June 29,
	2002	2003

Balance sheet data:
Cash and cash equivalents	$35,240	$58,955
Total assets	402,658	434,279
Total long-term debt, including current portion(1)	125,000	124,688
Common stock	212	213
Shareholders’ equity	152,642	169,293

	Fiscal year ended						Twenty-six weeks ended

	December 31,		December 30,		December 29,		June 30,		June 29,
	2000		2001		2002		2002		2003

Other financial data:
Cash flow from (used in) operating activities	$25,906		$29,479		$22,243		$2,628		$22,234
Cash flow from (used in) investing activities	(20,946)		(3,897)		(159,252)		(1,776)		(4,019)
Cash flow from (used in) financing activities	(9,921)		(11,150)		129,245		897		2,215
EBITDA(2)	32,682		38,323		45,189		21,545		28,629
Ratio of earnings to fixed charges(3)	1.85	x	1.99	x	2.29	x	1.66	x	1.72	x
Operational data:
Facilities in operation(4)(6)	51		59		59
Compensated resident days(5)	10,572,093		11,068,912		10,850,003		5,436,616		5,542,365
Revenue producing beds(6)	31,218		33,925		35,428		33,812		37,544
Average occupancy	97.7%		96.5%		97.4%		97.0%		99.1%

(1)	Our presentation of total long-term debt, including current portion, excludes non recourse debt. We had $31.4 and $39.7 million of non-recourse debt outstanding as of December 29, 2002 and June 29, 2003, respectively.

(2)	We define EBITDA as earnings before interest expense, net, income taxes and depreciation and amortization. However, other companies may calculate EBITDA differently than we do. EBITDA is not a measure of performance under generally accepted accounting principles, or GAAP, and it should not be considered as an alternative to cash flow from operating activities as a measure of liquidity or as an alternative to net income as an indicator of our operating performance or any other measure of performance derived in accordance with GAAP. EBITDA is presented because management believes that EBITDA is a useful financial measurement for assessing operating performance as it provides investors, security analysts, lenders and other interested third parties with an additional basis to evaluate our performance and our ability to incur and service debt and to fund capital expenditures. EBITDA also provides a useful basis for comparing our operating performance with that of our competitors because the adjustments made in the computation of EBITDA for non-cash items such as interest expense, income taxes and depreciation and amortization attempt to eliminate the impact of differences in indebtedness profiles, tax structures and asset accumulations, respectively, that may exist between us and our competitors which may not necessarily accurately reflect operational performance. Additionally, certain of our debt covenants are based upon a measure similar to EBITDA, which is used by the lenders under our amended senior credit facility to measure our operating performance. In evaluating EBITDA, we believe that investors should consider, among other things, the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. The components of EBITDA such as revenues and operating expenses, and the variability of such components over time, should also be considered. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. A reconciliation of EBITDA to net income computed in accordance with GAAP is as follows:

	Fiscal year ended			Twenty-six weeks ended

	December 31,	December 30,	December 29,	June 30,	June 29,
	2000	2001	2002	2002	2003

Net income	$16,994	$19,379	$21,501	$10,588	$11,471
Provision for income taxes	8,352	9,706	12,652	6,475	6,692
Interest income/expense, net	(1,303)	(681)	(1,057)	(442)	3,547
Depreciation and amortization	8,639	9,919	12,093	4,924	6,919

EBITDA	$32,682	$38,323	$45,189	$21,545	$28,629

     Our calculation of EBITDA includes the following expenses:

	Fiscal year ended			Twenty-six weeks ended

	December 31,	December 30,	December 29,	June 30,	June 29,
	2000	2001	2002	2002	2003

Payments under our former operating lease facility	$5,354	$7,880	$5,110	$2,544	$—

Change in control costs	—	—	1,890	—	1,531

Payments under our former operating lease facility relate to our use of four properties previously subject to lease agreements under that operating lease facility. The operating lease facility was terminated in December 2002 when we purchased the four properties and therefore, we no longer incur lease expense for those four properties.

Change in control costs represent certain compensation related expenses triggered under executive employment agreements by the acquisition of The Wackenhut Corporation, our former parent company, which we refer to as TWC, by Group 4 Falck. These costs will continue to be incurred through May 2004.

(3)	Ratio of earnings to fixed charges is calculated by dividing income before income taxes and equity in earnings of affiliates plus fixed charges by fixed charges. Fixed charges consist of interest expense (including the interest element of rental expense) and amortization of deferred financing fees.

(4)	Facilities in operation includes a court escort services contract and a home detention monitoring contract, each in the United Kingdom for all periods.

(5)	Compensated resident days are calculated as follows: for per diem rate facilities, the number of beds occupied by residents on a daily basis during the period; and for fixed rate facilities, the design capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year. Amounts exclude compensated resident days for our United Kingdom and South Africa facilities.

(6)	The sale of our interest in PCG on July 2, 2003 resulted in a reduction of 10 facilities operated by PCG, including those discussed in footnote 4 above, and 3,919 of our beds under management.

RISK FACTORS

      You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, before deciding whether to invest in the Notes.

Risks Related to Our High Level of Indebtedness

Our significant level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

      We have a significant amount of indebtedness. Our total consolidated long-term indebtedness as of September 15, 2003 was $270.0 million, excluding non recourse debt of $38.9 million. In addition, as of September 15, 2003, we had $25.5 million outstanding in letters of credit under the revolving loan portion of our former senior credit facility. As a result, as of that date, we would have had the ability to borrow an additional approximately $4.5 million under the revolving loan portion of our amended senior credit facility, subject to our satisfying the relevant borrowing conditions under those facilities with respect to the incurrence of additional indebtedness.

      Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult to satisfy our obligations with respect to the Notes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to competitors that may be less leveraged; and

•	limit our ability to borrow additional funds or refinance existing indebtedness on favorable terms.

      If we are unable to meet our debt service obligations, we may need to reduce capital expenditures, restructure or refinance our indebtedness, including the Notes, obtain additional equity financing or sell assets. We may be unable to restructure or refinance our indebtedness, obtain additional equity financing or sell assets on satisfactory terms or at all. In addition, our ability to incur additional indebtedness will be restricted by the terms of our amended senior credit facility and the indenture governing the Notes.

Despite current indebtedness levels, we may still incur more indebtedness. This could further exacerbate the risks described above.

      The terms of the indenture governing the Notes and our amended senior credit facility restrict our ability to incur but do not prohibit us from incurring significant additional indebtedness in the future. In addition, we may refinance all or a portion of our indebtedness, including borrowings under our amended senior credit facility, and incur more indebtedness as a result. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. As of September 15, 2003, we would have had the ability to borrow an additional approximately $4.5 million under the revolving loan portion of our amended senior credit facility.

The indenture governing the Notes and our amended senior credit facility impose significant operating and financial restrictions which may adversely affect our ability to operate our business.

      The indenture governing the Notes and our amended senior credit facility impose significant operating and financial restrictions on us and certain of our subsidiaries, which we refer to as restricted subsidiaries. These restrictions limit our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and or distributions on our capital stock or repurchase our capital stock, purchase, redeem or retire our capital stock, prepay subordinated indebtedness and make investments;

•	issue preferred stock of subsidiaries;

•	make certain types of investments;

•	guarantee other indebtedness;

•	create liens on our assets;

•	transfer and sell assets;

•	create or permit restrictions on the ability of our restricted subsidiaries to make dividends or make other distributions to us;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	merge or consolidate with another company or sell all or substantially all of our assets.

      These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our amended senior credit facility will require us to maintain specified financial ratios and satisfy certain financial covenants, including maintaining maximum senior and total leverage ratios, a minimum fixed charge coverage ratio, a minimum net worth and a limit on the amount of our annual capital expenditures. Some of these financial ratios become more restrictive over the life of the amended senior credit facility. We may be required to take action to reduce our indebtedness or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Our failure to comply with any of the covenants under our amended senior credit facility and the indenture governing the Notes could cause an event of default under such documents and result in an acceleration of all of our outstanding indebtedness. If all of our outstanding indebtedness were to be accelerated, we likely would not be able to simultaneously satisfy all of our obligations under such indebtedness, which would materially adversely affect our ability to make payments under the Notes.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      Our business may not be able to generate sufficient cash flow from operations or future borrowings may not be available to us under our amended senior credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the Notes, or new debt securities, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. However, we may not be able to complete such refinancing on commercially reasonable terms or at all.

Because portions of our indebtedness have floating interest rates, a general increase in interest rates will adversely affect cash flows.

      Our amended senior credit facility bears interest at a variable rate. To the extent our exposure to increases in interest rates is not eliminated through interest rate protection agreements, such increases will adversely affect our cash flows. We do not currently have any interest rate protection agreements in place to protect against interest rate fluctuations related to the amended senior credit facility. Our estimated total annual interest expense based on borrowings outstanding as of September 15, 2003 is approximately $22.1 million, $5.0 million of which is interest expense attributable to borrowings of $120.0 million currently outstanding under the amended senior credit facility. As a result, for every one percent increase in the interest rate applicable to the amended senior credit facility, our total annual interest expense will increase by $1.2 million.

      In addition, effective September 18, 2003, we entered into interest rate swap agreements in the aggregate notional amount of $50.0 million. The agreements, which have payment and expiration dates that coincide with the payment and expiration terms of the Notes, effectively convert $50.0 million of the Notes into variable rate obligations. Under the agreements, we receive a fixed interest rate payment from the financial counterparties to the agreements equal to 8.25% per year calculated on the notional $50.0 million amount, while we make a variable interest rate payment to the same counterparties equal to the six-month London Interbank Offered Rate plus a fixed margin of 3.45%, also calculated on the notional $50.0 million amount. As a result, for every one percent increase in the interest rate applicable to the swap agreements, our total annual interest expense will increase by $0.5 million.

We will depend on distributions from our subsidiaries to make payments on our indebtedness, including the Notes. These distributions may not be made.

      We generate a substantial portion of our revenues from distributions on the equity interests we hold in our subsidiaries. Therefore, our ability to meet our payment obligations on our indebtedness, including the Notes, is substantially dependent on the earnings of our subsidiaries and the payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. Our subsidiaries are separate and distinct legal entities and are not obligated to make funds available for payment of the Notes or our other indebtedness in the form of loans, distributions or otherwise. Our subsidiaries’ ability to make any such loans, distributions or other payments to us will depend on their earnings, business results, the terms of their existing and any future indebtedness, tax considerations and legal restrictions. If our subsidiaries do not make such payments to us, our ability to pay amounts due under the Notes will be materially adversely affected. For the fiscal year ended December 29, 2002 and the twenty-six weeks ended June 29, 2003, our subsidiaries accounted for 26.9% and 23.0% of our consolidated revenues, respectively, and, as of December 29, 2002 and June 29, 2003, our subsidiaries accounted for 21.6% and 23.1% of our consolidated total assets, respectively.

Risks Related to the Notes

The Notes are effectively subordinated to our senior secured indebtedness, which could impair our ability to pay amounts due under the Notes.

      The Notes are unsecured and therefore are effectively subordinated to our secured indebtedness, including the amended senior credit facility, to the extent of the value of the assets securing such indebtedness. As of September 15, 2003, borrowings under our amended senior credit facility were approximately $120.0 million. In addition, the indenture governing the Notes allows us to incur an unlimited amount of additional indebtedness and to secure indebtedness, including any indebtedness incurred under credit facilities provided that we meet the fixed charge coverage ratio test set forth in the indenture. In the event we are the subject of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our assets securing our indebtedness could not be used to pay you until after all secured claims against us have been fully paid.

Our subsidiaries have not guaranteed the Notes and therefore the Notes will be effectively subordinated in right of payment to any and all indebtedness and other liabilities, including trade payables, of our subsidiaries.

      None of our subsidiaries are obligors or guarantors of the Notes. Therefore, the claims of creditors of such subsidiaries, including the claims of trade creditors of such subsidiaries, the claims of preferred shareholders of such subsidiaries (if any) and, with respect to certain of our domestic subsidiaries that have guaranteed our obligations under the amended senior credit facility, the claims of lenders under the amended senior credit facility, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors. As a result, the Notes are effectively subordinated to all existing and future liabilities of our subsidiaries and your right to receive payment under the Notes will be structurally junior to all of such liabilities. In the event of a bankruptcy, liquidation, winding up, reorganization or similar proceeding involving a subsidiary, our right to receive assets of that subsidiary and your consequent right to participate in a distribution of those assets to satisfy our obligations under the Notes may be materially adversely affected. As of September 15, 2003, our subsidiaries had total indebtedness of $38.9 million, and approximately $19.7 million of other liabilities, including trade payables but excluding intercompany obligations, liabilities under guarantees of our obligations, and other obligations not reflected in our consolidated financial statements.

We may not be able to repurchase the Notes in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so.

      Upon a change of control, each holder of the Notes will have the right to require us to repurchase their Notes at 101% of their principal amount, plus accrued and unpaid interest, and, liquidated damages, if any, to the date of repurchase. The terms of our amended senior credit facility limit our ability to repurchase the Notes in the event of a change of control. Any future agreement governing any of our indebtedness may contain similar restrictions and provisions. Accordingly, it is possible that restrictions in our amended senior credit facility or other indebtedness that may be incurred in the future will not allow the required repurchase of Notes upon a change of control. Even if such repurchase is permitted by the terms of our then existing indebtedness, we may not have sufficient funds available to satisfy our repurchase obligations.

The Notes may not be enforceable because of fraudulent conveyance laws.

      The Notes may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of our unpaid creditors. Generally, under these laws, if in such a case or lawsuit a court were to find that at the time we issued the Notes:

•	we issued the Notes with the intent of hindering, delaying or defrauding current or future creditors; or

•	we received less than reasonably equivalent value of fair consideration for issuing the Notes and we:

—	were insolvent or were rendered insolvent by reason of the issuance of the Notes;

—	were engaged, or were about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

—	intended to incur, or believed that we would incur indebtedness beyond our ability to pay such indebtedness as it matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes);

then the court could void the Notes or subordinate the amounts owing under the Notes to our presently existing or future indebtedness or take other actions detrimental to you.

      The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred indebtedness:

•	it could not pay its debt or contingent liabilities as they become due;

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured.

      If a Note is voided as a fraudulent conveyance or is found to be unenforceable for any other reason, you will not have a claim against us.

      We believe that at the time of the issuance of the old notes, we were not insolvent or rendered insolvent by the issuance of the old notes, and that we were not lacking sufficient capital to run our business effectively or unable to pay obligations on the old notes as they mature or become due. This belief is based upon our analyses of internal cash flow projections and estimated values of our assets and liabilities. However, a court passing on the same questions might not reach the same conclusions.

Your ability to transfer the Notes may be limited by the absence of a trading market.

      There is no established trading market for the Notes, and neither the old notes nor the new notes will be listed on any securities exchange or quoted on any automated dealer quotation system. We expect the new notes to be eligible for trading in the PORTAL Market.

      The initial purchasers have indicated to us that they intend to make a market in the old notes and the new notes, but they are not obliged to do so. The initial purchasers may discontinue any market making in the old notes or the new notes at any time in their sole discretion. Accordingly, there is a risk that a liquid market may not develop for any of the old notes or the new notes, that you may not be able to sell your old notes or the new notes at a particular time and that the prices that you receive when you sell may not be favorable. Future trading prices of the old notes or the new notes will depend on many factors, including, our operating performance and financial condition, prevailing interest rates and the market for similar securities. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the old notes and the new notes. Any such disruptions may adversely affect the ability of holders of old notes and new notes to dispose of them for a profit or at all.

There could be negative consequences to you if you do not exchange your old notes for new notes.

      Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of old notes outstanding. Because we anticipate that most holders will elect to exchange their old notes for new notes due to the absence of most restrictions on the resale of new notes, we anticipate that the liquidity of the market for any old notes remaining outstanding after the exchange offer may be substantially limited. As a result of making the exchange offer, we will have fulfilled our obligations under the registration rights agreement relating to the old notes.

Holders who do not tender their old notes generally will not have any further registration rights or rights to receive the liquidated damages specified in the registration rights agreement for our failure to register the new notes, and the old notes will continue to be subject to transfer restrictions. The old notes are currently eligible for sale under Rule 144A through the Portal Market.

      Any old notes that are not exchanged for new notes will remain restricted securities under the Securities Act. Accordingly, the old notes may be resold only:

•	to us or one of our subsidiaries;

•	to a qualified institutional buyer:

•	to an institutional accredited investor;

•	to a party outside the United States under Regulation S under the Securities Act;

•	under an exemption from registration provided by Rule 144 under the Securities Act; or

•	under an effective registration statement.

Risks Related to Our Business and Industry

Our results of operations are dependent on revenues generated by our prisons and detention facilities, which are subject to the following risks associated with the corrections and detention industry.

      We are subject to the termination or non-renewal of our government contracts, which could adversely affect our results of operations and liquidity, including our ability to secure new facility management contracts from other government customers. Governmental agencies typically may terminate a facility contract at any time without cause or use the possibility of termination to negotiate a lower fee for per diem rates. They also generally have the right to renew facility contracts at their option. Notwithstanding any contractual renewal option, as of July 1, 2003, 17 of our facility management contracts were scheduled to expire on or before December 29, 2003. These contracts represented 27.4% and 28.3%, respectively, of our consolidated revenues for the twenty-six weeks ended June 29, 2003 and for the fiscal year ended December 29, 2002. See “Business — Facilities and Facility Management Contracts.” Some of these contracts may not be renewed by the corresponding governmental agency. In addition, these and any other contracting agencies may determine not to exercise renewal options with respect to any of our contracts in the future. The non-renewal of our facility management contracts upon their termination could have a material adverse effect on us.

      In Australia, the Department of Immigration, Multicultural and Indigenous Affairs in Australia, which we refer to as DIMIA, recently entered into a contract with a division of Group 4 Falck for the management and operation of Australia’s immigration centers, services which we have provided to DIMIA since 1997. The new contract between DIMIA and the division of Group 4 Falck is scheduled to take effect in early 2004. Although our contract with DIMIA is currently scheduled to end on December 23, 2003, we anticipate that we will be operating the DIMIA centers until the contract is transitioned over to the division of Group 4 Falck and we are currently in the process of seeking an extension to that effect. Once the division of Group 4 Falck begins to fully operate the DIMIA centers, we will no longer recognize any further revenue from the DIMIA contract. For the twenty-six weeks ended June 29, 2003 and the fiscal year ended December 29, 2002, the contract with DIMIA represented approximately 9.6% and 10.0% of our consolidated revenues, respectively.

      In the event any of our management contracts are terminated or are not renewed on favorable terms or otherwise, we may not be able to obtain additional replacement contracts. The non-renewal or termination of any of our contracts with governmental agencies could materially adversely affect our financial condition, results of operations and liquidity, including our ability to secure new facility management contracts from other government customers.

      We will continue to be responsible for certain real property payments even if our underlying facility management contracts terminate, which could adversely affect our profitability. Eleven of our facilities are leased from Correctional Properties Trust, an independent, publicly-traded REIT which we refer to as CPV. These leases have an initial ten-year term with varying renewal periods at our option, and a total average remaining initial term of 5.7 years. The facility management contracts underlying these leases generally have a term ranging from one to five years, however, they are terminable by the governmental entity at will. In the event that a facility management contract is terminated or expires and is not renewed prior to the expiration of the corresponding lease term for the facility, we will continue to be liable for the related lease payments to CPV. Our average annual obligations and aggregate total remaining obligations for lease payments under the eleven CPV leases are approximately $23.5 million and $124.3 million, respectively. Because these lease payments would not be offset by revenue from an active facility management contract, they could represent a material ongoing loss. If we are unable to find a replacement management contract or an alternative use for the facility, the loss could continue until the expiration of the lease term then in effect, which could adversely affect our profitability.

      For example, during 2000, our management contract at the 276-bed Jena Juvenile Justice Center in Jena, Louisiana was terminated by the mutual agreement of the parties. We incurred operating charges of $1.1 million, $3.0 million and $3.8 million for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively, related to our lease of the inactive Jena facility that represented the expected costs to be incurred under the lease during those periods. We are actively pursuing various sublease alternatives with several agencies of federal and state government. However, we cannot assure you that these efforts will be successful. We have reserved for the lease payments through early 2004 and we believe that the reserve balance currently established for anticipated future losses under the lease with CPV is sufficient to cover costs under the lease until we find a sublease or an alternative use for the facility. If we are unable to sublease or find an alternative use for the facility by that time, we will take an additional operating charge. The remaining obligation on the lease at Jena through the contractual term of 2009, exclusive of the reserve for losses through early 2004, is approximately $11.0 million.

      In addition, we own four properties on which we operate correctional and detention facilities. Our purchase of these properties was financed through borrowings under our former senior credit facility which have now been incorporated into our amended senior credit facility. In the event that an underlying facility management contract for one or more of these properties terminates, we would still be responsible for servicing the indebtedness incurred to purchase those properties.

      Our growth depends on our ability to secure contracts to develop and manage new correctional and detention facilities, the demand for which is outside our control. Our growth is generally dependent upon our ability to obtain new contracts to develop and manage new correctional and detention facilities, because contracts to manage existing public facilities have not to date typically been offered to private operators. Public sector demand for new facilities may decrease and our potential for growth will depend on a number of factors we cannot control, including overall economic conditions, crime rates and sentencing patterns in jurisdictions in which we operate, governmental and public acceptance of the concept of privatization and the number of facilities available for privatization. For example, in the first six months of 2002, the number of prisoners in privately operated facilities decreased by 6.1%. A continuation of this trend could have a material adverse effect on our financial condition or results of operations.

      The demand for our facilities and services could be adversely affected by the relaxation of criminal enforcement efforts, leniency in conviction and sentencing practices, or through the decriminalization of certain activities that are currently proscribed by criminal laws. For instance, any changes with respect to the criminalization of drugs and controlled substances or a loosening of immigration laws could affect the number of persons arrested, convicted, sentenced and incarcerated, thereby potentially reducing demand for correctional facilities to house them.

Similarly, reductions in crime rates could lead to reductions in arrests, convictions and sentences requiring incarceration at correctional facilities.

      We may not be able to secure financing and desirable locations for new facilities, which could adversely affect our results of operations and future growth. In certain cases, the development and construction of facilities by us is subject to obtaining construction financing. Such financing may be obtained through a variety of means, including without limitation, the sale of tax-exempt or taxable bonds or other obligations or direct governmental appropriations. The sale of tax-exempt or taxable bonds or other obligations may be adversely affected by changes in applicable tax laws or adverse changes in the market for tax-exempt or taxable bonds or other obligations.

      Moreover, certain jurisdictions, including California where we have a significant amount of operations, recently have required successful bidders to make a significant capital investment in connection with the financing of a particular project, a trend that will require us to have sufficient capital resources to compete effectively for facility management contacts. We may not be able to obtain these capital resources when needed. Additionally, our success in obtaining new awards and contracts may depend, in part, upon our ability to locate land that can be leased or acquired under favorable terms. Otherwise desirable locations may be in or near populated areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. Our inability to secure financing and desirable locations for new facilities could adversely affect our results of operations and future growth.

      We depend on a limited number of governmental customers for a significant portion of our revenues. The loss of, or a significant decrease in business from, these customers could seriously harm our financial condition and results of operations. We currently derive, and expect to continue to derive, a significant portion of our revenues from a limited number of governmental agencies. The loss of, or a significant decrease in, business from the Bureau of Prisons, the U.S. Immigration and Naturalization Service now known as the Bureau of Immigration and Customs Enforcement, which we refer to as the INS, or the U.S. Marshals Service or various state agencies could seriously harm our financial condition and results of operations. The three federal governmental agencies with correctional and detention responsibilities, the Bureau of Prisons, INS and the Marshals Service, accounted for approximately 18.8% of our total consolidated revenues for the twenty-six weeks ended June 29, 2003, with the Bureau of Prisons accounting for approximately 10.6% of our total consolidated revenues for such period, the Marshals Service accounting for approximately 4.6% of our total consolidated revenues for such period and the INS accounting for approximately 3.6% of our total consolidated revenues for such period. We expect to continue to depend upon these federal agencies and a relatively small group of other governmental customers for a significant percentage of our revenues.

      A decrease in occupancy levels could cause a decrease in revenue and profitability. While a substantial portion of our cost structure is generally fixed, a significant portion of our revenues are generated under facility management contracts which provide for per diem payments based upon daily occupancy. We are dependent upon the government agencies with which we have contracts to provide inmates for our managed facilities. We cannot control occupancy levels at our managed facilities. Under a per diem rate structure, a decrease in our occupancy rates could cause a decrease in revenue and profitability. When combined with relatively fixed costs for operating each facility, regardless of the occupancy level, a decrease in occupancy levels could have a material adverse effect on our profitability. We cannot assure you that in the future occupancy rates will continue at historical levels.

      Competition for inmates may adversely affect the profitability of our business. We compete with government entities and other private operators on the basis of cost, quality and range of services offered, experience in managing facilities, and reputation of management and personnel. Barriers to entering the market for the management of correctional and detention facilities may not be sufficient to limit additional competition in our industry. In addition, our government customers may assume the management of a facility currently managed by us upon the termination of the corresponding management contract or, if such customers have capacity at the facilities which they operate, they may take inmates currently housed in our facilities and transfer them to government-operated facilities. Since we are paid on a per diem basis with no minimum guaranteed occupancy under most of our contracts, the loss of such inmates and resulting decrease in occupancy would cause a decrease in both our revenues and our profitability.

      We are dependent on government appropriations, which may not be made on a timely basis or at all. Our cash flow is subject to the receipt of sufficient funding of and timely payment by contracting governmental entities. If the contracting governmental agency does not receive sufficient appropriations to cover its contractual obligations, it may terminate our contract or delay or reduce payment to us. Any delays in payment, or the termination of a contract, could have a material adverse effect on our cash flow and financial condition, which may make it difficult to satisfy our payment obligations on our indebtedness, including the Notes, in a timely manner. In addition, as a result of, among other things, recent economic developments, federal, state and local governments have encountered, and may continue to encounter, unusual budgetary constraints. As a result, a number of state and local governments are under pressure to control additional spending or reduce current levels of spending. Accordingly, we may be requested in the future to reduce our existing per diem contract rates or forego prospective increases to those rates. In addition, it may become more difficult to renew our existing contracts on favorable terms or at all.

      Public resistance to privatization of correctional and detention facilities could result in our inability to obtain new contracts or the loss of existing contracts, which could have a material adverse effect on our business, financial condition and results of operations. The management and operation of correctional and detention facilities by private entities has not achieved complete acceptance by either governments or the public. Some governmental agencies have limitations on their ability to delegate their traditional management responsibilities for correctional and detention facilities to private companies and additional legislative changes or prohibitions could occur that further increase these limitations. In addition, the movement toward privatization of correctional and detention facilities has encountered resistance from groups, such as labor unions, that believe that correctional and detention facilities should only be operated by governmental agencies. Changes in dominant political parties could also result in significant changes to previously established views of privatization. Increased public resistance to the privatization of correctional and detention facilities in any of the markets in which we operate, as a result of these or other factors, could have a material adverse effect on our business, financial condition and results of operations.

      Adverse publicity may negatively impact our ability to retain existing contracts and obtain new contracts. Our business is subject to public scrutiny. Any negative publicity about an escape, riot or other disturbance or perceived poor conditions at a privately managed facility may result in publicity adverse to us and the private corrections industry in general. Any of these occurrences or continued trends may make it more difficult for us to renew existing contracts or to obtain new contracts or could result in the termination of an existing contract or the closure of one of our facilities, which could have a material adverse effect on our business.

      We may incur significant start-up and operating costs on new contracts before receiving related revenues, which may impact our cash flows and not be recouped. When we are awarded a contract to manage a facility, we may incur significant start-up and operating expenses, including the cost of constructing the facility, purchasing equipment and staffing the facility, before we receive any payments under the contract. These expenditures could result in a significant reduction in our cash reserves and may make it more difficult for us to meet other cash obligations, including our payment obligations on the Notes. In addition, a contract may be terminated prior to its scheduled expiration and as a result we may not recover these expenditures or realize any return on our investment.

      Failure to comply with extensive government regulation and unique contractual requirements could have an material adverse effect on our business, financial condition or results of operations. The industry in which we operate is subject to extensive federal, state and local regulations, including educational, environmental, health care and safety regulations, which are administered by many regulatory authorities. Some of the regulations are unique to the corrections industry, and the combination of regulations affects all areas of our operations. Facility management contracts typically include reporting requirements, supervision and on-site monitoring by representatives of the contracting governmental agencies. Corrections officers and juvenile care workers are customarily required to meet certain training standards and, in some instances, facility personnel are required to be licensed and are subject to background investigations. Certain jurisdictions also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. We may not always successfully comply with these and other regulations to which we are subject, and failure to comply can result in material penalties or the non-renewal or termination of facility management contracts. In addition, changes in existing regulations could require us to substantially modify the manner in which we conduct our business and, therefore, could have a material adverse effect on us.

      In addition, private prison managers are increasingly subject to government legislation and regulation attempting to restrict the ability of private prison managers to house certain types of inmates, such as inmates from other jurisdictions or inmates at medium or higher security levels. Legislation has been enacted in several states, and has previously been proposed in the United States House of Representatives, containing such restrictions. Although we do not believe that existing legislation will have a material adverse effect on us, future legislation may have such an effect on us.

      Government agencies may investigate and audit our contracts and, if any improprieties are found, we may be required to refund revenues we have received, to forego anticipated revenues and we may be subject to penalties and sanctions, including prohibitions on our bidding in response to Requests for Proposals, or RFPs, from governmental agencies to manage correctional facilities. Governmental agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, government agencies may review our performance of the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. For contracts that actually or effectively provide for certain reimbursement of expenses, if an agency determines that we have improperly allocated costs to a specific contract, we may not be reimbursed for those costs, and we could be required to refund the amount of any such costs that have been reimbursed. If a government audit asserts improper or illegal activities by us, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with certain governmental entities. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions.

      We may face community opposition to facility location, which may adversely affect our ability to obtain new contracts. Our success in obtaining new awards and contracts sometimes depends, in part, upon our ability to locate land that can be leased or acquired, on economically favorable terms, by us or other entities working with us in conjunction with our proposal to construct and/or manage a facility. Some locations may be in or near populous areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. When we select the intended project site, we attempt to conduct business in communities where local leaders and residents generally support the establishment of a privatized correctional or detention facility. We cannot assure you that future efforts to find suitable host communities will be successful. In many cases, the site selection is made by the contracting governmental entity. In such cases, site selection may be made for reasons related to political and/or economic development interests and may lead to the selection of sites that have less favorable environments.

      Our business operations expose us to various liabilities for which we may not have adequate insurance. The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain insurance coverage for these types of claims, except for claims relating to employment matters and medical malpractice claims relating to our mental health facilities, for which we carry no insurance. Accordingly, any losses relating to employment matters or medical malpractice claims relating to our mental health facilities could have a material adverse effect on our business, financial condition or results of operations.

      Claims for which we are insured that have an occurrence date of October 1, 2002 or earlier are handled by TWC and are fully insured up to an aggregate limit of between $25.0 million and $50.0 million, depending on the nature of the claim. With respect to claims for which we are insured that have an occurrence date of October 2, 2002 or later, we have a $1.0 million deductible and are insured up to an aggregate limit of between $5.0 million and $50.0 million, depending on the nature of the claim.

      In addition, since the events of September 11, 2001, and due to concerns over corporate governance and recent corporate accounting scandals, liability and other types of insurance have become more difficult and costly to obtain. Unanticipated additional insurance costs could adversely impact our results of operations and cash flows, and the failure to obtain or maintain any necessary insurance coverage could have a material adverse effect on our business, financial condition or results of operations.

      We are defending a wage and hour lawsuit filed in California state court by ten current and former employees. The employees are seeking certification of a class which would encompass all our current and former California correctional officers in certain selected posts. Discovery is underway and the court has yet to hear the plaintiffs’ certification motion. We are unable to estimate the potential loss exposure due to the current procedural posture of the lawsuit. While the plaintiffs in this case have not quantified their claim of damages and the outcome of the matters discussed above cannot be predicted with certainty, based on information known to date, our management believes that the ultimate resolution of these matters, if settled unfavorably to us, could have a material adverse effect on our financial position, operating results and cash flows. We are uninsured for any damages or costs we may incur as a result of this lawsuit, including the expenses of defending the lawsuit. We are vigorously defending our rights in this action.

      Our international operations expose us to risks which could materially adversely affect our financial condition and results of operations. We face risks associated with our operations outside the U.S. These risks include, among others, political and economic instability, exchange rate fluctuations, taxes, duties and the laws or regulations in those foreign jurisdictions in which we operate. In the event that we experience any difficulties arising from our operations in foreign markets, our business, financial condition and results of operations may be materially adversely affected. For the twenty-six weeks ended June 29, 2003 and the fiscal year ended December 29, 2002, respectively, our international operations accounted for approximately 21.0% and 20.6% of our consolidated revenues.

We conduct certain of our operations through joint ventures, which may lead to disagreements with our joint venture partners and adversely affect our interest in the joint ventures.

      We conduct substantially all of our operations in South Africa through joint ventures with third parties and may enter into additional joint ventures in the future. Joint venture agreements generally provide that the joint venture partners will equally share voting control on all significant matters to come before the joint venture. Our joint venture partners may have interests that are different from ours which may result in conflicting views as to the conduct of the business of the joint venture. In the event that we have a disagreement with a joint venture partner as to the resolution of a particular issue to come before the joint venture, or as to the management or conduct of the business of the joint venture in general, we may not be able to resolve such disagreement in our favor and such disagreement could have a material adverse effect on our interest in the joint venture or the business of the joint venture in general.

We are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel.

      We are dependent upon the continued service of each member of our senior management team, including George C. Zoley, our Chairman and Chief Executive Officer, Wayne H. Calabrese, our Vice Chairman and President, and John G. O’Rourke, our Chief Financial Officer. The unexpected loss of any of these individuals could materially adversely affect our business, financial condition or results of operations. We do not maintain key-man life insurance to protect against the loss of any of these individuals.

      In addition, the services we provide are labor-intensive. When we are awarded a facility management contract or open a new facility, we must hire operating management, correctional officers and other personnel. The success of our business requires that we attract, develop and retain these personnel. Our inability to hire sufficient qualified personnel on a timely basis or the loss of significant numbers of personnel at existing facilities could have a material effect on our business, financial condition or results of operations.

Our profitability may be materially adversely affected by inflation.

      Many of our facility management contracts provide for fixed management fees or fees that increase by only small amounts during their terms. While a substantial portion of our cost structure is generally fixed, if, due to inflation or other causes, our operating expenses, such as costs relating to personnel, utilities, insurance, medical and food, increase at rates faster than increases, if any, in our facility management fees, then our profitability could be materially adversely affected.

Various risks associated with the ownership of real estate may increase costs, expose us to uninsured losses and adversely affect our financial condition and results of operations.

      Our ownership of correctional and detention facilities subjects us to risks typically associated with investments in real estate. Investments in real estate, and in particular, correctional and detention facilities, are relatively illiquid and, therefore, our ability to divest ourselves of one or more of our facilities promptly in response to changed conditions is limited. Investments in correctional and detention facilities, in particular, subject us to risks involving potential exposure to environmental liability and uninsured loss. Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. In addition, although we maintain insurance for many types of losses, there are certain types of losses, such as losses from earthquakes, riots and acts of terrorism, which may be either uninsurable or for which it may not be economically feasible to obtain insurance coverage, in light of the substantial costs associated with such insurance. As a result, we could lose both our capital invested in, and anticipated profits from, one or more of the facilities we own. Further, it is possible to experience losses that may exceed the limits of insurance coverage.

Risks related to facility construction and development activities may increase our costs related to such activities.

      When we are engaged to perform construction and design services for a facility, we typically act as the primary contractor and subcontract with other companies who act as the general contractors. As primary contractor, we are subject to the various risks associated with construction (including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference) which could cause construction delays. In addition, we are subject to the risk that the general contractor will be unable to complete construction at the budgeted costs or be unable to fund any excess construction costs, even though we require general contractors to post construction bonds and insurance. Under such contracts, we are ultimately liable for all late delivery penalties and cost overruns.

The rising cost and increasing difficulty of obtaining adequate levels of surety credit on favorable terms could adversely affect our operating results.

      We are often required to post bid or performance bonds issued by a surety company as a condition to bidding on or being awarded a facility management contract. Availability and pricing of these surety commitments is subject to general market and industry conditions, among other factors. Recent events in the economy have caused the surety market to become unsettled, causing many reinsurers and sureties to reevaluate their commitment levels and required returns. As a result, surety bond premiums generally are increasing. If we are unable to effectively pass along the higher surety costs to our customers, any increase in surety costs could adversely affect our operating results. We cannot assure you that we will have continued access to surety credit or that we will be able to secure bonds economically, without additional collateral, or at the levels required for any potential facility development or contract bids. If we are unable to obtain adequate levels of surety credit on favorable terms, we would have to rely upon letters of credit under our amended senior credit facility, which would entail higher costs even if such borrowing capacity was available when desired, and our ability to bid for or obtain new contracts could be impaired.

We may not be able to successfully transition key services previously provided by our former parent company, which may adversely affect our financial results.

      We have historically been reliant upon TWC for various services including payroll, tax, data processing, internal auditing, treasury, cash management, insurance, information technology and human resource services. During 2002, we transitioned all of these services in-house with the exception of information technology support services, which TWC has agreed to provide through the end of 2003 for an annual fee of $1.75 million. Beginning in 2004, we will handle our information technology support services internally. If we are unable to capably handle any of these services previously handled by TWC, or if we handle them less efficiently or on a more costly basis than what TWC charged us to handle them, our financial results could be adversely affected.

Our former independent public accountant, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges and you are unlikely to be able to exercise effective remedies against such firm in any legal action.

      Although we have dismissed Arthur Andersen as our independent public accountants and engaged Ernst & Young, LLP, our consolidated financial statements as of December 31, 2000 and December 30, 2001, and for the fiscal years then ended were audited by Arthur Andersen LLP. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corporation. On June 15, 2002, a jury returned with a guilty verdict against Arthur Andersen following a trial. In light of the jury verdict and the underlying events, on August 31, 2002 Arthur Andersen ceased practicing before the Commission. However, we are including herein the consolidated financial statements audited by Arthur Andersen as of and for the fiscal years ended December 31, 2000 and December 30, 2001.

      Arthur Andersen has not performed any procedures in connection with this exchange offer. In addition, Arthur Andersen has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

      Moreover, as a public company, we are required to file with the Commission periodic financial statements audited or reviewed by an independent public accountant. The Commission has said that it will continue accepting financial statements audited by Arthur Andersen on an interim basis so long as a reasonable effort is made to have Arthur Andersen reissue its reports and to obtain a manually signed accountant’s report from Arthur Andersen. Arthur Andersen has informed us that it is no longer able to reissue its audit reports because both the partner and the audit manager who were assigned to our account have left the firm. In addition, Arthur Andersen is unable to perform procedures to assure the continued accuracy of its report on our audited financial statements included in this prospectus. Arthur Andersen will also be unable to perform such procedures or to provide other information or documents that would customarily be received by us in connection with financings or other transactions, including consents and “comfort” letters. As a result, we may encounter delays, additional expense and other difficulties in future financings. Any resulting delay in accessing or inability to access the public capital markets could have a material adverse effect on our business, financial condition or results of operations.

      In addition, Statement of Financial Accounting Standards No. 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) addresses financial accounting and reporting for the impairment or disposal of long-lived assets and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. SFAS 144 broadens the scope of defining discontinued operations. Under the provisions of SFAS 144, the identification and classification of a facility as held for sale or the termination of any of our material facility management contracts, by expiration or otherwise, would result in the classification of the operating results of such facility as a discontinued operation, so long as the financial results can be clearly identified, and so long as we do not have any significant continuing involvement in the operations of the component after the disposal or termination transaction. In the event that we have a discontinued operation in the future that requires us to present discontinued operations for fiscal years audited by Arthur Andersen, we would be required to have such fiscal years audited by another accounting firm as Arthur Andersen is unable to reissue their audit opinion for those fiscal years. As a result, we may encounter delays, additional expense and other difficulties in filing registration statements for future financings. Any resulting delay in accessing or inability to access public markets could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot assure you that any such required reaudit will not result in changes to our financial statements for such fiscal years.

FORWARD-LOOKING STATEMENTS

      All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are “forward-looking” statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may, “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” include, but are not limited to:

•	our ability to timely build and/or open facilities as planned, profitably manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;

•	the instability of foreign exchange rates, exposing us to currency risks in Australia, New Zealand and South Africa, or other countries in which we may choose to conduct our business;

•	an increase in labor rates beyond that which was budgeted;

•	our ability to expand our correctional and mental health services;

•	our ability to win management contracts for which we have submitted proposals and to retain existing management contracts;

•	our ability to raise new project development capital given the often short-term nature of the customers’ commitment to use newly developed facilities;

•	our ability to find a customer for our Jena, Louisiana Facility and/or to sub-lease or coordinate the sale of the facility with its owner, Correctional Properties Trust, which we refer to as CPV;

•	our ability to accurately project the size and growth of the domestic and international privatized corrections industry;

•	our ability to estimate the government’s level of utilization of privatization;

•	our ability to obtain future financing at competitive rates;

•	our exposure to general liability and workers’ compensation insurance costs;

•	our ability to maintain occupancy rates at our facilities;

•	our ability to manage health related insurance costs and medical malpractice liability claims;

•	the ability of our government customers to secure budgetary appropriations to fund their payment obligations to us;

•	our ability to effectively internalize functions and services previously provided by The Wackenhut Corporation, our former parent company; and

•	those factors disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus.

      We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this prospectus.

USE OF PROCEEDS

      The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive old notes in a like principal amount. The form and terms of the new notes are identical in all respects to the form and terms of the old notes, except the new notes do not include certain transfer restrictions. Old notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

      The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of June 29, 2003 (1) on an actual basis and (2) on a pro forma basis as if the Transactions and the sale of our interest in PCG had occurred on that date. See “Summary Historical and Pro Forma Financial and Other Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Selected Consolidated Financial and Other Data.”

	As of June 29, 2003

	Actual	Pro Forma

	(in thousands)
Cash and cash equivalents	$58,955	$95,701

Long-term debt, including current portion
Former senior term loan	124,688	—
Amended senior term loan	—	100,000
Offering of the old notes	—	150,000

	124,688	250,000
Non recourse debt(1)	39,684	39,684
Shareholders’ equity	169,293	82,585

Total capitalization	$333,645	$372,269

(1)	Our wholly-owned Australian subsidiary financed the development of a facility with long-term debt obligations which are non recourse to us. Any obligations or liabilities of the subsidiary relating to this long-term debt are matched by a corresponding commitment from the government of the State of Victoria.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated financial statements are based on our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements give effect to (1) the Transactions and (2) the sale of our interest in PCG, assuming a price for the sale of our interest in PCG of $80.7 million, on a pretax basis.

      The unaudited pro forma condensed consolidated balance sheet has been prepared as if the Transactions and the sale of our interest in PCG occurred on June 29, 2003, and the pro forma condensed consolidated statements of operations have been prepared as if the Transactions and the sale of our interest in PCG occurred on December 31, 2001 for the fiscal year ended December 29, 2002, and for the twenty-six weeks ended June 29, 2003.

      The unaudited pro forma condensed consolidated financial statements are based upon a number of assumptions and estimates, are subject to uncertainties, are presented for informational purposes only and do not purport to be indicative of the actual results of operations or financial condition that would have occurred had the transactions described above in fact occurred on the dates indicated, nor do they purport to be indicative of the results of operations or financial condition that we may achieve in the future. In the opinion of our management, all adjustments necessary to present fairly such unaudited pro forma condensed consolidated financial statements have been made.

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus and the information contained under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization,” and “Selected Consolidated Financial and Other Data.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 29, 2003
(in thousands)

				Adjustments
				for the sale
		Adjustments		of our
		for the		interest in
	Actual	Transactions		PCG		Pro Forma

Assets
Current assets
Cash and cash equivalents	$58,955	$(15,688	)(A)	$52,434	(G)	$95,701
Accounts receivable	88,095	—		—		88,095
Deferred income tax asset	8,426	—		—		8,426
Other	7,598	7,048	(B)			14,646

Total current assets	163,074	(8,640)		52,434		206,868

Property and equipment, net	205,119	—		—		205,119
Investments in and advances to affiliates	21,349	—		(14,746	)(H)	6,603
Deferred income tax asset	1,058	—		9,556	(I)	10,614
Direct finance lease receivable	39,164	—		—		39,164
Other non current assets	4,515	—		—		4,515

	$434,279	$(8,640)		$47,244		$472,883

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$15,296	$—		$—		$15,296
Accrued payroll and related taxes	16,074	—		—		16,074
Accrued expenses	44,649	—		—		44,649
Current portion of deferred revenue	1,811	—		—		1,811
Current portion of long-term debt and non recourse debt	1,770	(250	)(C)	—		1,520

Total current liabilities	79,600	(250)		—		79,350

Deferred revenue	7,316	—		—		7,136
Other	15,648	—		—		15,648
Long-term debt
Senior secured credit facility	123,438	(24,438	)(C)	—		99,000
Senior unsecured notes	—	150,000	(D)	—		150,000
Nonrecourse debt	39,164	—		—		39,164
Shareholders’ equity
Preferred stock	—	—		—		—
Common stock	213	—		—		213
Additional paid-in capital	63,815	—		—		63,815
Treasury stock	—	(132,000	)(E)			(132,000)
Retained earnings	122,808	(1,952	)(F)	33,946	(J)	154,802
Accumulated other comprehensive loss	(17,543)	—		13,298	(K)	(4,245)

Total shareholders’ equity	169,293	(133,952)		47,244		82,585

	$434,279	$(8,640)		$47,244		$472,883

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 29, 2003
(in thousands)

      (A) Reflects the use of $15,688 of our cash which was combined with the net proceeds from the offering of the Notes and borrowings under the amended senior credit facility to effect the repurchase of 12,000 shares of our common stock from Group 4 Falck, refinance $125,000 of borrowings under our former senior credit facility and pay related fees and expenses.

      (B) Reflects (1) the estimated $6,000 for fees and expenses related to the issuance of $150,000 aggregate principal amount of the Notes, (2) the estimated $3,000 of fees and expenses related to our amended senior credit facility and (3) a writeoff of $1,952 of unamortized loan issuance costs relating to our former senior credit facility. The fees related to the offering of the Notes will be capitalized and amortized over the term of the Notes. The fees related to the amended senior credit facility will be amortized over six years.

      (C) Reflects a reduction of borrowings related to the refinancing of our former senior credit facility upon entering into the amended senior credit facility.

      (D) Reflects the issuance of $150,000 aggregate principal amount of the Notes.

      (E) Reflects the repurchase of 12,000 shares of our common stock for $132,000 from Group 4 Falck.

      (F) Reflects a charge to the statement of operations to reduce the unamortized loan issuance costs related to our former senior credit facility.

      (G) Reflects the after tax proceeds from the sale of our interest in PCG, calculated as follows:

Proceeds from sale of our interest in PCG	$80,668
Estimated tax from gain on the sale of our interest in PCG	(28,234)

$52,434

      (H) Reflects the elimination of our net investment in PCG as a result of the sale.

      (I) Reflects the elimination of a deferred tax liability provided for undistributed income in PCG.

      (J) Reflects the gain on the sale of our interest in PCG as follows:

Proceeds from the sale of our interest in PCG	$80,668
Investment in PCG	(14,746)
Elimination of Deferred Tax Liability	9,556
Recognition of unrealized loss on PCG’s derivative instruments	(13,298)
Estimated tax from gain on the sale of our interest in PCG	(28,234)

$34,946

      (K) Reflects the recognition of the unrealized loss on PCG’s derivative instruments as a result of the sale of our interest in PCG.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS
For the Twenty-six Weeks Ended June 29, 2003
(in thousands, except per share data)

				Adjustments
				for the sale
		Adjustments		of our
		for the		interest in
	Actual	Transactions		PCG		Pro Forma

Revenues	$298,461	$—		$—		$298,461
Operating expense	252,840	—		—		252,840
Depreciation and amortization	6,919	—		—		6,919
General and administrative expense	19,050	—		—		19,050

Operating income	19,652	—		—		19,652
Interest income	2,544	—		—		2,544
Interest expense	(6,091)	(5,088	)(A)	—		(11,179)

Income before income taxes and equity in earnings of affiliates	16,105	(5,088)		—		11,018
Provision for income taxes	6,692	(1,984	)(B)	—		4,708

Income before equity in earnings of affiliates	9,413	(3,104)		—		6,310
Equity in earnings of affiliates	2,058	—		(1,743	)(D)	315

Net income	$11,471	$(3,104)		$(1,743)		$6,625

Earnings per share
Basic	$0.54					$0.72

Diluted	$0.54					$0.71

Basic weighted average shares outstanding	21,260	(12,000	)(C)			9,260

Diluted weighted average shares outstanding	21,368	(12,000	)(C)			9,368

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS FOR THE TWENTY-SIX WEEKS ENDED
JUNE 29, 2003
(in thousands)

      (A) Reflects the net adjustment to interest expense related to the following: (1) additional interest expense associated with the issuance of $150,000 aggregate principal amount of the Notes at an interest rate of 8.25%, (2) interest expense related to $100,000 of borrowings under our amended senior credit facility, assuming an interest rate of 4.20%, (3) elimination of interest expense related to the refinancing of $125,000 of borrowings under our former senior credit facility at an interest rate of 6.0%, (4) amortization of loan issuance costs associated with the amended senior credit facility and (5) amortization of loan issuance costs associated with the offering of the old notes.

Interest on the Notes	$6,188
Interest on the amended senior credit facility	2,100
Reduction in interest on the former senior credit facility	(3,750)
Amortization of debt issuance costs on the amended senior credit facility	250
Amortization of debt issuance costs on the Notes	300

$5,088

      For each .25% change in the interest rate on the amended senior credit facility, annual interest expense on the amended senior credit facility would change by $250.

      In addition, upon completion of the Transactions, we wrote-off unamortized loan issuance costs of approximately $2.0 million related to our former senior credit facility.

      (B) Reflects the tax effects of the adjustments presented in this pro forma statement of operations, at an effective tax rate of approximately 39%.

      (C) Reflects the repurchase of 12,000 shares of our common stock from Group 4 Falck.

      (D) Reflects the reversal of the equity in earnings of PCG as a result of the sale of our interest in PCG. The gain on the sale of our interest in PCG has not been reflected in the unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS
For the Fiscal Year Ended December 29, 2002
(in thousands, except per share data)

				Adjustments
				for the sale
		Adjustments		of our
		for the		interest in
	Actual	Transactions		PCG		Pro Forma

Revenues	$568,612	$—		$—		$568,612
Operating expense	496,497	—		—		496,497
Depreciation and amortization	12,093	—		—		12,093
General and administrative expense	32,146	—		—		32,146

Operating income	27,876	—		—		27,876
Interest income	4,794	—		—		4,794
Interest expense	(3,737)	(17,285	)(A)	—		(21,022)

Income before income taxes and equity in earnings of affiliates	28,933	(17,285)		—		11,648
Provision for income taxes	12,652	(6,814	)(B)	—		5,838

Income before equity in earnings of affiliates	16,281	(10,471)		—		5,810
Equity in earnings of affiliates	5,220	—		(6,461	)(D)	(1,241)

Net income	$21,501	$(10,471)		$(6,461)		$4,569

Earnings per share
Basic	$1.02					$0.50

Diluted	$1.01					$0.49

Basic weighted average shares outstanding	21,148	(12,000	)(C)			9,148

Diluted weighted average shares outstanding	21,364	(12,000	)(C)			9,364

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED
DECEMBER 29, 2002
(in thousands)

      (A) Reflects the net adjustment to interest expense related to the following (1) additional interest expense associated with the issuance of $150,000 aggregate principal amount of the Notes at an interest rate of 8.25%, (2) interest expense related to $100,000 of borrowings under our amended senior credit facility assuming an interest rate of 4.20%, (3) elimination of interest expense related to the refinancing of $125,000 of borrowings under our former senior credit facility at an interest rate of 6.0%, (4) amortization of loan issuance costs associated with the amended senior credit facility and (5) amortization of loan issuance costs associated with the offering of the old notes.

Interest on the Notes	$12,375
Interest on the amended senior credit facility	4,200
Reduction in interest on the former senior credit facility	(390)
Amortization of debt issuance costs on the amended senior credit facility	500
Amortization of debt issuance costs on the Notes	600

$17,285

      For each .25% change in the interest rate on the amended senior credit facility, annual interest expense on the amended senior credit facility would change by $250.

      In addition, upon completion of the Transactions, we wrote-off unamortized loan issuance costs of approximately $2.0 million related to our former senior credit facility.

      (B) Reflects the tax effects of the adjustments presented in this pro forma statement of operations, at an effective tax rate of approximately 39%.

      (C) Reflects the repurchase of 12,000 shares of our common stock from Group 4 Falck.

      (D) Reflects the reversal of the equity in earnings of PCG as a result of the sale of our interest in PCG. The gain on the sale of our interest in PCG has not been reflected in the unaudited pro forma condensed consolidated statements of operations.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table presents our selected consolidated historical financial and other data, which you should read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the fiscal years in the three-year period ended December 29, 2002 and the balance sheet data as of December 30, 2001 and December 29, 2002 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for and the balance sheet data as of each of the fiscal years ended January 3, 1999 and January 2, 2000 and the balance sheet data as of December 31, 2000 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected condensed consolidated statement of operations data for each of the twenty-six weeks ended June 30, 2002 and June 29, 2003 and the balance sheet data as of June 29, 2003 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. All amounts are presented in thousands, except per share data and ratio data.

						Twenty-six weeks
	Fiscal year ended					ended

	January 3,	January 2,	December 31,	December 30,	December 29,	June 30,	June 29,
	1999	2000	2000	2001	2002	2002	2003

Statement of operations data:
Revenues	$312,759	$438,484	$535,557	$562,073	$568,612	$281,374	$298,461
Operating expenses	271,840	389,325	486,884	503,547	496,497	246,648	252,840
General and administrative	14,851	17,763	21,122	24,423	32,146	16,401	19,050
Depreciation and amortization	3,567	5,355	8,639	9,919	12,093	4,924	6,919

Operating income	22,501	26,041	18,912	24,184	27,876	13,401	19,652
Interest and other income	2,452	6,166	6,745	4,278	4,794	2,116	2,544
Interest expense	(42)	(1,104)	(4,801)	(3,597)	(3,737)	(1,674)	(6,091)

Income before income taxes and equity in earnings of affiliates	24,911	31,103	20,856	24,865	28,933	13,843	16,105
Provision for income taxes	10,164	12,472	8,352	9,706	12,652	6,475	6,692

Income before equity in earnings of affiliates	14,747	18,631	12,504	15,159	16,281	7,368	9,413
Equity in earnings of affiliates	2,081	3,309	4,490	4,220	5,220	3,220	2,058

Income before cumulative effect of change in accounting for start-up costs	16,828	21,940	16,994	19,379	21,501	10,588	11,471
Cumulative effect of change in accounting for start-up costs, net of tax	(11,528)	—	—	—	—	—	—

Net income	$5,300	$21,940	$16,994	$19,379	$21,501	$10,588	$11,471

Basic earnings per share:
Income before cumulative effect of change in accounting for start-up costs	$0.76	$1.01	$0.81	$0.92	$1.02	$0.50	$0.54
Cumulative effect of change in accounting for start-up costs	(0.52)	—	—	—	—	—	—

Net income	$0.24	$1.01	$0.81	$0.92	$1.02	$0.50	$0.54

											Twenty-six weeks
	Fiscal year ended										ended

	January 3,		January 2,		December 31,		December 30,		December 29,		June 30,		June 29,
	1999		2000		2000		2001		2002		2002		2003

Diluted earnings per share:
Income before cumulative effect of change in accounting for start-up costs	$0.74		$1.00		$0.80		$0.91		$1.01		$0.50		$0.54
Cumulative effect of change in accounting for start-up costs	(0.51)		—		—		—		—		—		—

Net income	$0.23		$1.00		$0.80		$0.91		$1.01		$0.50		$0.54

Weighted average shares outstanding:
Basic	22,119		21,652		21,110		21,028		21,148		21,052		21,260

Diluted	22,683		22,015		21,251		21,261		21,364		21,314		21,368

Other financial data:
Ratio of earnings to fixed charges(1)	4.67	x	2.77	x	1.85	x	1.99	x	2.29	x	1.66	x	1.72	x

	As of

	January 3,	January 2,	December 31,	December 30,	December 29,	As of
	1999	2000	2000	2001	2002	June 29, 2003

Balance sheet data:
Working capital	$66,319	$79,377	$56,001	$67,887	$64,589	$83,474
Total assets	148,008	204,425	223,571	242,023	402,658	434,279
Long-term debt, including current portion (excluding non recourse debt)	213	15,000	10,000	—	125,000	124,688
Non-recourse debt	33,317	35,655	28,859	25,839	31,386	39,664
Common stock	223	215	210	210	212	213
Shareholders’ equity	102,940	118,684	127,164	130,361	152,642	169,293

(1)	Ratio of earnings to fixed charges is calculated by dividing income before income taxes and equity in earnings of affiliates plus fixed charges by fixed charges. Fixed charges consist of interest expense (including the interest element of rental expense) and amortization of deferred financing fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, but not limited to, those described under “Risk Factors” beginning on page 14 of this prospectus. The discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

      We are a leading provider of government-outsourced services specializing in the management of correctional, detention and state mental health facilities. Our services primarily involve the outsourced management of correctional and detention facilities for federal agencies and state and local governments. We manage all aspects of a prison’s operations, including security, food services, work programs, educational programs and health services. In addition to management services, we have the internal capability to design and develop new correctional facilities. We believe our expertise in operating correctional facilities combined with our capabilities to design and develop facilities strategically position us to win new contracts. Our service offerings also include the management of a state and a private mental health hospital.

The Transactions

      We used the net proceeds of the offering of the old notes, borrowings under our amended senior credit facility and cash on hand to complete the share repurchase described below and to refinance outstanding borrowings under our former senior credit facility. We believe that the Transactions will enhance our ability to execute our business objectives in the future.

      On April 30, 2003, we entered into a share purchase agreement with Group 4 Falck A/S, our majority shareholder, to repurchase all 12.0 million shares of our common stock held by Group 4 Falck for $132.0 million in cash. Group 4 Falck obtained these shares when it acquired our former parent company, TWC, in 2002. We completed the share repurchase on July 9, 2003 and, following the repurchase, we have approximately 9.2 million shares of common stock issued and outstanding. We believe that the removal of a controlling shareholder will provide us with increased independence and flexibility to pursue new opportunities to expand our business both domestically and abroad.

Sale of our Joint Venture Interest in PCG

      On July 2, 2003, we sold our 50% interest in Premier Custodial Group Limited, our joint venture in the United Kingdom, to Serco Investments Limited, our joint venture partner, for approximately $80.7 million (on a pretax basis). Under the terms of the indenture governing the Notes, we have an obligation to use the proceeds from the sale of our interest in PCG to reinvest in certain permitted businesses or assets, to repay indebtedness outstanding under the amended senior credit facility or to make an offer to repurchase a portion of the Notes.

Other Recent Developments

      Our results of operations have been impacted by a number of factors in recent years. In the fiscal years ended December 31, 2000 and December 30, 2001, we experienced a significant increase in our costs for comprehensive general liability, automobile liability and workers’ compensation insurance. These increases were primarily the result of historical adverse claims experience and a hardened sellers insurance market. In the fourth quarter of 2002, we established a new insurance program, which we believe will result in lower overall insurance costs. See “Business — Insurance.”

      New facility openings and the expiration of contracts also affect our results of operations. We opened two new facilities in the fiscal year ended December 31, 2000 and two new facilities in the fiscal year ended December 30, 2001. These openings were offset by the expiration or termination of contracts for one facility in each of fiscal years 2000, 2001 and 2002. Most recently, in the first quarter of fiscal year 2003, we began a new contract for the management of a domestic facility.

      We believe governmental agencies will increasingly outsource correctional and detention facility management services to the private sector. Factors which we believe will contribute to an increase in the use of privatization include a growing at-risk population of 18 to 24 year-old males, facility overcrowdings and governmental budgetary constraints.

Critical Accounting Policies

      Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We routinely evaluate our estimates based on historical experience and on various other assumptions that our management believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

      In accordance with Commission Staff Accounting Bulletin No. 101 and related interpretations, facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate. Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because our management considers costs incurred to date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which we determine that such losses and changes are probable. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined.

      We extend credit to the government agencies contracted with and other parties in the normal course of business as a result of billing and receiving payment for services thirty to sixty days in arrears. Further, we regularly review outstanding receivables, and provide estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, we make judgments regarding our customers’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Property and Equipment

      As of June 29, 2003, we had approximately $205.1 million in long-lived property and equipment. Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful life. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. We perform ongoing evaluations of the estimated useful lives of our property and equipment for depreciation purposes. The estimated useful life is determined and continually evaluated based on the period over which services are expected to be rendered by the asset. Maintenance and repair items are expensed as incurred.

      We review for impairment of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Our management has reviewed our long-lived assets and determined that there are no events requiring impairment loss recognition. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets.

Income Taxes

      Deferred tax assets and liabilities are recognized as the difference between the book basis and tax basis of its net assets. In providing for deferred taxes, we consider current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.

Reserves for Insurance Losses

      Casualty insurance related to workers’ compensation, general liability and automobile insurance coverage is provided through an independent insurer. The insurance program consists of primary and excess insurance coverage. The primary general liability coverage has a $5.0 million limit per occurrence with a $20.0 million general aggregate limit and a $1.0 million deductible. The primary automobile coverage has a $5.0 million limit per occurrence with a $1.0 million deductible and the primary workers’ compensation insurance limits are based on state statutes and contain a $1.0 million deductible. The excess coverage has a $50.0 million limit per occurrence and in the aggregate. We believe such limits are adequate to insure against the various liability risks of our business. We are self-insured for employment related claims and for medical malpractice claims relating to services provided at Atlantic Shores Hospital and South Florida State Hospital.

      Because our insurance policy is a high deductible policy, losses are recorded as reported and a provision is made to cover losses incurred but not reported. Loss reserves are undiscounted and are computed based on independent actuarial studies.

Commitments and Contingencies

Lease Obligations at the Jena Juvenile Justice Center

      During 2000, our management contract at the 276-bed Jena Juvenile Justice Center in Jena, Louisiana was terminated by the mutual agreement of the parties. We incurred an operating charge of $1.1 million during the fiscal year ended December 29, 2002 related to our lease of the inactive facility. We are continuing our efforts to find an alternative correctional use or sublease for the facility and believe that we will be successful prior to early 2004. We have reserved for the lease payments through early 2004 and we believe the reserve balance currently established for anticipated future losses under the lease with CPV is sufficient to cover costs under the lease until a sublease is in place or an alternative future use is established. If we are unable to sublease or find an alternative correctional use for the facility by that time, an additional operating charge will be required. The remaining obligation on the Jena lease through the contractual term of 2009, exclusive of the reserve for losses through early 2004, is approximately $11.0 million.

Loss of Contract with the Australia Department of Immigration, Multicultural and Indigenous Affairs

      In Australia, the Department of Immigration, Multicultural and Indigenous Affairs, which we refer to as DIMIA, recently entered into a contract with a division of Group 4 Falck for the management and operation of Australia’s immigration centers, services which we have provided since 1997 through our Australian subsidiary. The new contract between DIMIA and the division of Group 4 Falck is scheduled to take effect in early 2004. Although our contract with DIMIA is currently scheduled to end on December 23, 2003, we anticipate that we will be operating the DIMIA centers until the contract is transitioned over to the division of Group 4 Falck and we are currently in the process of seeking an extension to that effect. Once the division of Group 4 Falck begins to fully operate the DIMIA centers, we will no longer recognize any further revenue from the DIMIA contract. For the twenty-six weeks ended June 29, 2003, the contract with DIMIA represented approximately 9.6% of our consolidated revenues. We do not have any lease obligations related to our contract with DIMIA.

Pending Wage and Hour Litigation

      We are defending a wage and hour lawsuit filed in California state court by ten current and former employees. The employees are seeking certification of a class, which would encompass all of our current and former California employees. Discovery is underway and the court has yet to hear the plaintiffs’ certification motion. We are unable to estimate the potential loss exposure due to the current procedural posture of the lawsuit. While the plaintiffs in this case have not quantified their claim of damages and the outcome of the litigation cannot be predicted with certainty, based on information known to date, we believe that the ultimate resolution of these matters, if settled unfavorably to us, could have a material adverse effect on our financial position, operating results and cash flows. We are uninsured for any damages or costs we may incur as a result of this lawsuit, including the expenses of defending the lawsuit. We are vigorously defending our rights in this action.

Potential Losses Relating to McFarland facility

      Our contract with the California Department of Corrections for the management of the 224-bed McFarland Community Corrections Center was recently extended through December 31, 2003. Management believes that a contract extension will be entered into for any services which we may provide after December 31, 2003. However, there can be no assurance that a contract extension will be finalized. If the contract is not extended, we may not be reimbursed for any of our fees related to the operation of the McFarland facility after December 31, 2003. During the twenty-six weeks ended June 29, 2003, the contract for the McFarland facility represented less than 1% of our consolidated revenues. In addition, the McFarland facility is currently in the fifth year of a ten-year non-cancelable operating lease with Correctional Properties Trust, referred to as CPV. In the event that we are unable to extend the McFarland contract beyond December 31, 2003 or find an alternative use for the McFarland facility, we may be required to record an operating charge related to a portion of the future lease costs with CPV in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The remaining lease obligation is approximately $5.0 million through April 28, 2008.

Results of Operations

Twenty-six weeks ended June 29, 2003 compared with twenty-six weeks ended June 30, 2002

      Revenues increased by 6.1% to $298.5 million in the twenty-six weeks ended June 29, 2003 from $281.4 million in the twenty-six weeks ended June 30, 2002. The strengthening of the Australian dollar compared to the same period in 2002 resulted in approximately an $8.3 million increase in revenues. Revenues also increased approximately $5.3 million as a result of the opening of the Lawrenceville Correctional Facility at the end of the first quarter 2003. Additionally, revenues increased approximately $9.9 million dollars due to contractual adjustments for inflation, slightly higher occupancy rates and improved terms negotiated into a number of contracts. This increase was partially reduced by approximately $6.4 million in the twenty-six weeks ended June 29, 2003 compared to the twenty-six weeks ended June 30, 2002 due to the closure of the Bayamon Correctional Facility and South Bay — Sexually Violent Predators Unit as well as a reduction in compensated resident days at the Coke County Correctional Facility.

      The number of compensated resident days in domestic facilities increased to 4,743,635 in the twenty-six weeks ended June 29, 2003 from 4,568,862 in the twenty-six weeks ended June 30, 2002. The average facility occupancy in domestic facilities was 99.2% of capacity in the twenty-six weeks ended June 29, 2003 compared to 97.8% in the twenty-six weeks ended June 30, 2002. Compensated resident days in Australian facilities decreased to 798,730 from 867,754 for the comparable periods primarily due to lower population levels at the immigration and detention centers.

      Operating expenses increased by 2.5% to $252.8 million in the twenty-six weeks ended June 29, 2003 compared to $246.7 million in the twenty-six weeks ended June 30, 2002. As a percentage of revenue, operating expenses decreased to 84.7% in the twenty-six weeks ended June 29, 2003 from 87.7% in the comparable period in 2002. The increase in operating expenses primarily reflects approximately $7.8 million as a result of the stronger Australian dollar and operating expenses related to the opening of the Lawrenceville Correctional Facility offset by lower workers’ compensation and general liability insurance expense of approximately $4.0 million and lower lease expense of approximately $2.6 million as a result of purchasing previously leased properties. The interest cost associated with purchasing the properties is included in interest expense.

      Depreciation and amortization increased by 40.5% to $6.9 million in the twenty-six weeks ended June 29, 2003 compared to $4.9 million in the twenty-six weeks ended June 30, 2002. As a percentage of revenue, depreciation and amortization increased to 2.3% in the twenty-six weeks ended June 29, 2003 from 1.7% in the comparable period in 2002. This increase is attributable to the purchase of previously leased facilities for approximately $155.0 million in December 2002.

      General and administrative expenses increased 16.2% to $19.1 million in the twenty-six weeks ended June 29, 2003 from $16.4 million in the twenty-six weeks ended June 30, 2002. As a percentage of revenue, general and administrative expenses increased to 6.4% in the twenty-six weeks ended June 29, 2003 from 5.8% in the twenty-six weeks ended June 30, 2002. The increase primarily relates to approximately $2.7 million of increased professional fees related to the share repurchase from Group 4 Falck, higher corporate legal fees, increased fees to external auditors and other professional fees.

      Operating income increased by 46.6% to $19.7 million in the twenty-six weeks ended June 29, 2003 from $13.4 million in the twenty-six weeks ended June 30, 2002. As a percentage of revenue, operating income increased to 6.6% in the twenty-six weeks ended June 29, 2003 from 4.8% in the twenty-six weeks ended June 30, 2002 due to the factors impacting contribution from operations and general and administrative expenses.

      Interest income was $2.5 million during the twenty-six weeks ended June 29, 2003 compared to $2.1 million in the twenty-six weeks ended June 30, 2002 resulting from an increase in invested cash balances.

      Interest expense was $6.1 million during the twenty-six weeks ended June 29, 2003 compared to $1.7 million in the twenty-six weeks ended June 30, 2002. This increase is attributable to the debt incurred to finance the purchase of previously leased facilities for approximately $155.0 million in December 2002. Previously, these properties were leased and the lease costs of approximately $2.6 million for the twenty-six weeks ended June 30, 2002 were included in operating expenses in the Company’s Condensed Consolidated Statements of Income.

      Income before income taxes and equity in earnings of affiliates increased to $16.1 million in the twenty-six weeks ended June 29, 2003 as compared to $13.8 million in the twenty-six weeks ended June 30, 2002 due to the factors described above.

      Provision for income taxes increased to $6.7 million in the twenty-six weeks ended June 29, 2003 as compared to $6.5 million in the twenty-six weeks ended June 30, 2002 due to higher taxable income offset by a lower effective tax rate.

      Equity in earnings of affiliates, net of income tax provision, decreased to $2.1 million in the twenty-six weeks ended June 29, 2003 as compared to $3.2 million in the twenty-six weeks ended June 30, 2002 due to performance issues at the Ashfield facility in the United Kingdom.

      Net income increased to $11.5 million in the twenty-six weeks ended June 29, 2003 from $10.6 million in the twenty-six weeks ended June 30, 2002 as a result of the factors described above.

Fiscal year ended December 29, 2002 compared with fiscal year ended December 30, 2001

      Revenues increased $6.5 million, or 1.2% to $568.6 million in the fiscal year ended December 29, 2002 from $562.1 million in the fiscal year ended December 30, 2001. The increase in revenues is the result of new facility openings and increases in per diem rates offset by lower construction revenue and the closure of a number of facilities. Specifically, revenue increased approximately $27.4 million in the fiscal year ended December 29, 2002 compared to the fiscal year ended December 30, 2001 due to increased compensated resident days at a number of domestic facilities, including, but not limited to, the facilities opened in the fiscal year ended December 30, 2001, Val Verde Correctional Facility, Del Rio, Texas and the Rivers Correctional Institution, Winton, North Carolina and an overall increase in per diem rates. Revenues decreased by approximately $9.4 million in the fiscal year ended December 29, 2002 compared to the fiscal year ended December 30, 2001 due to the decline in construction revenue. Offsetting the increase, revenue was reduced by approximately $11.5 million in the fiscal year ended December 29, 2002 compared to the fiscal year ended December 30, 2001 due to the expiration of our contracts with the Arkansas Board of Correction and Community Punishment in the fiscal year ended December 30, 2001 and the expiration of the Bayamon Correctional Facility contract in June 2002.

      The number of compensated resident days in domestic facilities remained constant at 9.2 million for the fiscal year ended December 29, 2002 and the fiscal year ended December 30, 2001. Average facility occupancy in domestic facilities increased to 98.5% in the fiscal year ended December 29, 2002 from 97% in the fiscal year ended December 30, 2001. Compensated resident days in Australian facilities decreased to 1.7 million in the fiscal year ended December 29, 2002 from 1.9 million in the fiscal year ended December 30, 2001 primarily due to lower population levels at the immigration and detention centers. Average facility occupancy in Australian facilities decreased to 91.4% in the fiscal year ended December 29, 2002 from 94.3% in the fiscal year ended December 30, 2001, based on a reduction of detainees at our immigration and detention facilities.

      Operating expenses decreased by 1.4% to $496.5 million in the fiscal year ended December 29, 2002 compared to $503.5 million in the fiscal year ended December 30, 2001. As a percentage of revenues, operating expenses decreased to 87.3% in the fiscal year ended December 29, 2002 from 89.6% in the fiscal year ended December 30, 2001. This decrease primarily reflects the absence of $3.5 million in start-up costs related to the opening of the Val Verde, Texas and Winton, North Carolina facilities in the fiscal year ended December 30, 2001, as well as approximately $9.2 million due to the completion of construction activities in the fiscal year ended December 30, 2001, and approximately $11.3 million due to the expiration of the contracts with the Arkansas Board of Correction and Community Punishment and Bayamon Correctional Facility and a decrease in expenses related to our operating lease facility, which was refinanced on December 12, 2002. Also during the fiscal year ended December 29, 2002, our allowance for doubtful accounts decreased approximately $0.9 million as a result of charge-offs related to uncollectible accounts for receivables at our psychiatric hospital. Additionally, there are a number of secondary factors contributing to operating expenses in the fiscal year ended December 29, 2002 as compared to the fiscal year ended December 30, 2001 which include the following: lease expense for payments made to CPV, of $21.3 million offset by $1.8 million in amortization of the deferred revenue from the sale of properties to CPV.

      During fiscal year 2000, our management contract at the 276-bed Jena Juvenile Justice Center in Jena, Louisiana was terminated by the mutual agreement of the parties. We incurred operating charges of $1.1 million, $3.0 million and $3.8 million during fiscal years 2002, 2001 and 2000, respectively, related to our lease of the inactive facility that represented the expected costs to be incurred under the lease during those periods. We are actively pursuing various sublease alternatives with several agencies of the federal and state government. We are continuing our efforts to find an alternative correctional use or sublease for the Jena facility and we believe that we will be successful prior to early fiscal year 2004. We have reserved for the lease payments through early fiscal year 2004 and our management believes the reserve balance currently established for anticipated future losses under the lease with CPV is sufficient to cover costs under the lease until a sublease is in place or an alternative future use is established. If we are unable to sublease or find an alternative correctional use for the Jena facility by that time, an additional operating charge will be required. As of December 30, 2002, the remaining obligation on the Jena lease through the contractual term of fiscal year 2009, exclusive of the reserve for losses through early fiscal year 2004, was approximately $11.0 million.

      Depreciation and amortization increased by 21.9% to $12.1 million in the fiscal year ended December 29, 2002 from $9.9 million in the fiscal year ended December 30, 2001 due to the newly operational facilities in the fiscal year ended December 29, 2002, the addition of the four facilities as a result of the refinancing of the our operating lease facility and incremental depreciation due to assets acquired in our development of the internal support structure previously provided by TWC. As a percentage of revenues, depreciation and amortization increased to 2.1% from 1.8% in the fiscal year ended December 30, 2001.

      General and administrative expenses increased 31.6% to $32.1 million in the fiscal year ended December 29, 2002 from $24.4 million in the fiscal year ended December 30, 2001. As a percentage of revenue, general and administrative expenses increased to 5.7% in the fiscal year ended December 29, 2002 from 4.3% in the fiscal year ended December 30, 2001. The increase was primarily driven by $1.9 million of payments under employment agreements with certain key executives triggered by the change in control from the sale of TWC as well as $0.6 million of expense due to an acceleration of the retirement age under the senior executive deferred compensation plans, also a result of the sale of TWC. Other factors impacting the increase were increased legal and professional fees of approximately $2.0 million, higher insurance costs of approximately $1.2 million and higher travel costs of approximately $0.4 million.

      Related party transactions have in the past occurred in the normal course of business between us and TWC. Such transactions have included the purchase of goods and services and corporate costs for information technology support, office space and interest expense. Total related party transaction costs with TWC, excluding casualty insurance, were approximately $3.1 million in the fiscal year ended December 29, 2002 as compared to $3.2 million in the fiscal year ended December 30, 2001. Casualty insurance related to workers’ compensation, general liability and automobile insurance coverage is provided through an independent insurer. Prior to October 2, 2002, the first $1.0 million of coverage was reinsured by an insurance subsidiary of TWC. We paid TWC a fee for the transfer of the deductible exposure. We paid casualty insurance premiums related to this program of approximately $18.0 million for coverage through the end of the third quarter for the fiscal year ended December 29, 2002 as compared to approximately $22.0 million for coverage during the full fiscal year ended December 30, 2001. Effective October 2, 2002, we established a new insurance program with a $1.0 million deductible per occurrence for covered claims with an independent insurer. Prior to the establishment of the new high deductible policy, we had not recognized any expense related to self-insurance. We recognized approximately $3.0 million of self-insurance expense for estimated losses related to the high deductible policy during the fourth quarter of the fiscal year ended December 29, 2002 related to this new program.

      Since January 1, 2003, the only services TWC has provided for us have been information technology support services. We also lease office space from TWC under a non-cancelable operating lease that expires February 11, 2011. On April 14, 2003, we relocated our corporate headquarters to Boca Raton, Florida under a ten-year lease for new office space. Upon the completion of the share repurchase with Group 4 Falck, the lease with TWC for our former corporate headquarters will terminate and we will have no further obligations under that lease. In addition, upon the closing of the share repurchase, an agreement between us and Group 4 Falck, whereby Group 4 Falck agreed to reimburse us for up to 10% of the fair market value of our interest in PCG under certain circumstances, will also be terminated.

      Operating income increased by 15.3% to $27.9 million in the fiscal year ended December 29, 2002 from $24.2 million in the fiscal year ended December 30, 2001. As a percentage of revenue, operating income increased to 4.9% in the fiscal year ended December 29, 2002 from 4.3% in the fiscal year ended December 30, 2001 due to the factors impacting contribution from operations described above.

      Interest income increased 12.1% to $4.8 million in the fiscal year ended December 29, 2002 from $4.3 million in the fiscal year ended December 30, 2001. This increase is primarily due to higher average invested cash balances.

      Interest expense increased slightly to $3.7 million in the fiscal year ended December 29, 2002 from $3.6 million in the fiscal year ended December 30, 2001 reflecting higher effective interest rates as a result of the refinancing completed on December 12, 2002.

      Income before income taxes and equity in earnings of affiliates, increased to $28.9 million in the fiscal year ended December 29, 2002 from $24.9 million in the fiscal year ended December 30, 2001 due to the factors described previously.

      Provision for income taxes increased to $12.7 million in 2002 from $9.7 million in 2001 due to the increase in income before income taxes and a higher effective tax rate. The higher effective tax rate reflects an increase in the tax provision to provide for higher additional taxes due to the disallowance of certain expenses resulting from the sale of TWC.

      Equity in earnings of affiliates, net of income tax provision, increased 23.7% to $5.2 million in the fiscal year ended December 29, 2002 from $4.2 million in the fiscal year ended December 30, 2001. The fiscal year ended December 30, 2001 reflects start-up costs associated with the opening of the 800-bed Dovegate prison in the United Kingdom, in July 2001, and the opening of the 150-bed Dungavel House Immigration Detention Centre in the United Kingdom, in August 2001. The fiscal year ended December 29, 2002 reflects the full activation of these facilities offset by start-up costs and phase-in losses related to the 3,024-bed South African prison, which opened in February 2002. Additionally, performance issues at the Ashfield Facility negatively impacted the fiscal year ended December 29, 2002 results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      Net income increased 10.9% to $21.5 million in the fiscal year ended December 29, 2002 from $19.4 million in the fiscal year ended December 30, 2001 as a result of the factors described above.

Fiscal year ended December 30, 2001 compared with fiscal year ended December 31, 2000

      Revenues increased $26.5 million, or 5.0% to $562.1 million in the fiscal year ended December 30, 2001 from $535.6 million in the fiscal year ended December 31, 2000. The increase in revenues is the result of new facility openings offset by lower construction revenue, closure of two facilities and lower compensated resident days at the DIMIA facilities in Australia due to a decrease in immigration detentions in Australia as a result of a change in Australian immigration law. Specifically, revenue increased approximately $52.5 million in the fiscal year ended December 30, 2001 compared to the fiscal year ended December 31, 2000 due to increased compensated resident days resulting from the opening of two facilities in the fiscal year ended December 31, 2000, (Auckland Central Remand Prison, Auckland, New Zealand in July 2000 and the Western Region Detention Facility at San Diego, San Diego, California in July 2000) and the opening of two facilities in the fiscal year ended December 30, 2001 (Val Verde Correctional Facility, Del Rio, Texas in January 2001 and the Rivers Correctional Institution, Winton, North Carolina in March 2001). Revenues decreased by approximately $27.3 million in the fiscal year ended December 30, 2001 compared to the fiscal year ended December 31, 2000 due to less construction activity as a result of substantial completion of construction projects in the fiscal year ended December 31, 2000. Revenues also decreased by approximately $10.4 million in the fiscal year ended December 30, 2001 compared to the fiscal year ended December 31, 2000 due to the cessation of operations at the Jena Juvenile Justice Center, the expiration of our contracts with the Arkansas Board of Correction and Community Punishment and a decline in compensated resident days at the DIMIA facilities. The balance of the increase in revenues was attributable to facilities open during all of both periods and increases in per diem rates.

      The number of compensated resident days in domestic facilities increased to 9.2 million in the fiscal year ended December 30, 2001 from 8.8 million in the fiscal year ended December 31, 2000. Average facility occupancy in domestic facilities was 97% for the fiscal year ended December 30, 2001 and the fiscal year ended December 31, 2000. Compensated resident days in Australian facilities increased to 1.9 million in the fiscal year ended December 30, 2001 from 1.8 million in the fiscal year ended December 31, 2000 primarily due to the opening of the Auckland Central Remand Prison in July 2000. Average facility occupancy in Australian facilities decreased to 94.3% in the fiscal year ended December 30, 2001 from 99.1% in the fiscal year ended December 31, 2000.

      In December 2001, we were issued a notice of contract non-renewal by the Administration of Corrections from the Commonwealth of Puerto Rico for the management of the Bayamon Correctional Facility primarily due to a change in government policy in Puerto Rico. The current contract was set to expire March 23, 2002. The contract expired June 23, 2002. The termination of the management contract did not have a significant adverse impact on our results of operations and cash flows.

      Operating expenses increased by 3.4% to $503.5 million in the fiscal year ended December 30, 2001 compared to $486.9 million in the fiscal year ended December 31, 2000. As a percentage of revenues, operating expenses decreased to 89.6% in the fiscal year ended December 30, 2001 from 90.9% in the fiscal year ended December 31, 2000. This increase primarily reflects the four facilities that were opened in the fiscal year ended December 30, 2001 and the fiscal year ended December 31, 2000, as described above. Additionally, there are a number of secondary factors contributing to the increase in operating expenses in the fiscal year ended December 30, 2001 as compared to the fiscal year ended December 31, 2000 which include the following: lease expense for payments made to CPV of $20.9 million, excluding the Jena lease payments included in the

Jena charge, offset by $1.9 million in amortization of the deferred revenue from the sale of properties to CPV; and expenses related to the construction of a new facility for the government of the Netherlands Antilles. The decrease as a percentage of revenue is the result of improved operations at a number of facilities including: Lea County Correctional Facility (New Mexico), Michigan Youth Correctional Facility (Michigan), and North Texas Intermediate Sanction Facility (Texas). We implemented strategies to improve the operational performance of these facilities and believe their performance has stabilized. However, there can be no assurance that these strategies will continue to be successful. We also terminated underperforming our management services contracts for the Grimes and McPherson Correctional Facilities on June 30, 2001. Additionally, during the fiscal year ended December 30, 2001 we renegotiated our management contract for the George W. Hill Correctional Facility.

      We previously purchased comprehensive general liability, automobile liability and workers’ compensation with a $1.0 million deductible per occurrence. The deductible portion of our risk was re-insured by TWC’s wholly-owned captive re-insurance company. We paid TWC a fee for the transfer of the deductible exposure. Our insurance costs increased significantly during the third and fourth quarter of the fiscal year ended December 30, 2001 due to a hardened seller’s insurance market, which was exacerbated by the events of September 11, 2001 and historical adverse claims experience. We paid premiums related to this program of approximately $22.0 million in the fiscal year ended December 30, 2001, as compared to approximately $13.6 million in the fiscal year ended December 31, 2000. In addition to the casualty insurance program with TWC, related party transactions have in the past occurred in the normal course of business between us and TWC. Such transactions included the purchase of goods and services and corporate costs for management support, office space and interest expense. Total related party transaction costs with TWC, excluding casualty insurance, were approximately $3.2 million in the fiscal year ended December 30, 2001 as compared to $3.8 million in the fiscal year ended December 31, 2000. As previously discussed, we also incurred significant unanticipated wage increases in the fiscal year ended December 31, 2000 due to tight labor markets. We did not experience significant unanticipated wage increases in the fiscal year ended December 30, 2001.

      In the fiscal year ended December 30, 2001, we reported an operating charge of $3.0 million ($1.8 million after tax, or $0.09 per share), related to the Jena, Louisiana facility which represents the expected losses to be incurred on the lease through December 2002 as our management believed a sale of the facility would be finalized by that date or an alternative use would have been be found. At December 30, 2001, our total remaining obligation under the lease agreement was approximately $14.0 million. This compares with a charge of $3.8 million in the fiscal year ended December 31, 2000 ($2.3 million after tax, or $0.11 per share). At that time we estimated the facility would remain inactive through the fiscal year ended December 30, 2001.

      Depreciation and amortization increased by 14.8% to $9.9 million in the fiscal year ended December 30, 2001 from $8.6 million in 2000 due to the new facilities added in 2001 and a full year of depreciation on the San Diego facility added in the fiscal year ended December 31, 2000. As a percentage of revenues, depreciation and amortization increased to 1.8% from 1.6% in the fiscal year ended December 31, 2000.

      General and administrative expenses increased 15.6% to $24.4 million in the fiscal year ended December 30, 2001 from $21.1 million in the fiscal year ended December 31, 2000. The increase reflects costs related to additional personnel and infrastructure as well as increased salary costs and higher travel costs. As a percentage of revenue, general and administrative expenses increased to 4.3% in the fiscal year ended December 30, 2001 from 3.9% in the fiscal year ended December 31, 2000.

      Operating income increased by 27.9% to $24.2 million in the fiscal year ended December 30, 2001 from $18.9 million in the fiscal year ended December 31, 2000. As a percentage of revenue,

operating income increased to 4.3% in the fiscal year ended December 30, 2001 from 3.5% in the fiscal year ended December 31, 2000 due to the factors impacting contribution from operations.

      Interest income decreased 29.9% to $4.3 million in the fiscal year ended December 30, 2001 from $6.1 million in the fiscal year ended December 31, 2000. This decrease is primarily due to lower average invested cash balances, lower interest rates and the sale of a portion of our loans to overseas affiliates in the fiscal year ended December 31, 2000.

      Interest expense decreased 25.1% to $3.6 million in the fiscal year ended December 30, 2001 from $4.8 million in the fiscal year ended December 31, 2000. This decrease is due to decreased interest rates and paying down $10.0 million in long-term debt during the fiscal year ended December 30, 2001.

      Other income in the fiscal year ended December 31, 2000 of $0.6 million represents a gain from the sale of a portion of our loans to overseas affiliates. There was no such activity in the fiscal year ended December 30, 2001.

      Income before income taxes and equity in earnings of affiliates, increased to $24.9 million in the fiscal year ended December 30, 2001 from $20.9 million in the fiscal year ended December 31, 2000 due to the factors described previously.

      Provision for income taxes increased to $9.7 million in the fiscal year ended December 30, 2001 from $8.4 million in the fiscal year ended December 31, 2000 due to the increase in income before income taxes. Our effective tax rate decreased 1% due to lower foreign tax rates.

      Equity in earnings of affiliates, net of income tax provision, decreased 6.0% to $4.2 million in the fiscal year ended December 30, 2001 from $4.5 million in the fiscal year ended December 31, 2000 due to phase-in costs associated with the 800-bed Dovegate prison in the United Kingdom, which opened in the third quarter of the fiscal year ended December 30, 2001, and start-up costs related to the 3,024-bed South African prison on schedule to open in mid-February, fiscal year 2002.

      Net income increased 14.0% to $19.4 million in the fiscal year ended December 30, 2001 from $17 million in the fiscal year ended December 31, 2000 as a result of the factors described above.

Financial Condition

Liquidity and Capital Resources

      Our primary source of liquidity is cash flow from operations and borrowings under the $50.0 million revolving portion of our amended senior credit facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources. As of September 15, 2003, we had $4.5 million available for borrowing under the revolving portion of our amended senior credit facility.

      We incurred substantial indebtedness in connection with the Transactions. As of September 15, 2003, we had $270.0 million of consolidated long-term debt outstanding, excluding $38.9 million of non recourse debt and our annual interest expense, including amortization of deferred financing costs, would have been approximately $22.1 million. This annual interest expense is calculated giving effect to the annual interest rate of 8.25% on the Notes and assumes an annual interest rate of 4.2% on borrowings under the term loan portion of our amended senior credit facility. Our significant debt service obligations could, under certain circumstances, have material consequences for you. See “Risk Factors — Risks Related to Our High Level of Indebtedness.”

      Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our amended senior credit facility, will be adequate to meet our future liquidity needs over the next twelve months.

      Cash and cash equivalents totaled $35.2 million at December 29, 2002, compared to $46.1 million at December 30, 2001. Net working capital totaled $64.6 million at December 29, 2002, compared to $67.9 million at December 30, 2001.

      At June 29, 2003, we also had outstanding 11 letters of guarantee totaling approximately $6.4 million under separate international credit facilities. Upon completion of the Transactions, these letters of credit will remain outstanding and will not be rolled over into our amended senior credit facility.

      In connection with the financing and management of one of our Australian facilities, our wholly owned Australian subsidiary financed the facility’s development with long-term debt obligations, which are non-recourse to us. We have consolidated our subsidiary’s direct finance lease receivable from the state government and related non recourse debt each totaling approximately $39.7 million as of June 29, 2003. We reclassified the amounts reflected in the December 30, 2001 balance sheet to reflect the asset and related non recourse debt of approximately $26.0 million to conform to current year presentation. The term of the non recourse debt is through 2017 and it bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of our subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria. In connection with the non recourse debt, our subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non recourse debt to 9.7%. Our management has determined the swap to be an effective cash flow hedge. Accordingly, we have recorded the value of the interest rate swap in other comprehensive income, net of applicable income taxes.

      Cash provided by operating activities in fiscal years 2002, 2001 and 2000 was $22.2 million, $29.5 million and $25.9 million, respectively. Cash provided by operating activities in the twenty-six weeks ended June 29, 2003 was $22.2 million compared to $2.6 million cash provided by operating activities in the twenty-six weeks ended June 30, 2002, primarily reflecting a decrease in accounts receivable and other current assets and an increase in accounts payable and accrued expenses offset by a decrease in accrued payroll and related taxes. The $7.3 million decrease in cash provided by operating activities from fiscal year 2001 to 2002 primarily reflects increases in accounts receivable and other current assets and decreases in accounts payable and accrued expenses. These were partially offset by higher net income, depreciation expense and an increase in other liabilities. The increase in other liabilities was primarily driven by costs related to employment agreements with certain key executives triggered by the change in control of TWC as well as an acceleration of the retirement age under senior executive deferred compensation plans, also a result of the sale of TWC. The $3.6 million increase in cash provided by operating activities from fiscal year 2000 to 2001 primarily reflects an increase in net income.

      Cash used in investing activities in fiscal years 2002, 2001 and 2000 was $159.3 million, $3.9 million and $20.9 million, respectively. Cash used in investing activities increased to $4.0 million for the twenty-six weeks ended June 29, 2003 compared to $1.8 million used in investing activities for the twenty-six weeks ended June 30, 2002. The change is primarily a result of a decrease in repayments of investments in and advances to affiliates offset by slightly higher capital expenditures. The $155.4 million increase in cash used in investing activities from fiscal year 2001 to 2002 is primarily due to the purchase by us in December 2002 of four correctional properties in operation under our prior operating lease facility. We acquired these four properties from the operating lease facility for an aggregate purchase price of approximately $155.0 million. Cash used in investing activities decreased approximately $17.0 million, primarily due to a decrease in capital expenditures due to the completion in fiscal year 2000 of significant leasehold improvements to a facility we lease in San Diego.

      Cash provided by financing activities in fiscal years 2002, 2001 and 2000 was $129.2 million, $(11.2) million and $(9.9) million, respectively. Cash provided by financing activities was $2.2 million for the twenty-six weeks ended June 29, 2003 and $0.9 million for the twenty-six weeks ended June 30, 2002, primarily as a result of additional proceeds from non-recourse debt used to fund the expansion of a facility in Australia. The $140.4 million increase in cash provided by financing activities from fiscal year 2001 to 2002 reflects borrowings under our former senior credit facility.

      Current cash requirements consist of amounts needed for working capital, capital expenditures and supply purchases and investments in joint ventures. Some of our management contracts require us to make substantial initial expenditures of cash in connection with opening or renovating a facility. Based on current estimates of our capital needs, we anticipate that our capital expenditures will not exceed $12.0 million during the next 12 months. The initial expenditures subsequently are fully or partially recoverable as pass-through costs or are billable as a component of the per diem rates or monthly fixed fees to the contracting agency over the original term of the contract. However, we cannot assure you that any of these expenditures would be recovered.

      Our management believes that cash on hand, cash flows from operations and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of our business, both on a near and long-term basis.

      Our access to capital and ability to compete for future capital-intensive projects will be dependent upon, among other things, our ability to meet certain financial covenants in our amended senior credit facility. A substantial decline in our financial performance as a result of an increase in operational expenses relative to revenue could limit our access to capital.

     Table of Contractual Obligations

      The following is a table of certain of our contractual obligations, as of June 29, 2003, which require us to make payments over the periods presented. The table does not reflect the additional $ 20.0 million in long-term indebtedness that we incurred after June 29, 2003.

	Payments due by period
	(in thousands)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations	$250,000	$1,250	$20,625	$78,125	$150,000
Operating Lease Obligations	168,528	29,678	88,138	39,299	11,413
Non-Recourse Debt	39,684	520	3,936	4,908	30,320
Other Long-Term Liabilities	12,530	2,817	—	—	9,713
Total	$470,742	$34,265	$112,699	$122,332	$201,446

Inflation

      Our management believes that inflation, in general, did not have a material effect on our results of operations during fiscal 2002 and 2001. However, in fiscal 2000, we experienced increased wage pressures due to tight labor markets in certain key geographic areas. In addition, we were negatively impacted by significant increases in utilities costs in fiscal 2000, particularly in the western United States. While some of our contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on our results of operations in the future to the extent that wages and salaries, which represent our largest expense, increase at a faster rate than the per diem or fixed rates we receive for our management services.

Market Risk

      Effective September 18, 2003, we entered into interest rate swap agreements in the aggregate notional amount of $50.0 million. The agreements, which have payment and expiration dates that coincide with the payment and expiration terms of the Notes, effectively convert $50.0 million of the Notes into variable rate obligations. Under the agreements, we receive a fixed interest rate payment from the financial counterparties to the agreements equal to 8.25% per year calculated on the notional $50.0 million amount, while we make a variable interest rate payment to the same counterparties equal to the six-month London Interbank Offered Rate plus a fixed margin of 3.45%, also calculated on the notional $50.0 million amount. As a result, for every one percent increase in the interest rate applicable to the swap agreements, our total annual interest expense will increase by $0.5 million.

      We have designated the $50.0 million swap as a fair value hedge and there is no expected ineffectiveness related to the swap. Changes in the fair value of the interest rate swap will be recorded in earnings along with related designated changes in the value of the Notes.

      We are also exposed to changes in interest rates with respect to our amended senior credit facility. Monthly payments under the amended senior credit facility are indexed to a variable interest rate. Based on borrowings outstanding under the amended senior credit facility of $120.0 million as of September 15, 2003, for every one percent increase in the interest rate applicable to the amended senior credit facility, our total annual interest expense will increase by $1.2 million.

      We entered into certain interest rate swap agreements fixing the interest rate on our Australian non-recourse debt to 9.7%. The difference between the floating rate and the swap rate on these instruments is recognized in interest expense within the respective entity. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point change in the current interest rate would not have a material impact on our financial statements.

      Additionally, we invest our cash in a variety of short-term financial instruments. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these instruments are subject to interest rate risk, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial statements.

      As a result of our international operations, we are also exposed to fluctuations in foreign currency exchange rates between the U.S. dollar and the Australian dollar, British pound and South African rand currency exchange rates.

BUSINESS

Our Company

      We are a leading provider of government-outsourced services specializing in the management of correctional, detention and mental health facilities. We believe that we are the second largest operator of privatized correctional and detention facilities in the world, with operations located in the United States, Australia, New Zealand and South Africa. We believe that we have a leading share of the privatized correctional and detention facilities management services market for the states of California, Florida and Texas, the three U.S. states with the largest inmate populations. As of September 15, 2003, we operated a total of 47 correctional, detention and mental health facilities and had over 36,000 beds under management or for which we had been awarded contracts. We maintained an average facility occupancy rate of over 97% and 99% for the fiscal year ended December 29, 2002 and the twenty-six weeks ended June 29, 2003, respectively. For the fiscal year ended December 29, 2002, we had consolidated revenues of $568.6 million and consolidated operating income of $27.9 million.

      Our correctional and detention management services involve the provision of security, administrative, rehabilitation, education, health and food services, primarily at adult male correctional and detention facilities. We also develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency. Through these management and development services, we believe that we achieve significant cost savings in comparison to public sector costs, providing substantial privatization benefits to our government customers.

      Under our correctional facility management services contracts, most of our government customers pay us on a per inmate per diem basis, with some of these contracts providing for minimum guaranteed payments regardless of actual occupancy levels. Certain of our contracts also provide for fixed fee payments. Generally, our management services contracts have rate adjustments for increased costs due to inflation. Our contract renewal rate over the last five years is 94%, the average length of our current customer relationships is six years, and 30 of our 47 current contracts are with government entities to whom we have been providing services for five years or more.

      Our mental health facilities management services primarily involve the provision of acute mental health and related administrative services to mentally ill patients that have been placed under public sector supervision and care. At these mental health facilities, we employ psychiatrists, physicians, nurses, counselors, social workers and other trained personnel to deliver active psychiatric treatment which is designed to diagnose, treat and rehabilitate patients for community reintegration. Since 1998, we have operated what we believe is the only fully privatized state mental health facility in the U.S. at South Florida State Hospital. In December 2000, we completed the design and construction of a new 325-bed facility that replaced the original facility. We are paid a fixed monthly fee for the provision of services at this facility.

Competitive Strengths

Experienced Industry Leader

      We are a global provider of privatized correctional and detention services with operations in the United States, Australia, New Zealand and South Africa. We operate a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers and mental health facilities. Since our founding in 1984, we believe that we have established a strong reputation among federal, state, and local authorities as a highly effective operator of secure, well-managed facilities. We believe that our long operating history and reputation have earned us credibility with both existing and prospective clients when bidding on new facility management contracts or renewing existing contracts.

Regional Operating Structure

      We operate three regional U.S. offices and two international offices that provide administrative oversight and support to our correctional and detention facilities and allow us to maintain close relationships with our clients and suppliers. Each of our three regional U.S. offices is responsible for the facilities located within a defined geographic area. The regional offices perform regular internal audits of the facilities in order to ensure continuing compliance with the underlying contracts, applicable accreditation standards, governmental regulations and our internal policies and procedures. We believe that our regional operating structure differentiates us from our competitors and allows us to deliver highly responsive customer service. We also believe that our regional operating structure facilitates our integration into the local communities in which we operate and provides us with the ability to market our services more effectively.

Long Term Relationships with High-Quality Government Customers

      We have developed long term relationships with our government customers and have been successful at retaining our facility management contracts. We have provided correctional and detention management services to the United States Federal Government for 17 years, the State of California for 14 years, the State of Texas for 14 years, various Australian state government entities for 11 years and the State of Florida for 8 years. These five customers accounted for approximately 62.4% and 74.6% of our consolidated revenues for the fiscal year ended December 29, 2002 and the twenty-six weeks ended June 29, 2003, respectively. Our strong operating track record has enabled us to achieve a high renewal rate for contracts. Over the past five years, 48 out of 51 of our contracts have been renewed, a renewal rate of 94%, and during the 17 years we have been in business, we have lost only one contract to a private competitor. Our government customers typically satisfy their payment obligations to us through budgetary appropriations. We believe this provides us with a stable and predictable source of revenue and cash flow.

Full-Service Facility Developer

      We believe that our ability to provide comprehensive facility development and design services enables us to retain existing customers seeking to update their facilities and to attract new customers by demonstrating the benefits of privatization. We have developed an expertise in the design, construction and financing of high quality correctional, detention and mental health facilities. Since 1987, we have designed, developed or renovated 38 correctional, detention and mental health facilities. We have provided or facilitated the financing of these facilities through a variety of means, including, public-private financing initiatives, third party sale-leasebacks, self-financings and tax-exempt, non-recourse local or municipal bonds. We believe that our in-house team of architects provides us with the capability to produce secure and cost-effective design solutions that reduce personnel needs and facility operating expenses.

Experienced, Proven Senior Management Team

      Our top three senior executives have over 45 years of combined industry experience, have worked together at our company for more than 12 years and have established a track record of growth and profitability. Under their leadership, our annual consolidated revenues have grown from $40.0 million in 1991 to $568.6 million in 2002. Our Chief Executive Officer, George C. Zoley, was one of the pioneers of the industry, having developed and opened what we believe was one of the first privatized detention facilities in the U.S. in 1986. In addition to senior management, our operational and facility level management has significant operational expertise. Our wardens have an average of 24 years of correctional and detention industry experience. We believe that the long, accomplished tenure of our management team helps to distinguish us from our competitors in the privatized corrections industry.

Business Strategy

Provide High Quality, Essential Services at Lower Costs

      Our objective is to provide federal, state and local governmental agencies with high quality, essential services at a lower cost than they themselves could achieve. We generally provide all of the critical services associated with operating our facilities, including security, food services, rehabilitation programs, education and on-site health care. We believe this enables us to ensure high quality and control costs. Our 22 domestic correctional and detention facilities that have been rated by the American Correctional Association, or the ACA, have achieved a median accreditation score of 99.5%. Accreditation by the ACA serves as a measure of our ongoing compliance with accepted national industry standards of design and operation and we believe it helps to provide protection against frivolous inmate litigation. We have developed standard operating procedures for our facilities that are designed to maximize efficiency and control our expenses.

Maintain Disciplined Operating Approach

      We manage our business on a contract by contract basis in order to maximize our operating margins. We typically refrain from pursuing contracts that we do not believe will yield attractive profit margins in relation to the associated operational risks. For example, we have avoided operating certain juvenile and female correctional facilities which we believe may be prone to increased operational difficulties that may result in increased litigation, higher personnel costs and reduced profitability. Generally, we do not engage in speculative development and do not build facilities without having a corresponding management contract award in place. In addition, we have elected not to enter certain international markets with a history of economic and political instability. We believe that our strategy of emphasizing lower risk, higher profit opportunities helps us to consistently deliver strong operational performance, lower our costs and increase our overall profitability.

Expand Into Complementary Government-Outsourced Services

      We intend to capitalize on our long term relationships with government agencies to continue to grow our correctional, detention and mental health facilities management services and to become a preferred provider of complementary government-outsourced services. We believe that government outsourcing of currently internalized functions will increase largely as a result of the public sector’s desire to maintain quality service levels amid governmental budgetary constraints. Based on our expansion into the mental health services sector, we believe that we are well positioned to continue to deliver higher quality services at lower costs in new areas of privatization.

Pursue International Growth Opportunities

      As a global international provider of privatized correctional services, we are able to capitalize on opportunities to operate existing or new facilities on behalf of foreign governments. We currently have operations in Australia, New Zealand and South Africa. We intend to further penetrate these markets and to expand into new international markets which we deem attractive. We believe that we are one of the few companies worldwide that has the operational expertise, track record and resources to compete for the management of large-scale, privatized correctional facilities.

Industry Overview

      We believe that governmental agencies in the U.S. spent more than $50.0 billion on correctional and detention facilities and services in 2002. As of June 30, 2002, the total U.S. prison population exceeded 2.0 million for the first time, with only 6.1% of the federal and state population being outsourced to the private sector. We believe that the U.S. market is poised for both overall growth and increased privatization as a result of increasing incarceration rates, a growing 18 to 24 year-old at-risk male population, facility overcrowdings, governmental budgetary constraints and the desire by the public sector to provide higher quality services and performance accountability.

Increasing Prison Populations

      According to the Bureau of Justice Statistics, the average annual growth rate of the prison population in the U.S. between December 1995 and June 2002 was 3.8%, with the growth rate declining slightly between June 2001 and June 2002 to 2.8%. The incarceration rate between June 2001 and June 2002 increased by 1.5%, after growing by 1.0% between December 2000 and December 2001. We believe that further growth could come from stricter sentencing guidelines and the projected growth of the 18 to 24 year-old at-risk male population, which is expected to increase by 6.5% from 2000 to 2005.

Overcrowding Pressure

      As of December 31, 2001, 22 states and the federal prison system were operating between 1% and 37% above their capacity, with the federal prison system operating at 31% above capacity. Additionally, the Federal Bureau of Prisons projects that during fiscal year 2003, the federal government’s prison population will reach 166,000 inmates, 35% above its projected capacity.

Budgetary Constraints

      We believe that full or partial outsourcing of correctional and detention services will become a more compelling option for public officials due to increasing budgetary constraints at both the federal level and in many states. We believe that states that outsource a significant percentage of their inmate populations reduce the overall growth in their correctional spending.

Quality Improvements and Performance Accountability

      We believe that private correctional and detention facilities provide superior operational quality as compared to government-operated operational facilities. Most correctional and detention services contracts include economic incentives for private operators to deliver high quality service, provide for continuous monitoring by government representatives and require accreditation by independent organizations such as the ACA for compliance with contract terms and industry standards. We believe these contractual incentives establish a high degree of accountability for private operators.

Facilities

      The following table summarizes certain information with respect to facilities that we (or a subsidiary or joint venture of ours) operated under a management contract or had an award to manage as of July 31, 2003.

					Scheduled
Facility Name		Design			Expiration	Renewal
Location	Company Role	Capacity	Facility Type	Security Level	of Current Term	Option

Correctional Facilities
Federal Government Contracts:
Aurora INS Processing Center, Aurora, Colorado(5)	Design/ Construction/ Management	340	DHS Detention Facility	Minimum/ Medium	March 2004	(4)six month
Queens Private Correctional Facility, Queens, New York(5)	Design/ Construction/ Management	200	DHS Detention Facility	Minimum/ Medium	April 2004	(3)one year
Rivers Correctional Institution, Winton North Carolina(1)	Design/ Construction/ Management	1,200	Federal Prison	Low/ Minimum	March 2004	(7)one year
Taft Correctional Institution Taft, California	Management	2,048	Federal Prison	Low/ Minimum	August 2003	(4)one year

					Scheduled
Facility Name		Design			Expiration	Renewal
Location	Company Role	Capacity	Facility Type	Security Level	of Current Term	Option

State Government Contracts:
Allen Correctional Center Kinder, Louisiana	Management	1,538	State Prison	Medium/ Maximum	December 2003	(1)two year
Bridgeport Correctional Center Bridgeport, Texas	Construction/ Management	520	Pre-Release Center	Minimum	August 2003	(2)one year
Central Texas Parole Violator Facility San Antonio, Texas(11)	Renovation/ Management	623	State Parole Violator Facility	All levels	August 2003	—

			U.S. Marshal and DHS Detention Facility (County Lease)		January 2005	(2)one year
Central Valley Community Correctional Facility McFarland California(5)	Design/ Construction/ Management	550	State Community Correctional Facility	Medium	December 2007	—
Cleveland Correctional Center Cleveland, Texas(12)	Management	520	State Prison	Medium	September 2003	—
Coke County Juvenile Justice Facility Coke County, Texas	Design/ Construction/ Management	200	Juvenile Offender Facility	Medium/ Maximum	March 2004	—
Desert View Modified Community Correctional Facility Adelanto California(5)	Design/ Construction/ Management	568	State Community Correctional Facility	Medium	December 2007	—
East Mississippi Correctional Facility Meridian, Mississippi	Design/ Construction/ Management	750	State Prison	Mental Health	April 2004	(1)two year
Golden State Community Correctional Facility McFarland, California(5)	Design/ Construction/ Management	550	State Community Correctional Facility	Medium	December 2007	—
Guadalupe County Correctional Facility Santa Rosa, New Mexico(1)(8)	Design/ Construction/ Management	600	State Prison	Medium	January 2004	(5)one year
John R. Lindsey Correctional Facility Jack County, Texas(12)	Design/ Construction/ Management	1,031	State Jail Facility	Minimum/ Medium	August 2003	—
Karnes County Correctional Center Karnes City, Texas(5)	Management	579	County Jail	All levels	January 2028	—
Kyle Correctional Facility (New Vision) Kyle, Texas(2)	Construction/ Management/ Chemical Dependency Treatment	520	State Prison/ In-Prison Chemical Dependency Treatment Center	Minimum	August 2003	(2)one year
Lawrenceville Correctional Facility Lawrenceville, Virginia	Management	1,536	State Jail Facility	Medium	March 2008	—
Lawton Correctional Facility Lawton, Oklahoma(5)(13)	Design/ Construction/ Management	1,800	State Prison	Medium	July 2003
Lea County Correctional Facility Hobbs, New Mexico(5)	Design/ Construction/ Management	1,264	State Prison & County Jail	All levels	December 2003	(5)one year
Lockhart Secure Work Program Facility Lockhart, Texas(12)	Design/ Construction/ Management	500	Work Program Facility	Minimum	August 2003	—
Marshall County Correctional Facility Holly Springs Mississippi	Design/ Construction/ Management	1,000	State Prison	Medium	August 2003	Two year base (3)one year
McFarland Community Correctional Facility McFarland, California(5)(14)	Construction/ Management	224	State Community Correctional Facility	Minimum	July 2003	—
Michigan Youth Correctional Facility Baldwin, Michigan(1)	Design/ Construction/ Management	480	State Prison	Maximum	July 2003	Unlimited four year
Moore Haven Correctional Facility Moore Haven, Florida	Design/ Construction/ Management	750	State Prison	Medium	July 2004	Unlimited two year

					Scheduled
Facility Name		Design			Expiration	Renewal
Location	Company Role	Capacity	Facility Type	Security Level	of Current Term	Option

North Texas Intermediate Sanction Facility Fort Worth, Texas(11)	Renovation/ Management	400	Intermediate Sanction Facility	Minimum	August 2003	—
South Bay Correctional Facility South Bay, Florida(10)	Design/ Construction/ Management	1,318	State Prison	Medium/ Close Custody	July 2003	Unlimited two year
Willacy County Unit Raymondville, Texas(12)	Design/ Construction/ Management	1,000	State Jail Facility	Minimum	August 2003	—
Local Government Contracts:
Broward County Work Release Center Broward County, Florida(5)	Design/ Construction/ Management	300	Community Work Release Center DHS Female Detention Facility	Non-secure	September 2003	(1)one year
George W. Hill Correctional Facility Thornton, Pennsylvania	Design/ Construction/ Management	1,812	County Jail	All levels	August 2003	Unlimited two year
Val Verde Correctional Facility Del Rio Texas(1)(9)	Design/ Construction/ Management	848	Local Detention Facility/ County Jail	All levels	January 2021	Unlimited five year
Western Region Detention Facility at San Diego, California	Renovation/ Management	616	Local Detention Facility	Maximum	July 2003	(2)one year
International Contracts:
Arthur Gorrie Correctional Centre Wacol, Australia	Management	710	Reception and Remand Centre	All levels	December 2007	—
Auckland Central Remand Prison Auckland, New Zealand	Management	383	National Prison	Medium	May 2004	—
DIMIA	Management	1,200	Immigration Detention	All levels	December 2003	—
One Contract
• Baxter Immigration Detention Baxter, Australia(6)
• Maribyrnong Immigration Melbourne, Australia
• Perth Immigration Perth, Australia
• Port Hedland Immigration Hedland, Australia
• Villawood Immigration Detention Sydney, Australia
Fulham Correctional Centre Victoria, Australia	Design/ Consultation/ Management Expansion Beds	793 — 68	State Prison	Minimum/ Medium	July 2005	(4)three year
Junee Correctional Centre Junee, Australia	Construction/ Management	750	State Prison	Minimum/ Medium	January 2006	—
Kutama-Sinthumule Maximum Security Prison Northern Province, Republic of South Africa	Design/ Construction/ Management	3,024	National Prison	Maximum	July 2024	—
Melbourne Custody Centre, Melbourne, Australia	Management	80	City Jail	All levels	March 2004	—
New Brunswick Youth Centre(3) New Brunswick, Canada	Design/ Construction/ Management	N/ A	Province Juvenile Facility	All levels	October 2022	—
Pacific Shores Healthcare Victoria, Australia(7)	Management	N/ A	Health Care Services	N/ A	December 2003	—
South Florida State Hospital Pembroke Pines, Florida	Design/ Construction/ Management	325	State Psychiatric Hospital	N/ A	July 2003	(2)five year
Atlantic Shores Hospital Fort Lauderdale, Florida(4)	Management	72	Private Psychiatric Hospital	N/ A	N/ A	N/ A

(1)	We own these facilities.

(2)	We operate a chemical dependency treatment center located in this facility under a separate contract. This contract is for a three-year term expiring August 31, 2003. We have received notice that this contract will be extended until August 2004.

(3)	We hold a contract for maintenance only of this facility.

(4)	We purchased this facility and provide services on an individual patient basis; therefore, there are no contracts with government agencies subject to terms and/or renewals.

(5)	We lease these facilities from CPV. In April 1998, we sold three facilities owned by us and the rights to acquire four other facilities to CPV which CPV subsequently exercised. CPV purchased an eighth facility directly from a government entity. In October 1998, we sold the completed portion of a ninth facility to CPV. During Fiscal 1999, CPV acquired a 600-bed expansion of the ninth facility and the right to acquire a tenth facility which it subsequently exercised. During Fiscal 2000, CPV purchased an eleventh facility that we had the right to acquire. The facilities were then leased to us under operating leases. There were no purchase and sale transactions between us and CPV in 2001 or 2002. See “Business — Properties.”

(6)	This facility represents additional services under the current detention services contractual agreement with the Department of Immigration, Multicultural and Indigenous Affairs, and is subject to a six-week termination clause depending on client needs.

(7)	We provide comprehensive healthcare services to 11 government-operated prisons under this contract.

(8)	We have a five-year contract with five one-year options to operate the facility on behalf of the county. The county, in turn, has a one-year contract, subject to annual renewal, with the state to house state prisoners at the facility.

(9)	We have a twenty-year contract with one five-year option to operate the facility on behalf of the county. The county, in turn, has a one-year contract, subject to annual renewal, with the US Marshal Service to house federal prisoners at the facility.

(10)	The Commission on Privatized Corrections has formally voted to extend this contract for one year to July 2004.

(11)	We have received notice that this contract will be extended until February 2004.

(12)	We have received notice that this contract will be extended until December 2003.

(13)	The State Criminal Justice Board has formally voted to extend this contract for five years (one year base plus four one-year renewal periods).

(14)	We have received notice that this contract will be extended until either January 2004 or July 2004.

Facility Overview

      We offer services that go beyond simply housing offenders in a safe and secure manner. We offer a wide array of in-facility rehabilitative and educational programs. Inmates at most of our facilities can also receive basic education through academic programs designed to improve inmates’ literacy levels and to offer the opportunity to acquire General Education Development certificates. Most of our managed facilities also offer vocational training for in-demand occupations to inmates who lack marketable job skills. In addition, most of our managed facilities offer life skills/transition planning programs that provide inmates job search training and employment skills, anger management skills, health education, financial responsibility training, parenting skills and other skills associated with becoming productive citizens. For example, at the Lockhart Work Program Facility, located in Lockhart, Texas, we, as part of our job training program, recruited firms from private industry to employ inmates at the facility. Inmates who participate in such programs receive job skills training and are paid at least the minimum wage. The inmates’ earnings are used to compensate victims, defray the inmates’ housing costs and support their dependents. We intend to expand this program to our correctional facilities in South Bay and Moore Haven, Florida. We also offer counseling, education and/or treatment to inmates with alcohol and drug abuse problems at most of the domestic facilities we manage. We believe that our program at the Kyle New Vision Chemical Dependency Treatment Center is the largest privately managed in-prison program of this nature in the United States.

      We operate each facility in accordance with our company-wide policies and procedures and with the standards and guidelines required under the relevant contract. For many facilities, the standards and guidelines include those established by the American Correctional Association. The American Correctional Association, an independent organization of corrections professionals, establishes correctional facility standards and guidelines that are generally acknowledged as a benchmark by governmental agencies responsible for correctional facilities. Many of our contracts for facilities in the United States require us to seek and maintain American Correctional Association accreditation of the facility. We have sought and received American Correctional Association accreditation for all such facilities. We have also achieved and maintained certification by the Joint Commission on Accreditation for Health Care Organizations, or JCAHCO, for both of our mental health facilities.

Facility Management Contracts

      Other than listed in the following table, no other single customer accounted for 10% or more of our total revenues for Fiscal 2002, 2001, and 2000.

Customer	2002	2001	2000

Various agencies of the U.S. Federal Government	19%	18%	11%
Various agencies of the State of Texas	17%	16%	15%
Various agencies of the State of Florida	14%	14%	19%
Department of Immigration, Multicultural and Indigenous Affairs (Australia)	10%	11%	11%

      Except for our contracts for the Taft Correctional Institution, George W. Hill Correctional Facility, Rivers Correctional Institution, South Florida State Hospital, and the facilities in Australia, New Zealand and South Africa, all of which provide for fixed monthly rates, our facility management contracts provide that we are compensated at an inmate or patient per diem rate based upon actual or guaranteed occupancy levels. Such compensation is invoiced in accordance with applicable laws and paid on a monthly basis. All of our contracts are subject to either annual or bi-annual legislative appropriations. A failure by a governmental agency to receive appropriations could result in termination of the contract by such agency or a reduction of the management fee payable to us. No assurance can be given that the governmental agencies with which we contract will continue to receive appropriations in all cases.

      The following table sets forth the number of scheduled renewals of our contracts in each of the next five years:

Year	Number of Contracts

2003	27	*
2004	19
2005	10
2006	11
2007	8

*	As of June 29, 2003, twenty four of these contracts had been renewed or extended for new terms ranging from 3 months to five years, subject to the right of the contracting governmental entities to terminate the contracts prior to their scheduled expiration date in accordance with the terms of the contracts.

     Refer to the table in “Business — Facilities” for detail of the renewal options for these contracts. Our management believes that we will be successful in renewing our contracts upon their expiration but we can provide no assurance that we will in fact be able to do so. Except as described below, to date, all renewal options under our management contracts have been exercised. However, in connection with the exercise of the renewal option, either the contracting government agency or us typically has requested changes or adjustments to the contract terms.

      In Australia, the Department of Immigration, Multicultural and Indigenous Affairs (“DIMIA”) announced its intention to enter into contract negotiations with a competitor of our Australian subsidiary for the management and operation of Australia’s immigration centers. DIMIA has further stated that if it is unable to reach agreement with the announced preferred bidder, it will enter into negotiations with our subsidiary.

      Our contracts typically allow a contracting governmental agency to terminate a contract with or without cause by giving us written notice ranging from 30 to 180 days. Since 1999, two contracts have been terminated by the mutual agreement of the parties prior to the end of the contract term. Most recently, on June 30, 2000, the cooperative agreement for the management of the Jena Juvenile Justice Center between us and the LaSalle Hospital District No. 1 was terminated by the mutual agreement of the parties.

      In addition, in connection with our management of such facilities, we are required to comply with all applicable local, state and federal laws and related rules and regulations. Our contracts typically require us to maintain certain levels of insurance coverage for general liability, workers’ compensation, vehicle liability, and property loss or damage. If we do not maintain the required categories and levels of coverage, the contracting governmental agency may be permitted to terminate the contract. Presently, we are insured under a liability insurance program which includes comprehensive general liability, automobile liability and workers’ compensation coverage. We are self-insured for employment claims and for medical malpractice claims at Atlantic Shores Hospital and South Florida State Hospital. There can be no assurance that we will be able to obtain or maintain insurance levels as required by our contracts. See “Business — Insurance.” In addition, we are required under our contracts to indemnify the contracting governmental agency for all claims and costs arising out of our management of facilities and in some instances we are required to maintain performance bonds relating to the construction and development of facilities.

Facility Design, Construction and Finance

      We offer governmental agencies consultation and management services relating to the design and construction of new correctional and detention facilities and the redesign and renovation of older facilities. As of December 29, 2002, we had provided service for the design and construction of 32 facilities and for the redesign and renovation of six facilities. See table in “Business — Facilities.”

      Contracts to design and construct or to redesign and renovate facilities may be financed in a variety of ways. Governmental agencies may finance the construction of such facilities through the following: (i) a one time general revenue appropriation by the government agency for the cost of the new facility; (ii) general obligation bonds that are secured by either a limited or unlimited tax levy by the issuing governmental entity; or (iii) lease revenue bonds or certificates of participation secured by an annual lease payment that is subject to annual or bi-annual legislative appropriations. We may also act as a source of financing or as a facilitator with respect to any financing. In these cases, the construction of such facilities may be financed through various methods including, but not limited to, the following: (i) funds from equity offerings of our stock; (ii) cash flows from operations; (iii) borrowing from banks or other institutions (which may or may not be subject to government guarantees in the event of contract termination); or (iv) lease arrangements with third parties.

      If the project is financed using direct governmental appropriations, with proceeds of the sale of bonds or other obligations issued prior to the award of the project or by us directly, then financing is in place when the contract relating to the construction or renovation project is executed. If the project is financed using project-specific tax-exempt bonds or other obligations, the construction contract is generally subject to the sale of such bonds or obligations. Generally, substantial expenditures for construction will not be made on such a project until the tax-exempt bonds or other obligations are sold; and, if such bonds or obligations are not sold, construction and, therefore, management of the facility may either be delayed until alternative financing is procured or the development of the project will be entirely suspended. If the project is self-financed by us, then financing is in place prior to the commencement of construction.

      When we are awarded a facility management contract, appropriations for the first annual or bi-annual period of the contract’s term have generally already been approved, and the contract is subject to governmental appropriations for subsequent annual or bi-annual periods.

      Under our construction and design management contracts, we generally agree to be responsible for overall project development and completion. We typically act as the primary developer on construction contracts for facilities and subcontracts with national general contractors. Where possible, we subcontract with construction companies with which we have previously worked. We make use of an in-house staff of architects and operational experts from various corrections disciplines (e.g. security, medical service, food service, inmate programs and facility maintenance) as part of the team that participates from conceptual design through final construction of the project. This staff coordinates all aspects of the development with subcontractors and provide site-specific services. It has been our experience that it typically takes 9 to 24 months to construct a facility after the contract is executed and financing approved.

      When designing a facility, our architects seek to utilize, with appropriate modifications, prototype designs we have used in developing prior projects. We believe that the use of these designs allows us to reduce cost overruns and construction delays and to reduce the number of officers required to provide security at a facility, thus controlling costs both to construct and to manage the facility. Security is maintained because our facility designs increase the area under direct surveillance by correctional officers and make use of additional electronic surveillance.

      We may also propose that governmental agencies consider various financing structures for construction finance.

Marketing and Business Proposals

      Currently, we view governmental agencies responsible for state and federal correctional facilities in the United States and governmental agencies responsible for correctional facilities in Australia, New Zealand and South Africa as our primary potential customers. Our secondary customers include local agencies in the U.S. and other foreign governmental agencies.

      Governmental agencies responsible for correctional and detention facilities generally procure goods and services through requests for proposals. A typical request for proposals requires bidders to provide detailed information, including, but not limited to, descriptions of the following: the services to be provided by the bidder, its experience and qualifications, and the price at which the bidder is willing to provide the services (which services may include the renovation, improvement or expansion of an existing facility, or the planning, design and construction of a new facility).

      If the project meets our profile for new projects, we then will submit a written response to the request for proposals. We estimate that we typically spend between $50,000 and $150,000 when responding to a request for proposals. We have engaged and intend in the future to engage independent consultants to assist us in developing privatization opportunities and in responding to requests for proposals, monitoring the legislative and business climate, and maintaining relationships with existing clients.

      There are several critical events in the marketing process, including the issuance of a request for proposals by a governmental agency, submission of a response to the request for proposals by us, the award of a contract by a governmental agency and the commencement of construction or management of a facility. Our experience has been that a period of approximately five to ten weeks is generally required from the issuance of a request for proposals to the submission of our response to the request for proposals; that between one and four months elapse between the submission of our response and the agency’s award for a contract; and that between one and four months elapse between the award of a contract and the commencement of construction or management of the facility. If the facility for which an award has been made must be constructed, our experience is that construction usually takes between 9 and 24 months, depending on the size and complexity of the project; therefore, management of a newly constructed facility typically commences between 10 and 28 months after the governmental agency’s award.

Insurance

      Casualty insurance related to workers’ compensation, general liability and automobile insurance coverage is provided through an independent insurer. Prior to October 2, 2002, the first $1.0 million of coverage was reinsured by an insurance subsidiary of TWC. Effective October 2, 2002, we established a new insurance program with a $1.0 million deductible per occurrence with an independent insurer. The insurance program consists of primary and excess insurance coverage. The primary general liability coverage has a $5.0 million limit per occurrence with a $20.0 million general aggregate limit and a $1.0 million deductible. The primary automobile coverage has a $5.0 million limit per occurrence with a $1.0 million deductible and the primary worker’s compensation limits are based on state statutes and contain a $1.0 million deductible. The excess coverage has a $50.0 million limit per occurrence and in the aggregate. Although we believe such limits are adequate to insure against the various liability risks of our business, we cannot assure you that they will be. We are self-insured for employment claims and for medical malpractice claims at Atlantic Shores Hospital and South Florida State Hospital. There can be no assurance that we will be able to obtain or maintain insurance levels as required by our contracts.

Employees and Employee Training

      At June 29, 2003, we had 11,885 full-time employees. Of such full-time employees, 83 were employed at our headquarters and 11,802 were employed at facilities and regional offices. We employ management, administrative and clerical, security, educational services, health services and general maintenance personnel. In the U.S., our correctional officer employees at George W. Hill Correctional Facility (Pennsylvania), Queens Private Correctional Facility (New York), Michigan Youth Correctional Facility (Michigan) and Desert View Modified Community Correctional Facility (California) are members of unions. We are in the process of renegotiating a union contract at George W. Hill Correctional Facility (Pennsylvania) which expires in September 2003. In addition, our correctional officer employees at Auckland Central Remand Prison (New Zealand) and the majority of our employees in our Australian operations are covered by union agreements. Other than the contracts described above, we have no other union contracts or collective bargaining agreements. We believe our relations with our employees are good.

      Under the laws applicable to most of our operations, and internal company policies, our correctional officers are required to complete a minimum amount of training. At least 160 hours of pre-service training by us is required under most U.S. state laws before an employee is allowed to work in a position that will bring him or her in contact with inmates. In addition to a minimum of 160 hours of pre-service training, most states require 40 or 80 hours of on-the-job training. Florida law requires that correction officers receive 520 hours of training and Michigan law requires that correctional officers receive 640 hours of training. Our training programs meet or exceed all applicable requirements.

      Our training program begins with approximately 40 hours of instruction regarding our policies, operational procedures and management philosophy. Training continues with an additional 120 hours of instruction covering legal issues, rights of inmates, techniques of communication and supervision, interpersonal skills and job training relating to the particular position to be held. Each of our employees who has contact with inmates receives a minimum of 40 hours of additional training each year, and each manager receives at least 24 hours of training each year.

      At least 240 and 160 hours of training are required for our employees in Australia and South Africa, respectively, before such employees are allowed to work in positions that will bring them into contact with inmates. Our employees in Australia and South Africa receive a minimum of 40 hours of additional training each year.

Competition

      We compete primarily on the basis of the quality and range of services offered, our experience (both domestically and internationally) in the design, construction and management of privatized correctional and detention facilities, our reputation and our pricing. We compete with a number of companies, including, but not limited to: Corrections Corporation of America; Correctional Services Corporation; Cornell Companies, Inc.; and Management and Training Corporation. Some of our competitors are larger and have more resources than we do. We also compete in some markets with small local companies that may have a better knowledge of the local conditions and may be better able to gain political and public acceptance. In addition, in some markets, we may compete with governmental agencies that are responsible for correctional facilities. Upon the completion of the share repurchase, the non-compete agreement we had with Group 4 Falck which prevented Group 4 Falck from competing with us in the U.S. was terminated and Group 4 Falck and its affiliates became free to compete with us in the U.S.

Non-U.S. Operations

      Although most of our operations are within the United States, our international operations make a significant contribution to our results of operations. Our wholly-owned subsidiaries provide correctional and detention facilities management in Australia and New Zealand.

      A summary of U.S. and Australia operations is presented below (in thousands):

	Fiscal year ended			Twenty-six weeks ended

	December 31,	December 30,	December 29,	June 30,	June 29,
	2000	2001	2002	2002	2003

Revenues
U.S. operations	$426,510	$454,053	$451,465	$225,313	$235,828
Australia operations	109,047	108,020	117,147	56,061	62,633

Total revenues	$535,557	$562,073	$568,612	$281,374	$298,461

Operating Income
U.S. operations	$9,620	$19,559	$26,066	$12,919	$18,386
Australia operations	9,292	4,625	1,810	482	1,266

Total operating income	$18,912	$24,184	$27,876	$13,401	$19,652

	As of			As of

	December 31,	December 30,	December 29,	June 29,
	2000	2001	2002	2003
Long-Lived Assets
Domestic operations	$48,274	$47,639	$200,258	$199,052
International operations	6,346	6,119	6,208	6,067

Total long-lived assets	$54,620	$53,758	$206,466	$205,119

      Our affiliates (50% owned), South African Custodial Services, Pty. Ltd. and South African Management, Pty. Ltd., provide correctional and detention facilities management in South Africa. The following table summarizes certain financial information pertaining to these South Africa unconsolidated foreign affiliates, on a combined basis, for and as of the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002, respectively and the twenty-six weeks ended June 30, 2002 and June 29, 2003, respectively (in thousands).

				Twenty-Six Weeks
	Fiscal Year Ended			Ended

	December 31,	December 30,	December 29,	June 30,	June 29,
	2000	2001	2002	2002	2003
Statement of Operations Data
Revenues	$—	$—	$15,928	$4,328	$17,445
Operating income (loss)	—	(1,749)	1,016	(2,307)	5,126
Net income (loss)	—	(1,441)	(2,481)	2,071	630

	As of			As of

	December 31,	December 30,	December 29,	June 30,	June 29,
	2000	2001	2002	2002	2003
Balance Sheet Data
Current assets	$6,561	$5,112	$6,426	$3,493	$10,955
Noncurrent assets	14,357	31,924	47,125	41,146	55,475
Current liabilities	32	913	1,808	1,676	4,330
Noncurrent liabilities	13,969	32,746	52,170	42,381	62,107
Shareholders’ (deficit) equity	6,917	3,377	(427)	582	(7)

      For financial information pertaining to our former United Kingdom unconsolidated foreign affiliate, PCG, see the consolidated financial statements of PCG included elsewhere in this prospectus. We recently sold our interest in PCG.

Business Regulations and Legal Considerations

      Certain states, such as Florida and Texas, deem correctional officers to be peace officers and require our personnel to be licensed and subject to background investigation. State law also typically requires correctional officers to meet certain training standards.

      In addition, many government agencies are required to enter into a competitive bidding procedure before awarding contracts for products or services. The laws of certain jurisdictions may also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by women or members of minority groups.

      The failure to comply with any applicable laws, rules or regulations or the loss of any required license could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our current and future operations may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on our business, financial condition and results of operations.

Properties

      Formerly, we leased our corporate headquarters office space in Palm Beach Gardens, Florida, from TWC. Our obligations under this lease were terminated 10 days after the completion of the share repurchase from Group 4 Falck. In April 2003, we relocated our corporate offices and our eastern regional offices to Boca Raton, Florida, under a new 10-year lease. In addition, we lease office space for our central regional offices in New Braunfels, Texas; and for our western regional offices in Carlsbad, California We also lease office space for our Australian operations in Sydney, Australia, and through our overseas affiliates, in Sandton, South Africa.

      On April 28, 1998, CPV acquired eight correctional and detention facilities that we operated. We previously had three common members with CPV on each of our respective boards of directors. Effective September 9, 2002, we decided with CPV to no longer have common members serving on our respective boards of directors. CPV also was granted the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by us. During fiscal 1998 and 1999, CPV acquired two additional facilities for $94.1 million. In fiscal 2000, CPV purchased an eleventh facility that we had the right to acquire for $15.3 million. We recognized no net proceeds from the sale. There have been no purchase and sale transactions between us and CPV since the beginning of 2001.

      We lease the following facilities from CPV under 10-year operating leases: (i) Aurora INS Processing Center; (ii) Broward County Work Release Center; (iii) Central Valley Community Correctional Facility; (iv) Desert View Community Correctional Facility; (v) Golden State Community Correctional Facility; (vi) Jena Juvenile Justice Center; (vii) Karnes County Correctional Center; (viii) Lawton Correctional Facility; (ix) Lea County Correctional Facility; (x) McFarland Community Correctional Facility and (xi) Queens Private Correctional Facility. As the lease agreements are subject to contractual lease increases, we record operating lease expense for these leases on a straight-line basis over the term of the leases.

      We also lease the following facilities that we manage: (i) Central Texas Parole Violator Facility; (ii) Coke County Juvenile Justice Facility; (iii) North Texas Intermediate Sanction Facility; and (iv) Western Region Detention Facility at San Diego.

      We own a 72-bed private psychiatric hospital in Fort Lauderdale, Florida, which we purchased and improved in 1997.

      Additionally, we own the following properties: (i) Guadalupe County Correctional Facility; (ii) Michigan Youth Correctional Facility; (iii) Rivers Correctional Institution; and (iv) Val Verde Correctional Facility.

Legal Proceedings

      We are defending a wage and hour lawsuit filed in California state court by ten current and former employees. The employees are seeking certification of a class which would encompass all our current and former California correctional officers in certain selected posts. Discovery is underway and the court has yet to hear the plaintiffs’ certification motion. We are unable to estimate the potential loss exposure due to the current procedural posture of the lawsuit. While the plaintiffs in this case have not quantified their claim of damages and the outcome of the matters discussed above cannot be predicted with certainty, based on information known to date, our management believes that the ultimate resolution of these matters, if settled unfavorably to us, could have a material adverse effect on our financial position, operating results and cash flows. We are uninsured for any damages or costs we may incur as a result of this lawsuit, including the expenses of defending the lawsuit. We are vigorously defending our rights in this action.

      The nature of our business exposes us to various types of claims or litigation against us, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. Except for such routine litigation incidental to our business, and the matter set forth above, there are no pending material legal proceedings to which we or any of our subsidiaries is a party or to which any of their property is subject.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth the names, ages and a brief account of the business experience of each of our directors, executive officers and certain other key personnel.

Name	Age	Position

George C. Zoley	53	Chairman of the Board and Chief Executive Officer
Wayne H. Calabrese	52	Vice Chairman, President & Chief Operating Officer
John G. O’Rourke	52	Senior Vice President — Finance and Chief Financial Officer
Carol M. Brown	49	Senior Vice President, North American and International Health Services
John J. Bulfin	50	Senior Vice President, General Counsel and Corporate Secretary
John M. Hurley	55	Senior Vice President, North American Operations
Donald H. Keens	59	Senior Vice President, International Services
David N.T. Watson	37	Vice President — Finance and Treasurer
Brian R. Evans	35	Vice President — Accounting and Chief Accounting Officer
Norman A. Carlson	69	Director
Benjamin R. Civiletti	67	Director
G. Fred DiBona, Jr.	52	Director
Anne N. Foreman	55	Director
Richard H. Glanton	56	Director

      George C. Zoley is Chairman of our Board of Directors and our Chief Executive Officer. He has served as our Chairman of the Board since May 2002, as our Chief Executive Officer since April 1994 and as a Director since we were incorporated in 1988. He served as Vice Chairman from January 1997 to May of 2002. From 1988 to 1997, Mr. Zoley served as our President. Mr. Zoley established us as a division of TWC in 1984 and continues to be a major factor in our development of the privatized correctional and detention facility business. Mr. Zoley has a Masters Degree in Public Administration from Florida Atlantic University and a Doctorate Degree in Public Administration from Nova Southeastern University. On January 15, 2003, Mr. Zoley was named Chairman of the Board of Trustees of Florida Atlantic University.

      Wayne H. Calabrese is our Vice Chairman, President and Chief Operating Officer. He has served as our Vice Chairman since May 2002, as our President since January 1997, as our Chief Operating Officer since 1996 and as a Director since April 1998. He served as Executive Vice President from 1994 to 1996, and has served as President of our subsidiary, WCC Development, Inc., since March 1997. He joined us as Vice President, Business Development in 1989 and from 1991 to 1994, served as Chief Executive Officer of Australasian Correctional Management, Pty Ltd., our subsidiary based in Sydney, Australia. Prior to joining us, Mr. Calabrese was a partner in the Akron, Ohio law firm of Calabrese, Dobbins and Kepple. He received his B.S. from the University of Akron and a Juris Doctor from the University of Akron Law School.

      John G. O’Rourke has been our Senior Vice President, Finance and Chief Financial Officer since April 1994. From 1991 to 1994, he served as Director and Vice President, Business Management. Prior to joining us, Mr. O’Rourke spent twenty years as an Officer in the United States Air Force in a broad range of operational and acquisition assignments. His last position was Chief of the Strategic Bomber Division under the Office of the Secretary of the Air Force, where he was responsible for acquisition of the B-1B and B-2 stealth bombers. He received his BA from St. Joseph’s University and Masters of Arts from the University of North Dakota.

      Carol M. Brown has been our Senior Vice President, North American and International Health Services since August 1990, and has been President of our healthcare subsidiary, Atlantic Shores Healthcare, Inc., since April 1997. She has over 25 years of healthcare management experience in acute care hospitals, managed care, government contracts, correctional health care and mental health services. Ms. Brown is a registered nurse and specialist in correctional health care management. From 1988 until joining us, Ms. Brown was a consultant for medical case management and workers’ compensation in south Florida for Health and Rehabilitation Management, Inc. She received her BSN from Florida International University.

      John J. Bulfin has been our Senior Vice President, General Counsel and Corporate Secretary since March 1, 2000. Prior to joining us, Mr. Bulfin was a founding partner of the law firm Wiederhold, Moses, Bulfin & Rubin. Mr. Bulfin is a member of the American Bar Association, the Florida Bar Association, the Palm Beach County Bar Association, the Association of Trial Lawyers of America, the American Board of Trial Advocates, the Florida Defense Lawyers Association and the American Corporate Counsel Association. He served on the Florida Bar Grievance Committee for the Fifteenth Judicial Circuit from 1995 through 1998 and he served as Chairman of the Committee in 1998. Mr. Bulfin earned his law degree from Loyola University (Chicago) and his Bachelor’s degree from Regis College.

      John M. Hurley has been our Senior Vice President, North American Operations since January 1, 2000, and has been with us since 1998, when he became the Facility Administrator (warden) of our 1,318-bed correctional facility in South Bay, Florida. Mr. Hurley completed twenty-five years of distinguished service in the Federal Bureau of Prisons (BOP) prior to joining us. While with the BOP, he served as the warden of several major correctional institutions, including a maximum security penitentiary, and earlier, at the BOP’s largest correctional facility. He has a B.A. in Sociology from the University of Iowa, and a Certificate in Public Administration from the University of Southern California.

      Donald H. Keens has been our Senior Vice President, International Services since January 1, 2000 and has been with us since 1994. Prior to the appointment to his present position, he served as the Managing Director of our subsidiary, Australasian Correctional Management, Pty Ltd., and from 1994 to 1997, he served as Managing Director of our United Kingdom joint venture, Premier Prison Services, Ltd. Mr. Keens followed a law enforcement career in Zimbabwe from 1962 to 1980, with the final rank of police superintendent, and was Director and General Manager for a prison and court services company in the United Kingdom from 1980 to 1993. He is qualified as a Professional Member SA of the Institute of Management Services (PMS), and a Senior Member of the Institute of Organization and Methods (SIOM).

      David N.T. Watson has been our Vice President, Finance since July 1999 and our Treasurer since May 2003. He was also Assistant Secretary from 2000 to 2002 and Chief Accounting Officer from 1994 to 2003. From 1989 until joining us, Mr. Watson was with the Miami office of Arthur Andersen, LLP where his most recent position was Manager, in the Audit and Business Advisory Services Group. Mr. Watson has a B.A. in Economics from the University of Virginia and an M.B.A. from Rutgers, the State University of New Jersey. Mr. Watson is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

      Brian R. Evans has been Vice President of Accounting since October 2002 and Chief Accounting Officer since May 2003. Mr. Evans joined us in October 2000 as Corporate Controller. From 1994 until joining us, Mr. Evans was with the West Palm Beach office of Arthur Andersen, LLP where his most recent position was Manager in the Audit and Business Advisory Services Group. From 1990 to 1994, Mr. Evans served in the U.S. Navy as an officer in the Supply Corps. Mr. Evans has a B.S. in Accounting from the University of Notre Dame and is a member of the American Institute of Certified Public Accountants.

      Norman A. Carlson been a Director since 1994, and previously he served as a Director of TWC. Mr. Carlson retired from the Department of Justice in 1987 after serving as the Director of the BOP for 17 years. During his 30-year career with the BOP, Mr. Carlson worked at the United States Penitentiary, Leavenworth, Kansas, and at the Federal Correctional Institution, Ashland, Kentucky. Mr. Carlson was President of the American Correctional Association from 1978 to 1980, and is a Fellow in the National Academy of Public Administration. From 1987 until 1998, Mr. Carlson was Adjunct Professor in the department of sociology at the University of Minnesota in Minneapolis.

      Benjamin R. Civiletti has been a Director since 1994. He has been Chairman of the law firm Venable, Baetjer and Howard since 1993, and was the Managing Partner of the firm from 1987 to 1993. From 1979 to 1980, Mr. Civiletti served as the Attorney General of the United States. He is a former Chairman of the Board of the Greater Baltimore Medical Center, the Founding Chairman of the Maryland Legal Services Corporation, a Director of Bethlehem Steel Corporation, a Director of MBNA Corporation and MBNA International, and a former Director of TWC. Mr. Civiletti is a Fellow of the American Bar Foundation, the American Law Institute and the American College of Trial Lawyers.

      G. Fred DiBona, Jr. has been a Director since 2002. He is President and Chief Executive Officer of Independence Blue Cross (IBC), a health insurance corporation with 4.5 million members and more than 8,400 employees. He also serves as Chairman, President and Chief Executive Officer of Keystone Health Plan East, a wholly owned subsidiary of IBC, and AmeriHealth, Inc., an IBC subsidiary health insurance company which operates in several states throughout the country with nearly half a million members. Mr. DiBona also serves on the Boards of Directors of Exelon Energy Company, Tasty Baking Company and Philadelphia Suburban Corporation. He is a graduate of Davis and Elkins College and Delaware School of Law.

      Anne N. Foreman has been a Director since 2002. She served as Under Secretary of the United States Air Force from September 1989 until January 1993. Prior to her appointment as Under Secretary, Ms. Foreman was General Counsel of the Department of the Air Force and a member of the Department’s Intelligence Oversight Board. Ms. Foreman also served in the White House as Associate Director of Presidential Personnel for National Security from 1985 to 1987. Ms. Foreman earned a bachelor’s degree, magna cum laude, in history and French, and a master’s in history from the University of Southern California in Los Angeles. She holds her juris doctor from American University in Washington D.C. and was awarded an honorary doctorate of law from Troy State University in Troy, Alabama. Ms. Foreman is a member of the Board of Directors of Ultra Electronics Defense, Inc., Advanced Programming Concepts, Inc., and Trust Services, Inc. Ms. Foreman also served on the Board of Directors of TWC for nine years.

      Richard H. Glanton has been a Director since 1998. He is currently Senior Vice President, Corporate Development, at Exelon Corporation. From 1987 through April 2003, Mr. Glanton served as a partner in the Corporate & Securities Group finance group at the law firm of Reed Smith, LLP in Philadelphia, Pennsylvania. Mr. Glanton is Chairman of Philadelphia Television Network and is also a member of the Boards of Directors of Philadelphia Suburban Corporation and Philadelphia Suburban Water Corporation. He received his bachelor’s degree in English from West Georgia College (renamed State University of West Georgia) in Carrollton, Georgia and his juris doctor from the University of Virginia School of Law in Charlottesville, Virginia.

EXECUTIVE COMPENSATION

      The following table shows salary paid and bonuses accrued by us during the fiscal year ended December 29, 2002, and each of the two preceding fiscal years, to and on behalf of our Chief Executive Officer, each of our four most highly compensated executive officers other than our Chief Executive Officer, and George R. Wackenhut, the former Chairman of our Board of Directors, which we refer to as the Named Executive Officers, for services in all capacities while they were our employees. In addition, the table shows other long-term compensation awarded to the Named Executive Officers for the indicated years.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation

				Other	Securities
				Annual	Underlying	All Other
		Salary	Bonus	Compensation	Options/	Compensation
Name and Principal Position	Year	($)	($)(1)	($)	SARs(#)	($)(2)

George R. Wackenhut	2002	153,365	—	—	—	—
Former Chairman of	2001	375,000	243,000	—	—	—
the Board(3)	2000	375,000	98,559	—	—	—
George C. Zoley	2002	632,500	414,000	—	75,000	888,522
Chairman of the	2001	575,000	373,500	—	70,000	—
Board and Chief	2000	575,000	—	—	70,000	—
Executive Officer
Wayne H. Calabrese	2002	448,000	251,500	—	50,000	595,510
Vice Chairman,	2001	400,000	233,500	—	50,000	—
President and Chief	2000	375,000	42,500	—	50,000	—
Operating Officer
John G. O’Rourke	2002	255,200	119,500	—	30,000	405,919
Senior Vice	2001	232,000	108,000	—	25,000	—
President — Finance	2000	216,000	40,550	—	30,000	—
and Chief Financial Officer
Carol M. Brown	2002	252,625	118,000	—	30,000	—
Senior Vice	2001	235,000	109,500	—	25,000	—
President — Health	2000	218,500	41,019	—	30,000	—
Services
Donald H. Keens	2002	231,125	100,500	—	30,000	—
Senior Vice	2001	215,000	100,500	—	10,000	—
President —	2000	200,000	56,319	—	10,000	—
International Services

(1)	Includes amounts paid pursuant to our senior incentive plan.

(2)	Represents change of control payments pursuant to executive employment agreements in connection with the May 2002 merger between TWC and Group 4 Falck.

(3)	Mr. Wackenhut served as Chairman of our Board of Directors until May 2002.

Option Grants in Last Fiscal Year

	Individual Grants
					Potential Realizable
	Number				Value at Assumed
	of	% of Total			Annual Rates of Stock
	Securities	Options			Price Appreciation
	Underlying	Granted to	Exercise or		for Option Term(1)
	Options	Employees in	Base Price	Expiration
	Granted(#)	Fiscal Year	($/Share)	Date	5%($)	10%($)

Name(1)
George R. Wackenhut	—	—	—	—	—	—
George C. Zoley	75,000	23%	15.40	2/07/12	726,373	1,840,773
Wayne H. Calabrese	50,000	16%	15.40	2/07/12	484,249	1,227,182
John G. O’Rourke	30,000	9%	15.40	2/07/12	290,549	736,309
Carol M. Brown	30,000	9%	15.40	2/07/12	290,549	736,309
Donald H. Keens	30,000	9%	15.40	2/07/12	290,549	736,309

(1)	The full option term was used in the 5% and 10% annual growth projections for the price of the underlying stock.

     The following table sets forth certain information with respect to stock options exercised during the fiscal year ended December 29, 2002 and stock options held by each of our Named Executive Officers as of December 29, 2002. The closing price of our common stock on the last trading day of the fiscal year ended December 29, 2002 was $11.21 per share.

Aggregated Option Grants Exercised in Last Fiscal Year

and Fiscal Year-End Option Values

			Number of
			Securities		Value of
			Underlying		Unexercised
			Unexercised		In-the-Money
	Shares		Options at Fiscal		Options at Fiscal
	Acquired		Year-End(#)		Year-End($)
	on	Value
	Exercise	Realized	Exercisable(E)		Exercisable(E)
Name	(#)	($)	Unexercisable(U)		Unexercisable(U)

George R. Wackenhut	32,864 (1)	450,984	—		—
	74,666 (2)	834,019	—		—
George C. Zoley	—	—	70,000E	(2)
			248,000E	(3)	327,775E	(3)
Wayne H. Calabrese	—	—	110,000E	(2)	244,700E	(2)
			125,000E	(3)	138,625E	(3)
John G. O’Rourke	—	—	55,000E	(2)	159,650E	(2)
			75,000E	(3)	83,175E	(3)
Carol M. Brown	—	—	54,774E	(2)	157,964E	(2)
			75,000E	(3)	83,175E	(3)
Donald H. Keens	12,000 (2)	37,500	40,000E	(3)	22,550E	(3)
	10,000 (3)	62,175

(1)	Options under our 1994 Stock Option Plan

(2)	Options under our 1994 Second Stock Option Plan

(3)	Options under our 1999 Stock Option Plan

Executive Employment Agreements and Retirement Agreements

      On March 7, 2002, we entered into executive employment agreements and retirement agreements with George C. Zoley, Wayne H. Calabrese and John G. O’Rourke. The executive employment agreements provide that Messrs. Zoley, Calabrese and O’Rourke will receive a base salary of not less than $632,500, $448,000 and $225,200, respectively, per year, or such higher salary as may be in effect when a change in control (as defined in the executive employment agreements) occurs. In addition, Messrs. Zoley, Calabrese and O’Rourke will be entitled to receive a target bonus of 35%, 30% and 25%, respectively, of the executive’s then current annual salary plus a multiplier of up to 50% in accordance with the executive bonus plan established by our board of directors for determining the executive’s annual bonus. The executive employment agreements also provide for certain benefits to Messrs. Zoley, Calabrese and O’Rourke, including life and health insurance and other benefits generally available to executive officers.

      The executive employment agreements provided that when a change in control occurred the executives were entitled to the following: (1) a two-year “rolling” employment contract including the terms and conditions described above; (2) change in control payments equal to three times the sum of the executive’s annual salary as of the first day of the first month following a change in control and the annual bonus payment paid to the executive for fiscal year 2001, but payable in 24 equal consecutive monthly payments during an initial two-year employment term, and charged against us as earned; (3) all of our interest in any automobile used by the executive and the payment of the balance of any outstanding loan or lease on such automobile; and (4) an acceleration of the executive’s retirement age from age 60 to age 55 and, upon reaching such accelerated retirement age, payment of the present value of all payments due under the executive retirement agreements (as described in the executive retirement agreements).

      The merger between TWC and Group 4 Falck constituted a change in control under the terms of the executive employment agreements and the executive retirement agreements. Pursuant to the terms of the executive employment agreements, once a change in control occurs, no other event will be deemed to be a change in control under the agreements.

      Either the executive or us may terminate the executive employment agreement for any reason. Upon the termination of the executive employment agreements for any reason other than by the resignation of the executive without good reason (as defined in the executive employment agreements), the executive will be entitled to receive the following: (1) six months’ annual base salary and target level incentive bonus plus the remainder of any unpaid change in control payment; (2) the continuation of his employee benefits for a period of three years, or alternately, at the executive’s election, a cash payment equal to the present value of our cost of providing such benefits; and (3) the dollar value of the sum of vacation time had he remained employed and accrued vacation time. Upon the termination of the executive employment agreement by the resignation of the executive without good reason, the executive will be entitled to only the amount of salary, bonus, employee benefits or change in control payment that is due through the effective date of the resignation.

      The executive employment agreements and the executive retirement agreements include a non-competition agreement for a period of two (2) years after the termination of the executive’s employment. The executive employment agreements and the executive retirement agreements provide that if any payment to the executive thereunder would be subject to federal excise taxes imposed on certain employment payments, we will make an additional payment to the executive to cover any such tax payable by the executive together with the taxes on such gross-up payment.

      On December 20, 2002, the Compensation Committee of our board of directors approved an amendment to the retirement agreements. The board unanimously approved the amendment on January 17, 2003. The amended executive retirement agreements require the executive to actually retire from employment with us prior to receiving any retirement benefits under the agreements. The method of calculating the retirement benefits was amended as follows: Upon the later of (i) the date the executive actually retires from employment with us, or (ii) the executive’s 55th birthday, we will pay to the executive an amount of money equal to the amount set forth in the following table which corresponds to the executive’s age on the date he retires. The amounts set forth below are net of all applicable federal, state, local and other taxes. We are required to pay a gross amount to the executive that results in the executive receiving the net after tax benefit set forth in the table below. The amounts set forth in the table below increase at a rate of approximately 4% per annum until the executive reaches age 71. If the executive should die after his 55th birthday but before he retires from us, we shall immediately pay to the executive’s beneficiary(ies) or estate the amount we would have paid to the executive had he retired immediately prior to his death. In the event of the executive’s death before his 55th birthday, we will immediately pay to the executive’s beneficiary(ies) or estate one-half (1/2) the amount that would otherwise be paid to the executive had he retired on his 55th birthday.

Executive Retirement Agreement Benefits Table

Executive Retirement Benefit

Retirement Age	George C. Zoley	Wayne H. Calabrese	John G. O’Rourke

55	$2,917,000	$2,333,000	$1,750,000

Senior Officer Retirement Plan Benefits Table

      The following table sets forth the estimated annual benefits under our Senior Officer Retirement Plan for executives other than Mr. Zoley, Mr. Calabrese and Mr. O’Rourke payable to a senior officer upon retirement at age 65 and reflects an offset for social security benefits.

	Years of Service
Remuneration

Assumed Average Annual Salary for	(Estimated Annual Retirement Benefits
Five-Year	For Years of Credited Service Shown Below)
Period Preceding
Retirement	10	15	20	25	30	35

$125,000	$0	$3,862	$9,502	$14,090	$6,177	$0
150,000	1,835	10,612	18,502	25,340	17,427	8,029
175,000	6,335	17,362	27,502	36,590	28,677	19,279
200,000	10,835	24,112	36,502	47,840	39,927	30,529
225,000	15,335	30,862	45,502	59,090	51,177	41,779
250,000	19,835	37,612	54,502	70,340	62,427	53,029
300,000	28,835	51,112	72,502	92,840	84,927	75,529
400,000	46,835	78,112	108,502	137,840	129,927	120,529
450,000	55,835	91,612	126,502	160,340	152,427	143,029
500,000	64,835	105,112	144,502	182,840	174,927	165,529

      Our Senior Officer Retirement Plan is a defined benefit plan and, subject to certain maximum and minimum provisions, bases pension benefits on a percentage of the employee’s final average annual salary, not including bonus (earned during the employee’s last five (5) years of credited service) times the employee’s years of credited service. Benefits under our Senior Officer Retirement Plan are offset by social security benefits. Generally, a participant will vest in his or her benefits upon the completion of 10 years of service. The amount of benefit increases for each full year beyond 10 years of service except that there are no further increases after 25 years of service.

Corporation Incentive Plan

      In March 1995, we adopted the Wackenhut Corrections Corporation Senior Officer Incentive Plan for certain of our senior officers including all of the Named Executive Officers. Participants in the Senior Officer Incentive Corporation Incentive Plan are assigned a target incentive award, stated as a percentage of the participant’s base salary depending upon the participant’s position with us. The target incentive awards for 2002 for our Chief Executive Officer, President and Senior Vice Presidents were 35%, 30%, and 25% respectively, of base salary. Our compensation committee’s decisions regarding the amount of incentive compensation payable in a given year and the allocation among the participants is based on several factors, including our profitability, the contribution of a particular employee during the fiscal year and compliance with previously agreed upon goals and objectives as outlined in our strategic plan. Our compensation committee may increase an incentive award by up to 50% to reflect individual performance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table shows the number of shares of our common stock that were beneficially owned as of September 12, 2003 by each director, by each Named Executive Officer, by all directors and executive officers as a group, and by each person or group who was known by us to beneficially own more than 5% of our outstanding common stock. Except as set forth below, no other person or entity is known by us to beneficially own more than 5% of our outstanding common stock.

	Amount &
Name and Address	Nature
of Beneficial	of Beneficial	Percent of
Owners(1)	Ownership(2)(3)	Class

Directors
Wayne H. Calabrese	245,110	2.56%
Norman A. Carlson	13,000	*
Benjamin R. Civiletti	16,000	*
G. Fred DiBona, Jr.	4,000	*
Anne N. Foreman	4,000	*
Richard H. Glanton	10,000	*
George C. Zoley	393,818	4.05%
Named Executive Officers
Carol M. Brown	135,840	1.44%
Donald H. Keens	46,066	*
John G. O’Rourke	136,066	*
All Directors and Executive Officers as a Group	1,111,032	10.65%
Other
Strong Capital Management(4)	1,164,200	12.49%
Royce & Associates, LLC(5)	858,300	9.21%
Fidelity Management & Research(6)	747,200	8.02%
Barclays Global Investors(7)	674,900	7.24%
Morgan Stanley Investment Management(8)	614,100	6.59%
Heartland Advisors(9)	561,000	6.02%
High Rock Capital LLC(10)	470,700	5.05%

*	Beneficially owns less than 1% of our common stock.

(1)	Unless stated otherwise, the address of the beneficial owners is 621 NW 53rd Street, Suite 700, Boca Raton, Florida 33487.

(2)	Information concerning beneficial ownership was furnished by the persons named in the table or derived from documents filed with the Commission. Each person named in the table has sole voting and investment power with respect to the shares beneficially owned.

(3)	Includes 1,110,032 shares of common stock underlying stock options held by the directors and executive officers that are immediately exercisable or exercisable within 60 days. The number of shares of common stock underlying stock options held by the directors and executive officers are as follows: Mr. Calabrese — 245,110; Mr. Carlson — 12,000; Mr. Civiletti — 16,000; Mr. DiBona, Jr. — 4,000; Ms. Foreman — 4,000; Mr. Glanton — 10,000; Mr. Zoley — 393,818; Ms. Brown — 135,840; Mr. Keens — 46,066; Mr. O’Rourke — 136,066; other executive officers — 107,132.

(4)	The principal business address of Strong Capital Management is 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051.

(5)	The principal business address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, New York 10019.

(6)	The principal business address of Fidelity Management & Research is 82 Devonshire Street, Boston, Massachusetts 02109.

(7)	The principal business address of Barclays Global Investors is 45 Fremont Street, San Francisco, California 94105.

(8)	The principal business address of Morgan Stanley Investment Management is 1221 Avenue of the Americas, New York, New York 10020.

(9)	The principal business address of Heartland Advisors is 789 N. Water Street, Milwaukee, Wisconsin 53202.

(10)	The principal business address of High Rock Capital LLC is 28 State Street, 18th Floor, Boston, Massachusetts 02109-1775.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We from time to time use the services of the law firm of Venable, Baetjer and Howard, of which Benjamin R. Civiletti, a director of ours, is a partner, and the law firm of Reed Smith LLP, of which Richard H. Glanton, a director of ours, was a partner. The amounts paid for these services in fiscal year 2002 were not material.

      George C. Zoley, our Chairman of the Board and CEO, also serves as a director of several of our affiliates, including Wackenhut Corrections Corporation Australia Pty Limited, Australasian Correctional Services Pty Limited, Australasian Correctional Management Pty Limited, Canadian Correctional Management Inc., WCC RE Holdings LLC, and Atlantic Shores Healthcare, Inc.

      Prior to his resignation from our board of directors on May 8, 2002, George R. Wackenhut was our Chairman of the Board and was Chairman of the Board of TWC and, together with his wife, Ruth J. Wackenhut, through trusts over which they had sole dispositive and voting power, controlled approximately 50.05% of the issued and outstanding voting common stock of TWC. Prior to May 8, 2002, TWC owned all of the outstanding shares of Tuhnekcaw, Inc., a Delaware corporation that in turn owned approximately 57.20% of the issued and outstanding shares of our common stock.

      Prior to his resignation from our board of directors on May 8, 2002, Richard R. Wackenhut was a member of our board of directors and also served as CEO, President and Vice Chairman of the Board of TWC. He is the son of George R. and Ruth J. Wackenhut.

      Prior to his resignation from our board of directors on May 8, 2002, Philip L. Maslowe was a member of our board of directors and also served as Executive Vice President and Chief Financial Officer of TWC.

      Related party transactions have in the past occurred in the normal course of business between us and TWC. Such transactions have included the purchase of goods and services and corporate costs for information technology support, office space and interest expense. Total related party transaction costs with TWC, excluding casualty insurance, were approximately $3.1 million in the fiscal year ended December 29, 2002 as compared to $3.2 million in the fiscal year ended December 30, 2001. Casualty insurance related to workers’ compensation, general liability and automobile insurance coverage is provided through an independent insurer. Prior to October 2, 2002, the first $1.0 million of coverage was reinsured by an insurance subsidiary of TWC. We paid TWC a fee for the transfer of the deductible exposure. We paid casualty insurance premiums related to this program of approximately $18.0 million in the fiscal year ended December 29, 2002 as compared to approximately $22.0 million in the fiscal year ended December 30, 2001. Effective October 2, 2002, we established a new insurance program with a $1.0 million deductible per occurrence for covered claims with an independent insurer.

      Since January 1, 2003, the only services TWC has provided for us have been information technology support services. In addition, 10 days following the closing of the share repurchase, an agreement between us and Group 4 Falck, whereby Group 4 Falck agreed to reimburse us for up to 10% of the fair market value of our interest in PCG under certain circumstances, was terminated.

DESCRIPTION OF AMENDED SENIOR CREDIT FACILITY

      Simultaneously with the offering of the old notes, we entered into an amended and restated credit facility, with BNP Paribas as administrator agent (the “amended senior credit facility”).

      The amended senior credit facility consists of a $50.0 million, five-year revolving loan (the “revolving credit facility”) and a $100.0 million, six-year term loan (“term loan facility”). The revolving credit facility contains a $40.0 million limit for the issuance of standby letters of credit.

      Voluntary prepayments and commitment reductions of our loans are permitted in whole or in part, subject to minimum prepayment or reduction requirements. Such voluntary prepayments and commitment reductions may be made without premium or penalty.

      All of the obligations under our amended senior credit facility are unconditionally guaranteed by each of our existing material domestic subsidiaries. The amended senior credit facility and the related guarantees are secured by substantially all of our present and future tangible and intangible assets and all present and future tangible and intangible assets of each guarantor, including but not limited to (i) a first-priority pledge of all of the outstanding capital stock owned by us and each guarantor and (ii) perfected first-priority security interests in all of our present and future tangible and intangible assets and the present and future tangible and intangible assets of each guarantor.

      Indebtedness under the revolving portion of our amended senior credit facility bears interest at our option at the base rate plus a spread, or at the London inter-bank offered rate (“LIBOR”) plus a spread, depending upon a leverage-based pricing grid leverage ratio, as defined in the amended senior credit facility. Initially, revolving credit facility borrowings bear interest at LIBOR plus a spread. The term loan facility bears interest at our option at the base rate plus a spread, or at LIBOR plus a spread. If an event of default occurs under our amended senior credit facility (i) all LIBOR rate loans bear interest at the rate which is 2.0% in excess of the rate then applicable to LIBOR rate loans until the end of the applicable interest period and thereafter at a rate which is 2.0% in excess of the rate then applicable to base rate loans and (ii) all base rate loans bear interest at a rate which is 2.0% in excess of the rate then applicable to base rate loans.

      The amended senior credit facility contains financial covenants which require us to maintain the following ratios, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period: a total leverage ratio equal to or less than 3.50 to 1.00 through March 27, 2004, which reduces thereafter in 0.25 increments to 2.50 to 1.00 on July 2, 2006 and thereafter; a senior secured leverage ratio equal to or less than 1.75 to 1.00 through September 25, 2004, which reduces thereafter to 1.50 to 1.00; and a fixed charge coverage ratio equal to or greater than 1.10 to 1.00. In addition, the amended senior credit facility prohibits us from making capital expenditures greater than $10.0 million in the aggregate during any fiscal year, provided that to the extent that our capital expenditures during any fiscal year are less than the $10.0 million limit, such amount will be added to the maximum amount of capital expenditures that we can make in the following year.

      The amended senior credit facility also requires us to maintain a minimum net worth, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period, equal to $140.0 million, plus the amount of the gain from the sale of our interest in PCG, which is estimated to be approximately $34.1 million, minus the $132.0 million we used to complete the share repurchase from Group 4 Falck, plus 50% of our consolidated net income earned during each fiscal quarter ending after the date of the amended senior credit facility, plus 50% of the aggregate increases in our consolidated shareholders’ equity that are attributable to the issuance and sale of equity interests by us or any of our restricted subsidiaries (excluding intercompany issuances). WCC believes that is it currently in compliance with the financial covenants in the amended senior credit facility.

      The amended senior credit facility agreement contains certain customary representations and warranties, and certain customary covenants that restrict our ability to, among other things (i) create, incur or assume any indebtedness, (ii) incur liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) sell our assets, (vi) make certain restricted payments, including declaring any cash dividends or redeem or repurchase capital stock, except as otherwise permitted, (vii) issue, sell or otherwise dispose of our capital stock, (viii) transact with affiliates, (ix) make changes to our accounting treatment, (x) amend or modify the terms of any subordinated indebtedness (including the Notes), (xi) enter into debt agreements that contain negative pledges on our assets or covenants more restrictive than contained in our senior credit facility, (xii) alter the business we conduct, and (xiii) materially impair our lenders’ security interests in the collateral for our loans. Our amended senior credit facility agreement also requires us to comply with certain specified financial and affirmative covenants, including maintaining maximum senior and total leverage ratios, a minimum fixed charge coverage ratio, a minimum net worth and a limit on the amount of our annual capital expenditures.

      Events of default under our amended senior credit facility agreement include, but are not limited to, (i) our failure to pay principal or interest when due, (ii) our material breach of any representations or warranty, (iii) covenant defaults, (iv) bankruptcy, (v) cross default to certain other indebtedness, (vi) unsatisfied final judgments over a threshold to be determined, (vii) material environmental claims which are asserted against us, and (viii) a change of control.

      We pay the administrative agent certain syndication and administration fees, reimburse certain expenses, and provide certain indemnities to the lenders and the administrative agent, in each case, which are customary for credit facilities of this type.

DESCRIPTION OF NEW NOTES

General

      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, references to “we,” “us,” “our,” and the “Company” refer to Wackenhut Corrections Corporation and not to any of its subsidiaries and references to the “Notes” refer to the old notes, the new notes and any additional notes issued in accordance with the terms of the indenture.

      The old notes were, and the new notes will be, issued under an indenture dated as of July 9, 2003, between us and The Bank of New York, a New York state-chartered banking organization, as trustee. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

      The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. The description is qualified in its entirety by reference to all of the provisions of the indenture, including the definitions of various terms in the indenture. Where reference is made to particular provisions of the indenture or to defined terms not defined in this prospectus, the provisions or defined terms are incorporated by reference into this prospectus. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the Notes. A copy of the indenture is available from us at Wackenhut Corrections Corporation, One Park Place, 621 NW 53rd Street, Suite 700, Boca Raton, Florida, 33487, Attn: Chief Financial Officer. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture or the registration rights agreement.

      The new notes will be identical to old notes of the same issue, except that the new notes are registered under the Securities Act of 1933. The new notes will evidence the same debt as old notes of the same issue, and the same indenture will govern the new notes and the old notes.

      If the exchange offer contemplated by this prospectus is consummated, Holders of old notes who do not exchange those notes for new notes in the exchange offer will vote together with Holders of new notes for all relevant purposes under the indenture covering the Notes. In that regard, the indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the indenture, any old notes that remain outstanding after the exchange offer will be aggregated with the new notes, and the Holders of such old notes and the new notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the Notes outstanding shall be deemed to mean, at any time after the exchange offer is consummated, such percentages in aggregate principal amount of the old notes and the new notes then outstanding.

      The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

The Notes

      The Notes are:

•	our general, unsecured obligations;

•	equal in right of payment with all of our existing and future unsecured, unsubordinated indebtedness;

•	effectively junior to our secured indebtedness, to the extent of the assets securing such indebtedness, and to the liabilities, including trade payables, of our subsidiaries; and

•	senior in right of payment to any of our future subordinated indebtedness.

      All of our Subsidiaries as of the date of the indenture are Restricted Subsidiaries, but none have Guaranteed the Notes. See the covenant described under the subheading “— Certain Covenants — Additional Note Guarantees.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries, as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to the restrictive covenants in the indenture and will not guarantee the Notes.

Principal, Maturity and Interest

      The Notes are unlimited in aggregate principal amount, with $150.0 million aggregate principal amount outstanding, and will mature on July 15, 2013. We may issue additional Notes from time to time, subject to the covenant described below under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, redemption of Notes, offers to purchase Notes and the percentage of Notes required to consent to waivers of provisions of, and amendments to, the indenture. We will issue Notes only in denominations of $1,000 and integral multiples of $1,000.

      Interest on the Notes accrues at the rate of 8 1/4% per annum and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2004. We will make each interest payment to the Holders of record on the close of business on the immediately preceding January 1 and July 1. Interest on the Notes accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a Holder has given wire transfer instructions to us, we will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

      The trustee is initially acting as paying agent and registrar for the Notes. We may change the paying agent or registrar without prior notice to the Holders of the Notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A Holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any Note selected for redemption. Also, we are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Ranking

      The Notes are our unsecured, senior obligations and the Indebtedness evidenced by the Notes ranks equal in right of payment to all of our other existing and future unsecured senior obligations and senior in right of payment to all of our future obligations expressly subordinated in right of payment to the Notes. The Notes, however, are effectively subordinated to our secured indebtedness with respect to the assets securing such obligations, including Indebtedness under the Credit Agreement, which is secured by liens on substantially all of the assets of the Company, WCC RE Holdings LLC and Atlantic Shores Healthcare, Inc., including real property. We conduct some of our business through our Subsidiaries and joint ventures. The Notes are effectively subordinated to all existing and future liabilities of our Subsidiaries and joint ventures, including trade payables.

      As of March 30, 2003, on a pro forma basis, after giving effect to the Transactions, we would have had consolidated long-term indebtedness of $250.0 million, excluding $34.5 million of non-recourse debt and including $100.0 million of indebtedness under our Credit Agreement. In addition, as of July 31, 2003, we had $25.5 million outstanding in letters of credit under the revolving loan portion of our former senior credit facility. As a result, as of that date, we would have had the ability to borrow an additional approximately $24.5 million under the revolving loan portion of our amended senior credit facility, subject to our satisfying the relevant borrowing conditions under those facilities with respect to the incurrence of additional indebtedness.

      Certain of our Subsidiaries have Guaranteed our Indebtedness under our Credit Agreement. These Subsidiaries accounted for 6.6% and 6.3% of our consolidated revenues and 7.9% and 4.1% of our consolidated net income for the thirteen weeks ended March 30, 2003 and the fiscal year ended December 29, 2002, respectively, and 3.1% of our consolidated assets at March 30, 2003.

Optional Redemption

      At any time on or prior to July 15, 2006, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of outstanding Notes issued under the indenture at a redemption price of 108.250% of their principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided, that: (1) at least 65% of the aggregate principal amount of Notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by us and our Subsidiaries); and (2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

      Except pursuant to the preceding paragraph, the Notes are not redeemable at our option on or prior to July 15, 2008.

      After July 15, 2008, we may, at our option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on July 15 of the years indicated below:

Year	Percentage

2008	104.125%
2009	102.750%
2010	101.375%
2011 and thereafter	100.000%

      For a description of the procedures applicable to a redemption of all or part of the Notes pursuant to the provisions of the indenture described in this section, see “— Selection and Notice.”

Mandatory Redemption

      We are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

     Change of Control

      If a Change of Control occurs, each Holder of Notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

      The paying agent will promptly deliver to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require us to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

      The Credit Agreement contains, and other indebtedness of the Company may contain, prohibitions on the occurrence of events that would constitute a Change of Control or require that indebtedness be repurchased upon a Change of Control. A Change of Control will constitute an event of default under the Credit Agreement and the terms of the Credit Agreement would prohibit our purchase of the Notes in the event we are required to make a Change of Control Offer. If a Change of Control Offer occurs, there can be no assurance that we will have available funds sufficient to make the Change of Control Payment for all of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event we are required to purchase outstanding Notes pursuant to a Change of Control Offer, we expect that we would seek third-party financing to the extent we do not have available funds to meet our purchase obligations and any other obligations in respect of our other indebtedness. However, there can be no assurance that we would be able to obtain the necessary financing. See “Risk Factors — Risks Related to the Notes — We may not be able to repurchase the Notes in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so.”

     Asset Sales

      We will not, and we will not permit any of our Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1) we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value, in the case of any Asset Sales or series of related Asset Sales having a fair market value of $5.0 million or more, is determined by our Board of Directors and evidenced by a resolution of our Board of Directors set forth in an Officers’ Certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash. For purposes of this clause (3) only, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and Indebtedness (other than Indebtedness secured by the assets sold) that is equal in right of payment with or subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

(b) any securities, Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such

Restricted Subsidiary into cash or Cash Equivalents within 30 days after the applicable Asset Sale, to the extent of the cash or Cash Equivalents received in that conversion;

      Within 360 days after the receipt of any Net Proceeds from an Asset Sale or from the sale of our interest in Premier Custodial Group Limited to Serco Investments Limited, the Company or the applicable Restricted Subsidiary may apply those Net Proceeds, at its option:

(1) to repay permanently Indebtedness under the Credit Agreement (and with respect to Net Proceeds of a Restricted Subsidiary that is not a Guarantor, Indebtedness of such Restricted Subsidiary) and, if the Indebtedness permanently repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire, or enter into a definitive agreement to acquire, all or substantially all of the assets of, a Permitted Business or a majority of the Voting Stock of a Person employed in a Permitted Business, provided that such Person becomes a Restricted Subsidiary and provided, further, however, in the case of a definitive agreement, that such acquisition closes within 120 days of such 360 day period;

(3) to make a capital expenditure in or that is used or useful in a Permitted Business (provided that the completion of (i) construction of new facilities, (ii) expansions to existing facilities and (iii) repair or construction of damaged or destroyed facilities, in each case, which commences within such 360 days may extend for an additional 360 day period if the Net Proceeds to be used for such construction, expansion or repair are committed specifically for such activity within such 360 days); or

(4) to acquire other long-term assets that are used or useful in a Permitted Business.

      Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales (or from the sale of our interest in Premier Custodial Group Limited to Serco Investments Limited) that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will make an Asset Sale Offer to all Holders of Notes and, at the Company’s option, all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase on a pro rata basis the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

      The Credit Agreement contains prohibitions of certain events, including certain types of Asset Sales. The terms of the Credit Agreement would prohibit our purchase of the Notes in the event we were required to make an Asset Sale Offer. The Company’s ability to pay cash to the Holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources.

Selection and Notice

      If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis (based on amounts tendered), by lot or by such method as the trustee deems fair and appropriate.

      No Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

     Restricted Payments

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s, or any Restricted Subsidiary’s, Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any Restricted Subsidiary) or to the direct or indirect holders of the Company’s or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions payable (A) in Equity Interests (other than Disqualified Stock) of the Company or (B) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is expressly subordinated to the Notes or any Guarantee, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), and (5) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income, for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) (i) 100% of the aggregate net cash proceeds plus (ii) 70% of the aggregate fair market value of assets (other than Restricted Investments), in each case, received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock), except to the extent used to make an Investment pursuant to clause (17) or (15) of the definition of Permitted Investments, or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus the amount of any Investments made in such Subsidiaries subsequent to such designation (and treated as Restricted Payments) by the Company or any Restricted Subsidiary; plus

(e) 100% of any other dividends or other distributions received by the Company or a Restricted Subsidiary of the Company since the date of the indenture from an Unrestricted Subsidiary of the Company to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period in an amount not to exceed the amount of Restricted Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary; plus

(f) $5.0 million.

      So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) repurchases of Equity Interests of the Company deemed to occur upon the exercise of stock options if such Equity Interests represent a portion of the exercise price thereof;

(6) the repurchase, redemption or other acquisition or retirement for value of Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiaries’) management; provided that the aggregate amount expended pursuant to this clause (6) shall not exceed $1.0 million in any twelve-month period;

(7) cash payments, in lieu of fractional shares issuable as dividends on Equity Interests of the Company in an amount, when taken together with all other cash payments made pursuant to this clause (7) since the date of the Indenture, not to exceed $500,000.

(8) Restricted Payments not otherwise permitted in an amount not to exceed $5.0 million.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. Except with respect to a Restricted Payment permitted by clauses (1) through (8) above, the Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date on which such Restricted Payment was made, the Company will deliver to the trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

     Incurrence of Indebtedness and Issuance of Preferred Stock

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness or issue Disqualified Stock (and WCC RE Holdings LLC and Atlantic Shores Healthcare, Inc. may guarantee Indebtedness of the Company under the Credit Agreement) and any Foreign Subsidiary may incur Indebtedness, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period;

      So long as no Default shall have occurred and be continuing or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of Disqualified Stock, as set forth below (collectively, “Permitted Debt”):

(1) the incurrence by the Company and any of its Restricted Subsidiaries of Indebtedness under the Credit Agreement in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed $150.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to repay any Indebtedness under the Credit Agreement and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto, pursuant to the covenant described under the subheading “— Repurchase at the Option of Holders — Asset Sales”;

(2) the incurrence by the Company and any of its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by the Company of Indebtedness represented by the Notes to be issued on the date of the indenture and any Guarantees thereof by any Guarantor;

(4) the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5), or (11) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company; will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding or for hedging foreign currency exchange risk, in each case to the extent the Hedging Obligations are incurred in the ordinary course of business and not for any speculative purpose;

(8) the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness, including Indebtedness represented by letters of credit for the account of the Company or any Restricted Subsidiary, incurred in respect of workers’ compensation claims, self-insurance obligations, performance, proposal, completion, surety and similar bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business; provided,that the underlying obligation to perform is that of the Company or its Restricted Subsidiaries and not that of the Company’s Unrestricted Subsidiaries; provided further, that such underlying obligation is not in respect of borrowed money;

(11) the incurrence by the Company or any of the Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), not to exceed $30.0 million;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness, including but not limited to Indebtedness represented by letters of credit for the account of the Company or any Restricted Subsidiary, arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Equity Interests of the Company or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing such acquisition;

(13) the incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of incurrence; or

(14) the issuance of preferred stock of a Restricted Subsidiary to the Company that is pledged to secure the Credit Agreement, provided that any subsequent transfer that results in such preferred stock being held by a Person other than the Company or a Restricted Subsidiary will be deemed to constitute an issuance of preferred stock not permitted by this clause (14).

      The Company will not, and will not permit any Guarantor, to incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or such Guarantee on substantially identical terms; provided,however, that no Indebtedness of the Company or any Guarantor will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of being unsecured.

      For purposes of determining compliance with the provisions in the indenture described in this “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

     Liens

      The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the Notes are secured on an equal and ratable basis with the Obligations so secured until such time as such Obligations are no longer secured by a Lien.

     Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and the Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided, that, the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the Notes and the exchange Notes;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions of any contract or agreement entered into in the ordinary course of business and customary provisions restricting subletting of any interest in real or personal property contained in any lease or easement agreement of the Company or any Restricted Subsidiary;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all of the assets or Capital Stock of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition of all or substantially all of the assets or Capital Stock of such Restricted Subsidiary;

(8) Permitted Refinancing Indebtedness; provided, that, the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness with respect to dividends and other payments are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) any Indebtedness incurred in compliance with the covenant under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” by any Foreign Subsidiary or any Guarantor, or any agreement pursuant to which such Indebtedness is issued, if the encumbrance or restriction applies only to such Foreign Subsidiary or Guarantor and only in the event of a payment default or default with respect to a financial covenant contained in the Indebtedness or agreement and the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Board of Directors of the Company) and the Board of Directors of the Company determines that any such encumbrance or restriction will not materially affect the Company’s ability to pay interest or principal on the Notes; or

(13) an arrangement or circumstance arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that does not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary.

     Merger, Consolidation or Sale of Assets

      The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in an assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale,

assignment, lease, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, lease, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) no Default or Event of Default exists;

(4) the Company or the other Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(5) the Company or the other Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made will have delivered to the trustee, in form and substance reasonably satisfactory to the trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, lease, conveyance, transfer, or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Clause (4) of this “— Merger, Consolidation or Sale of Assets” covenant will not apply to: (a) a sale, transfer or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries or (b) any merger or consolidation of a Wholly Owned Restricted Subsidiary into the Company.

     Transactions with Affiliates

      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or amend any contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) except with respect to leases of facilities entered into in the ordinary course of business with a Wholly Owned Subsidiary, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) indemnity agreements and reasonable employment arrangements (including severance and retirement agreements) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary, in each case approved by the disinterested members of the Board of Directors of the Company;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company;

(4) sales of Equity Interests (other than Disqualified Stock) of the Company;

(5) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”; and

(6) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of the Company and its Restricted Subsidiaries.

     Additional Note Guarantees

      The Company will not permit any of its Restricted Subsidiaries which are not Guarantors (other than Guarantees by WCC RE Holdings LLC and Atlantic Shores Healthcare, Inc. of Indebtedness incurred under the Credit Agreement), directly or indirectly, to Guarantee the payment of any Indebtedness of the Company or any Guarantor unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness. The form of the Guarantee will be attached as an exhibit to the Indenture.

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) such sale or other disposition complies with the provisions of the indenture described under the subheading “—Repurchase at the Option of Holders—Asset Sales,” including the application of the Net Proceeds therefrom.

      The Guarantee of a Guarantor will be released:

(1) in connection with any sale of all of the Capital Stock of a Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale complies with the provisions of the indenture described under the subheading “— Repurchase at the Option of Holders — Asset Sales”;

(2) if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(3) upon Legal Defeasance or Covenant Defeasance of the Notes, as described in “— Legal Defeasance and Covenant Defeasance.”

     Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be Investments made as of the time of the designation, subject to the limitations on Restricted Payments. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default; provided, that, such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

     Sale and Leaseback Transactions

      The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided, that, the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the Company or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens;”

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of the Company and set forth in an Officers’ Certificate delivered to the trustee, of the property that is the subject of that Sale and Leaseback Transaction; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

     Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries

      The Company will not transfer, convey, sell, assign, lease or otherwise dispose of, and will not permit any of its Restricted Subsidiaries to, issue, transfer, convey, sell, assign, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), except:

(1) if, immediately after giving effect to such issuance, transfer, conveyance, sale, assignment, lease or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the covenant described under the caption “— Restricted Payments” if made on the date of such issuance or sale; or

(2) sales of common stock of a Restricted Subsidiary by the Company or a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary complies with the covenant described under the subheading, “— Repurchase at the Option of Holders — Asset Sales”.

     Business Activities

      The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

     Payments for Consent

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     Reports

      Whether or not required by the Commission, so long as any Notes are outstanding, the Company, upon request, will furnish to the Holders of Notes:

(1) all quarterly and annual financial and other information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

      In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, if any such information is required to be delivered.

      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the subheadings “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any Guarantor for 60 consecutive days after notice to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to make any payment due at final maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.5 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $7.5 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

      Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding Notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

      The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the Notes.

      The Company is required to deliver to the trustee annually a written statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a written statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation.

      Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described above under the caption “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date and, if the Notes are being defeased to a particular redemption date, the Company must have delivered to the trustee an irrevocable notice of redemption;

(2) in the case of Legal Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing either (a) on the date of such deposit or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(7) the Company must have delivered to the trustee an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law; and

(8) the Company must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes;

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in currency other than that stated in the Notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

(7) waive a redemption payment with respect to any Note;

(8) release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture;

(9) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Guarantees;

(10) amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the subheading “— Repurchase at the Option of Holders — Asset Sales” after the obligation to make an Asset Sale Offer has arisen or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the subheading “— Repurchase at the Option of Holders — Change of Control”, after a Change of Control has occurred including, in each case, amending, changing or modifying any definition relating thereto; or

(11) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors, if any, and the trustee may amend or supplement the indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

      In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of Notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that, beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

      “Asset Sale” means:

(1) the sale, lease, transfer, assignment, conveyance or other disposition of any assets or rights; provided, that, the sale, lease, conveyance, transfer, assignment or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the subheading “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the subheading “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described under the subheading — Repurchase at the Option of Holders—Asset Sales”; and

(2) the issuance or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries.

      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves the sale of assets or the issuance or sale of Equity Interests of a Restricted Subsidiary having a fair market value of less than $2.0 million;

(2) a transfer of assets by the Company to any of its Restricted Subsidiaries or by any Restricted Subsidiary to the Company or any other Restricted Subsidiary;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents; and

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the subheading “— Certain Covenants — Restricted Payments.”

      “Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) (“Government Securities”) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, assignment, lease, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan by the Company relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including without limitation any merger or consolidation) the result of which is that any “person” or “group” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 40% of the Voting Stock of the Company;

(4) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), becomes, directly or indirectly, the Beneficial Owner of 40% or more of the voting power of all classes of Voting Stock of the Company; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period; plus, in each case, to the extent deducted in computed Consolidated Net Income,

(1) losses realized by such Person and its Restricted Subsidiaries in connection with sales of assets outside the ordinary course of business; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), net of Non-Recourse Interest Payments received in cash by the Company or any Restricted Subsidiary relating to any Non-Recourse Project Financing Indebtedness up to the amount of interest expense for such Non-Recourse Project Financing Indebtedness; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash payments in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

      Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired during such period for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded; and

(5) the Net Income or loss of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Restricted Subsidiaries.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

      “Credit Agreement” means that certain Credit Agreement, by and among the Company, the guarantor subsidiaries named therein, BNP Paribas as administrative agent for the lenders and as lead arranger and syndication agent and the other lenders named therein, and other parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended (and/or amended and restated), modified, renewed, refunded, replaced or refinanced from time to time, in whole or in part, with the same or different lenders (including, without limitation, any amendment, amendment and restatement, modification, renewal, refunding, replacement or refinancing that increases the maximum amount of the loans made or to be made thereunder.

      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, project financings, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, (and/or amended and restated) restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the subheading “— Certain Covenants — Restricted Payments.”

      “Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States (but not the laws of Puerto Rico) or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means an offering of Capital Stock (other than Disqualified Stock or Capital Stock that by its terms has a preference in liquidation or as to dividends over any other Capital Stock) of the Company (other than (1) an offering pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company and (2) an offering with aggregate net proceeds to the Company of less than $20.0 million).

      “Existing Indebtedness” means the Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

      “Event of Default” means any event that is described under the subheading “ — Events of Default and Remedies.”

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, net of Non-Recourse Interest Payments received in cash by the Company or any Restricted Subsidiary relating to any Non-Recourse Project Financing Indebtedness up to the amount of interest expense for such Non-Recourse Project Financing Indebtedness; plus

(2) any interest expense on Indebtedness of another Person to the extent such Indebtedness is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local effective cash tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis and in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period, provided, however, that interest expense, if any, attributable to any Non-Recourse Project Financing Indebtedness computed on a pro forma basis, shall be computed giving pro forma effect to any Non-Recourse Interest Payments related to such Non-Recourse Project Financing Indebtedness, provided, further, that the obligation to make such Non-Recourse Interest Payments commences with the incurrence of the corresponding Non-Recourse Project Financing Indebtedness.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

      “Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession as amended and/or modified from time to time. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to the amortization of any expenses incurred in connection with, or the write-off of costs as a result of, the Transactions.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      “Guarantors” means any Restricted Subsidiary that executes a Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness;

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and including the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of all Investments in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the subheading “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the subheading “— Certain Covenants — Restricted Payments.”

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Net Income” means, with respect to any specified Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any sale of assets outside the ordinary course of business; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss;

      “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock, property or assets of the Company or any of its Restricted Subsidiaries.

      “Non-Recourse Project Financing Indebtedness” means any Indebtedness of a Restricted Subsidiary (the “Project Financing Subsidiary”) incurred in connection with the acquisition, construction or development of any facility:

(1) where such Project Financing Subsidiary operates or is responsible for the operation of the facility pursuant to a management services contract with a governmental entity;

(2) as to which neither the Company nor any of its Restricted Subsidiaries, other than such Project Financing Subsidiary, (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), it being understood that equity Investments funded at the time of or prior to the incurrence of such Indebtedness shall not be deemed credit support or (b) is directly or indirectly liable as a guarantor or otherwise;

(3) where, upon the termination of the management services contract with respect to such facility, neither the Company nor any of its Restricted Subsidiaries, other than the Project Financing Subsidiary, will be liable, directly or indirectly, to make any payments with respect to such Indebtedness (or portion thereof);

(4) the interest expense related to such Indebtedness is fully serviced by a separate corresponding payment with respect to such Indebtedness (the “Non-Recourse Interest Payment”) pursuant to an agreement with the governmental entity; and

(5) such Project Financing Subsidiary has no assets other than the assets, including working capital, reasonably related to the design, construction, management and financing of the facility.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Business” means the business conducted by the Company and its Restricted Subsidiaries on the date of the indenture and businesses reasonably related thereto or ancillary or incidental thereto or a reasonable extension thereof, including the privatization of governmental services.

      “Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor (other than a Project Financing Subsidiary);

(2) any Investment in cash or Cash Equivalents;

(3) Investments in a Restricted Subsidiary that is not a Guarantor having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (3) not to exceed $5.0 million;

(4) Investments in a Foreign Subsidiary in an amount not to exceed the amount of Net Proceeds received from the sale of the Company’s one-half ownership interest in Premier Custodial Group to Serco Investments Limited;

(5) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, (other than a Project Financing Subsidiary) if as a result of such Investment:

(a) such Person becomes (i) a Restricted Subsidiary of the Company and (ii) a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary of the Company that is a Guarantor;

(6) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the subheading “— Repurchase at the Option of Holders — Asset Sales”;

(7) [Intentionally omitted]

(8) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(9) Hedging Obligations entered into the ordinary course of business and not for any speculative purpose;

(10) other Investments in any other Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) not to exceed: (a) $15.0 million; plus (b) the net reductions in Investments made pursuant to this clause (10) resulting from distributions on or repayments of such Investments or from the net cash proceeds from the sale or other disposition of any such investment; provided, that, the net reduction in any Investment shall not exceed the amount of such Investment;

(11) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(12) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary not to exceed $2.0 million outstanding at any one time for all loans or advances under this clause (12);

(13) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(14) Investments in existence on the date of the indenture;

(15) Investments that are made or received in exchange for Equity Interests (other than Disqualified Stock) of the Company;

(16) Investments in South African Services Pty Ltd. having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (16) not to exceed $3.0 million; and

(17) any Investments made or acquired with the net cash proceeds of a substantially concurrent issuance or sale of Equity Interests (other than Disqualified Stock) of the Company.

      “Permitted Liens” means:

(1) Liens on any assets (including real or personal property) of the Company and any Restricted Subsidiary securing Indebtedness and other Obligations under Credit Facilities that were permitted by the terms of the indenture to be incurred;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) incurred under clause (4) of the second paragraph of the covenant described above under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, that, any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien does not extend to or cover any property, Capital Stock or Indebtedness other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

(10) Attachment or judgment Liens not giving rise to a Default or an Event of Default;

(11) Liens on the Capital Stock of Unrestricted Subsidiaries securing Indebtedness of such Unrestricted Subsidiaries;

(12) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(13) pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary or deposits or cash or Government Securities to secure surety or appeal bonds to which the Company or any Restricted Subsidiary is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(14) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions; if any, as shall be required by GAAP shall have been made in respect thereof;

(15) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of the Company or a Restricted Subsidiary or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company or such Restricted Subsidiary;

(16) Liens securing Hedging Obligations so long as the related Indebtedness is secured by a Lien on the same property securing such Hedging Obligations;

(17) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries; and

(18) normal customary rights of setoff upon deposits of cash in favor of banks or other depository institutions.

      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in repayment of, exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, repay, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness and Disqualified Stock of the Company or a Restricted Subsidiary); provided, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, repaid, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or by any Restricted Subsidiary who is an obligor on the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of the Company means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

      “Sale and Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to another Person and the Company or a Restricted Subsidiary leases it from such Person other than a lease properly characterized pursuant to GAAP as a Capital Lease Obligation, provided, however, that, with respect to properties developed or acquired by the Company after the date of the indenture, any sale and leaseback of such properties pursuant to the Right to Purchase Agreement, dated as of April 28, 1998 between the Company and CPT Operating Partnership L.P. shall not be deemed a Sale and Leaseback Transaction hereunder.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

      Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the subheading “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the subheading “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, or liquidation preference, as the case may be, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding aggregate principal amount or liquidation preference, as the case may be, of such Indebtedness.

      “Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

      “Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      We entered into a registration rights agreement with respect to the old notes. Under the registration rights agreement, we agreed, for the benefit of the holders of the old notes that we will, (a) not later than 75 days after the date of original issuance of the notes, file a registration statement for the old notes with the Commission with respect to a registered offer to exchange the old notes for new notes of the Company having terms substantially identical in all material respects to such old notes (except that the new notes will generally not contain terms with respect to transfer restrictions) and (b) use our best efforts to cause the registration statement provided for under the registration rights agreement to be declared effective under the Securities Act not later than 180 days after the date of original issuance of the old notes. We will keep the exchange offer for the old notes open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes eligible to participate in the exchange offer.

      For each old note surrendered to us pursuant to the exchange offer, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on such outstanding note, from the date of its original issue.

      Under existing Commission interpretations, new notes acquired in a registered exchange offer by holders of old notes are freely transferable without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding to participate in the distribution of the new notes and that it is not an affiliate of the Company, as such terms are interpreted by the Commission, provided that broker-dealers (“participating broker-dealers”) receiving new notes in a registered exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the exchange offer registration statement relating to such new notes.

      Under the registration rights agreement, we are required to allow participating broker-dealers and other Persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such new notes for 180 days following the effective date of such exchange offer registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus).

      A holder of old notes who wishes to exchange its old notes for new notes in the exchange offer will be required to represent in the letter of transmittal that any new notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any Person to participate in the distribution (within the meaning of the Securities Act) of the new notes and that it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Resale of New Notes

      Based on no action letters of the Commission staff issued to third parties, we believe that new notes received in the exchange offer may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the new notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the new notes.

      The Commission, however, has not considered the exchange offer for the new notes in the context of a specific no action letter, and the Commission may not make a similar determination as in the no action letters issued to these third parties.

      If you tender in the exchange offer with the intention of participating in any manner in a distribution of the related new notes, you

•	cannot rely on such interpretations by the Commission staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

      Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date. We will issue new notes in principal amount equal to the principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only for new notes and only in integral multiples of $1,000.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

      As of the date of this prospectus, $150,000,000 in aggregate principal amount of the Notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the Commission. Old notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These old notes will be entitled to the rights and benefits such holders have under the indenture relating to the Notes and the registration rights agreement.

      We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

      If you tender old notes in an exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

      We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

      The exchange offer will expire at 5:00 p.m., New York City time, 21 business days after commencement of the offer, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

      We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any old notes by giving oral or written notice of such extension to their holders. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

      In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of old notes that are subject to the exchange offer of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

      If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied in relation to the exchange offer, we reserve the right, in our sole discretion

•	to delay accepting for exchange any old notes,

•	to extend the exchange offer, or

•	to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of old notes that are subject to the exchange offer. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the old notes that are subject to the exchange offer. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if it would otherwise expire during such period. We are generally required to extend the exchange offer for any material amendment so that at least five business days remain in the exchange offer after the amendment.

Conditions to the Exchange Offer

      We will not be required to accept for exchange, or exchange any new notes for, any old notes if the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the Commission. Similarly, we may terminate the exchange offer as provided in this prospectus before the expiration date in the event of such a potential violation.

      In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

      We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable.

      These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion before the expiration of the exchange offer. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times, provided that all conditions to the exchange offer must be satisfied or waived before the expiration of the exchange offer.

      In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the Notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

      Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

•	mail or deliver such letter of transmittal or facsimile to the exchange agent prior to 5:00 p.m. New York City time on the expiration date; or

•	comply with the automated tender offer program procedures of The Depository Trust Company, or DTC, described below.

      In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•	the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal. The exchange agent must receive such documents prior to 5:00 p.m. New York City time on the expiration date.

      The tender by a holder that is not withdrawn prior to 5:00 p.m. New York City time on the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

      The method of delivery of old notes, the letters of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before 5:00 p.m. New York City time on the expiration date. You should not send the letters of transmittal or old notes to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

How to Tender if You Are a Beneficial Owner

      If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

•	make appropriate arrangements to register ownership of the old notes in your name; or

•	obtain a properly completed bond power from the registered holder of the old notes.

      The transfer of registered ownership, if permitted under the indenture for the Notes, may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

      You must have signatures on a letter of transmittal or a notice of withdrawal (as described below) guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal;

•	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondence in the United States, or an eligible guarantor institution.

When You Need Endorsements or Bond Powers

      If a letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes. A member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

      If a letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering Through DTC’s Automated Tender Offer Program

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Participants in the program may, instead of physically completing and signing a letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

      The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering old notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	the agreement may be enforced against such participant.

Determinations Under the Exchange Offer

      We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes in the exchange offer. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular old notes, provided that we will apply any such waiver equally to all holders of old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

      In all cases, we will issue new notes for old notes that we have accepted for exchange under an exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Old Notes Not Accepted or Exchanged

      If we do not accept any tendered old notes for exchange or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to their tendering holder. In the case of old notes tendered by book-entry transfer in the exchange agent’s account at DTC according to the procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

      By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Book-Entry Transfer

      The exchange agent will establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to 5:00 p.m. New York City time on the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•	the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution,

•	prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having a office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth your name and address, the registered number(s) of your old notes and the principal amount of old notes tendered,

•	stating that the tender is being made thereby, and

•	guaranteeing that, within three (3) New York Stock Exchange (“NYSE”) trading days after the applicable expiration date, the letter of transmittal or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent, and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) NYSE trading days after the expiration date.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent you if you wish to tender your old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, you may withdraw your tender under the exchange offer at any time prior to 5:00 p.m. New York City time on the expiration date.

      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address indicated on the cover page of the letter of transmittal; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn; and

•	identify the old notes to be withdrawn, including the principal amount of such old notes.

      If old notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn old notes and otherwise comply with the procedures of DTC.

      We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal. Our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

      Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for the old notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Fees and Expenses

      We will bear the expenses of soliciting tenders with respect to the exchange offer. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

      If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

      If you do not exchange your old notes for new notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

Accounting Treatment

      We will record the new notes in our accounting records at the same carrying values as the old notes. For each issue of the old notes, this carrying value is the aggregate principal amount of the old notes less any applicable original issue discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of material U.S. federal income tax consequences to a holder with respect to the exchange, purchase, ownership and disposition of the Notes. This summary is generally limited to holders who hold the Notes as “capital assets” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and who acquired the old notes at the initial offering price, and does not deal with the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as financial institutions, dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the new notes as part of a “straddle,” a “hedge” against currency risk, a “conversion transaction” or other integrated transaction, and persons that have a “functional currency” other than the U.S. dollar, all within the meaning of the Code. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

      The federal income tax considerations set forth below are based upon the Code, existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below.

      Based on currently applicable authorities, we will treat the Notes as indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes that the Notes will constitute indebtedness for U.S. tax purposes. We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the new notes or that any such position would not be sustained.

      THE FOLLOWING DISCUSSION CONSTITUTES THE OPINION OF THE COMPANY, AS TO THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES GENERALLY APPLICABLE TO HOLDERS OF THE NOTES. PERSONS CONSIDERING THE ACQUISITION OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange of Notes

      The exchange of old notes for new notes in the exchange offer will not constitute a taxable event for U.S. Holders or non-U.S. Holders, each as defined below under “— U.S. Federal Income Taxation of U.S. Holders.” Consequently, holders will not recognize gain upon receipt of new notes in exchange for old notes in the exchange offer, each holder’s basis in the new notes received in the exchange offer will be the same as such holder’s basis in the corresponding old notes immediately before the exchange and each holder’s holding period in the new notes will include such holder’s holding period in the original old notes.

U.S. Federal Income Taxation of U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to U.S. Holders. As used herein, “U.S. Holders” are beneficial owners of the securities, that are, for U.S. federal income tax purposes:

•	individuals who are citizens or residents of the United States;

•	corporations or other entities taxable as corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	estates, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	trusts if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) a valid election to be treated as a U.S. person, as defined in the Code, is in effect with respect to such trust.

      A “non-U.S. Holder” is a holder that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

      If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Notes.

      Certain U.S. federal income tax consequences relevant to a non-U.S. Holder are discussed separately below.

Payment of Interest

      U.S. Holders generally will be required to recognize as ordinary income any interest paid or accrued on the Notes in accordance with their regular method of accounting for U.S. federal income tax purposes. In certain circumstances, see “Description of New Notes — Repurchase at the Option of Holders”, we may be obligated to pay amounts in excess of stated interest or principal on the Notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the Notes were issued that such payments will be made. Therefore, we do not intend to treat these potential payments as part of the yield to maturity of the Notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue additional interest income on its Notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a Note to the extent of the accrual of additional interest income.

Disposition of Notes

      Upon the disposition of a Note by sale, exchange or redemption, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between (1) the sum of cash plus the fair market value of other property received on such disposition, except to the extent such cash or property is attributable to accrued but unpaid interest on the Note, which is treated as ordinary interest income, and (2) such holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such U.S. Holder, less any principal payments received by such holder.

      Gain or loss from the taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder for more than one year at the time of the disposition. For non-corporate holders, certain preferential tax rates may apply to gain recognized as long-term capital gain. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

      Where required, information will be reported to both U.S. Holders of Notes and the IRS regarding the amount of interest and principal paid on the Notes in each calendar year as well as the corresponding amount of tax withheld, if any.

      Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a holder of Notes may be subject to backup withholding at a rate of 28% with respect to interest and principal paid on the Notes and/or the proceeds from dispositions of the Notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding provided that they establish entitlement to an exemption. U.S. Holders will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder: (1) fails to furnish its taxpayer identification number (“TIN”) which, for an individual, is ordinarily his or her social security number; (2) furnishes an incorrect TIN; (3) is notified by the IRS that it has failed to properly report payments of interest or dividends; or (4) fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Income Taxation of Non-U.S. Holders

      The following discussion is limited to the U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of the Notes by an initial purchaser of the Notes that is not a U.S. Holder, as defined above. The rules governing the U.S. federal income taxation of a non-U.S. Holder of Notes are complex and no attempt will be made herein to provide more than a summary of such rules. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties with regard to an investment in the Notes, including any reporting requirements.

      For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a Note will be considered “U.S. trade or business income” if the income or gain is (1) effectively connected with the conduct of a U.S. trade or business, and (2) if a non-U.S. Holder is eligible for the benefits of an applicable income tax treaty, such income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment (or fixed base) maintained by such holder in the United States.

Payment of Interest

      Generally, interest income of a non-U.S. Holder that is not effectively connected with a U.S. trade or business is subject to U.S. federal withholding tax at a rate of 30% (or, a lower tax rate specified in an applicable income tax treaty). However, interest income earned on a Note by a non-U.S. Holder will qualify for the “portfolio interest exemption,” and therefore will not be subject to U.S. federal income tax or withholding tax, if:

•	the non-U.S. Holder does not, directly or indirectly, actually or constructively own 10% or more of the total combined voting power of the Company’s stock entitled to vote;

•	the non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation that is related to the Company through stock ownership;

•	the non-U.S. Holder is not a bank which acquired the Note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (A) the non-U.S. Holder certifies, under penalties of perjury, to the Company or the Company’s agent that it is not a U.S. person, as defined in the Code, and such non-U.S. Holder provides its name, address and certain other information on a properly executed Form W-8 BEN (or suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the Note on behalf of the beneficial owner and provides a statement to the Company or the Company’s agent signed under penalties of perjury in which the organization, bank or financial institution certifies that such form (or a suitable substitute) has been received by it from the non-U.S. Holder or from another financial institution entity on behalf of the non-U.S. Holder and furnishes the Company or the Company’s agent with a copy.

      If a non-U.S. Holder cannot satisfy the requirements for the portfolio interest exemption as described above, the gross amount of payments of interest to such non-U.S. Holder that are not U.S. trade or business income will be subject to U.S. federal withholding tax at the rate of 30%, unless an applicable income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will not be subject to U.S. federal withholding tax but will be taxed on a net income basis at regular graduated U.S. federal income tax rates, and if the non-U.S. holder is a foreign corporation, such U.S. trade or business income may be subject to the branch profits tax equal to 30%, or a lower rate provided by an applicable income tax treaty. In order to claim the benefit provided by a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, a non-U.S. Holder must provide either:

•	a properly executed Form W-8 BEN (or suitable substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	a properly executed Form W-8 ECI (or suitable substitute form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with a U.S. trade or business.

Disposition of Notes

      Generally, a non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless:

•	the gain is effectively connected with a U.S. trade or business; or

•	the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year in which the disposition of the Note is made and certain other requirements are met, or is subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain former citizens and residents of the United States.

      The exchange of old notes for new notes in the exchange offer will not constitute a taxable event for non-U.S. Holders.

Information Reporting and Backup Withholding

      Where required, information will be reported annually to each non-U.S. Holder as well as the IRS regarding any interest that is either subject to U.S. federal withholding tax or exempt from withholding pursuant to an applicable income tax treaty or to the portfolio interest exemption. Copies of these information returns may also be made available to the tax authorities of the country in which the non-U.S. Holder resides under the provisions of a specific treaty or agreement.

      Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a holder of Notes may be subject to backup withholding at a rate of 28% with respect to interest and principal paid on the Notes and/or the proceeds from dispositions of the Notes. However, the regulations provide that payments of principal and interest to a non-U.S. Holder will not be subject to backup withholding if the non-U.S. Holder certifies its non-U.S. status under penalties of perjury or satisfies the requirements of an otherwise established exemption, provided that neither the Company nor the Company’s paying agent has actual knowledge that such holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. Certain information reporting may still apply to interest payments even if an exemption from backup withholding is established.

      The payment of the proceeds from the disposition of Notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the non-U.S. Holder certifies its non-U.S. status under penalties of perjury or satisfies the requirements of an otherwise established exemption, provided that the broker does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note to or through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the U.S. will not be subject to information reporting or backup withholding.

      When a non-U.S. Holder receives a payment of proceeds from the disposition of Notes either to or through a non-U.S. office of a broker that is either a U.S. person or a person who has certain enumerated relationships with the U.S., the regulations require information reporting (but generally not backup withholding) on the payment, unless the broker has documentary evidence in its files that the non-U.S. Holder is not a U.S. person and the broker has no actual knowledge or reason to know to the contrary.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a credit against such holders’ U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return and the claiming of a credit or refund of such backup withholding.

U.S. Federal Estate Tax

      The U.S. federal estate tax will not apply to the Notes owned by an individual who is not a U.S. citizen or resident at that time of his or her death provided that (1) such individual does not actually or constructively own 10% or more of the total combined voting power of the Company’s stock entitled to vote and (2) interest on the Note would not have been, if received at the time of death, effectively connected with the conduct of a U.S. trade or business of such holder.

      The preceding discussion of material U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor as to the particular tax consequences of purchasing, holding and disposing of the Notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

      Based on interpretations by the staff of the Commission in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the old notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.

      You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act of 1933; or

•	a broker-dealer that acquired old notes directly from us.

      Any person using this exchange offer to participate in a distribution of the new notes may not rely on interpretations of the staff of the Commission in order to complete resales of the new notes and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933.

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. To date, the staff of the Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new notes may be required to deliver a prospectus.

      If you wish to exchange new notes for your old notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering — Your Representations to Us” in this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of such new notes.

      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

      Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

      For a period of 180 days after the effective date of this registration statement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      Akerman Senterfitt, Miami, Florida has passed upon the validity of the old notes and the new notes for us.

EXPERTS

      The consolidated financial statements of Wackenhut Corrections Corporation as of December 29, 2002 and for the fiscal year then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Wackenhut Corrections Corporation as of December 30, 2001 and December 31, 2000 and for each of the fiscal years then ended, which are included in this prospectus and registration statement, have been included in reliance on the reports of Arthur Andersen LLP, independent public accountants, given on the authority of that firm as experts in giving said reports. See “Risk Factors — Our former independent public accountant, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges and you are unlikely to be able to exercise effective remedies against such firm in any legal action.”

      The consolidated financial statements of Premier Custodial Group Limited as of and for the fiscal years ended December 31, 2002, 2001 and 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy such material at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room. You can also find our Commission filings at the Commission’s website at www.sec.gov.

      The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to the documents we have filed with the Commission. The information incorporated by reference is part of this prospectus. Information we file with the Commission after we file this document will update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the exchange offer is completed:

•	our annual report on Form 10-K for the year ended December 29, 2002;

•	our annual report on Form 10-K/A, filed on June 30, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 30, 2003;

•	our quarterly report on Form 10-Q for the quarter ended June 29, 2003;

•	our current report on Form 8-K, filed on May 8, 2003;

•	our current report on Form 8-K, filed on July 29, 2003; and

•	our current report on Form 8-K, filed on August 13, 2003.

      In addition, reports, proxy statements and other information concerning us can be inspected at the NYSE, 20 Broad Street, New York, New York 10005, where our common stock is listed.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE

WACKENHUT CORRECTIONS CORPORATION
Audited Consolidated Financial Statements:
Reports of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets at December 29, 2002 and December 30, 2001	F-4
Consolidated Statements of Income for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000	F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000	F-6
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheets as of June 29, 2003 and December 29, 2002	F-30
Unaudited Condensed Consolidated Statements of Income for the thirteen and twenty-six weeks ended June 29, 2003 and June 30, 2002	F-31
Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six weeks ended June 29, 2003 and June 30, 2002	F-32
Notes to Unaudited Condensed Consolidated Financial Statements	F-33
PREMIER CUSTODIAL GROUP LIMITED
Audited Consolidated Financial Statements:
Report of Independent Auditors	F-44
Consolidated Balance Sheets as of December 31, 2002, 2001 and 2000	F-45
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000	F-46
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2002, 2001 and 2000	F-47
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-48
Notes to Consolidated Financial Statements	F-49

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders

Wackenhut Corrections Corporation

      We have audited the accompanying consolidated balance sheet of Wackenhut Corrections Corporation as of December 29, 2002, and the related consolidated statements of income, cash flows and shareholders’ equity for the year then ended. The consolidated financial statements of the Company as of December 30, 2001 and for each of the two years in the period ended December 30, 2001 were audited by other auditors who have ceased operations and whose report dated February 6, 2002, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wackenhut Corrections Corporation as of December 29, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the consolidated financial statements, effective December 31, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

      As discussed above, the consolidated financial statements of the Company as of December 30, 2001 and for each of the two years in the period ended December 30, 2001 were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of December 31, 2001. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and goodwill related to equity investees to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

Ernst & Young LLP

West Palm Beach, Florida

February 11, 2003

      THIS REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Wackenhut Corrections Corporation:

      We have audited the accompanying consolidated balance sheets of Wackenhut Corrections Corporation (a Florida corporation) and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wackenhut Corrections Corporation and subsidiaries as of December 30, 2001 and December 31 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.

Arthur Andersen LLP

West Palm Beach, Florida,

February 6, 2002

WACKENHUT CORRECTIONS CORPORATION

CONSOLIDATED BALANCE SHEETS

December 29, 2002 and December 30, 2001

	2002	2001

	(U.S. dollars in
	thousands,
	except per share data)
Assets
Current assets
Cash and cash equivalents	$35,240	$46,099
Accounts receivable, less allowance for doubtful accounts of $1,644 and $2,557.	84,737	79,002
Deferred income tax asset	7,161	6,041
Other	12,445	8,990

Total current assets	139,583	140,132

Property and equipment, net	206,466	53,758
Investments in and advances to affiliates	19,776	15,328
Deferred income tax asset	119	716
Direct finance lease receivable	30,866	25,319
Other non current assets	5,848	6,770

	$402,658	$242,023

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$10,138	$14,079
Accrued payroll and related taxes	17,489	13,318
Accrued expenses	43,046	41,573
Current portion of deferred revenue and non-recourse debt	3,071	3,275
Current portion of long-term debt	1,250	—

Total current liabilities	74,994	72,245

Deferred revenue	7,348	9,817
Other	13,058	4,281
Long-term debt	123,750	—
Non-recourse debt	30,866	25,319
Commitments and contingencies
Shareholders’ equity
Preferred stock, $.01 par value, 10,000,000 shares authorized	—	—
Common stock, $.01 par value, 30,000,000 shares authorized, 21,245,620 and 20,977,224 shares issued and outstanding	212	210
Additional paid-in capital	63,500	61,157
Retained earnings	111,337	89,836
Accumulated other comprehensive loss	(22,407)	(20,842)

Total shareholders’ equity	152,642	130,361

	$402,658	$242,023

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

WACKENHUT CORRECTIONS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Years Ended December 29, 2002, December 30, 2001, and December 31, 2000

	2002	2001	2000

	(U.S. dollars in thousands,
	except per share data)
Revenues	$568,612	$562,073	$535,557
Operating expenses (including amounts related to The Wackenhut Corporation (TWC) of $17,973, $21,952, and $13,588)	496,497	503,547	486,884
Depreciation and amortization	12,093	9,919	8,639
General and administrative expenses (including amounts related to TWC of $3,105, $3,117, and $3,783)	32,146	24,423	21,122

Operating income	27,876	24,184	18,912
Interest income (including amounts related to TWC of $3, $9, and $8)	4,794	4,278	6,104
Interest expense (including amounts related to TWC of ($35), ($58), and $(73))	(3,737)	(3,597)	(4,801)
Other income, net	—	—	641

Income before income taxes and equity in earnings of affiliates	28,933	24,865	20,856
Provision for income taxes	12,652	9,706	8,352

Income before equity in earnings of affiliates	16,281	15,159	12,504
Equity in earnings of affiliates, (net of income tax provision of $3,000, $2,698, and $2,985)	5,220	4,220	4,490

Net income	$21,501	$19,379	$16,994

Earnings per share
Basic:	$1.02	$0.92	$0.81

Diluted:	$1.01	$0.91	$0.80

Basic weighted average shares outstanding	21,148	21,028	21,110

Diluted weighted average shares outstanding	21,364	21,261	21,251

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended December 29, 2002, December 30, 2001, and December 31, 2000

	2002	2001	2000

	(U.S. dollars in thousands)
Cash flow from operating activities:
Net income	$21,501	$19,379	$16,994
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	12,093	9,919	8,639
Deferred tax benefit	(711)	(670)	(1,952)
Provision for doubtful accounts	2,368	3,636	1,755
Gain on sale of loans receivable	—	—	(641)
Equity in earnings of affiliates, net of tax	(5,220)	(4,220)	(4,490)
Tax benefit related to employee stock options	1,081	315	—
Changes in assets and liabilities
(Increase) decrease in assets
Accounts receivable	(6,851)	(3,219)	(6,227)
Other current assets	(9,048)	1,383	204
Other assets	475	(414)	(3,325)
Increase (decrease) in liabilities
Accounts payable and accrued expenses	(3,485)	1,525	15,669
Accrued payroll and related taxes	3,936	756	1,768
Deferred revenue	(2,673)	(3,192)	(2,488)
Other liabilities	8,777	4,281	—

Net cash provided by operating activities	22,243	29,479	25,906

Cash flow from investing activities:
Investments in and advances to affiliates	(171)	(130)	(4,515)
Repayments of investments in and advances to affiliates	1,617	4,559	246
Proceeds from the sale of loans receivable	—	—	2,461
Capital expenditures	(160,698)	(8,326)	(19,138)

Net cash used in investing activities	(159,252)	(3,897)	(20,946)

Cash flow from financing activities:
Proceeds from long-term debt and non-recourse debt	127,981	—	9,000
Payments on long-term debt	—	(10,000)	(14,000)
Proceeds from the exercise of stock options	1,264	397	12
Repurchase of common stock	—	(1,547)	(4,933)

Net cash provided by (used in) financing activities	129,245	(11,150)	(9,921)

Effect of exchange rate changes on cash and cash equivalents	(3,095)	(2,154)	(2,247)

Net (decrease) increase in cash and cash equivalents	(10,859)	12,278	(7,208)
Cash and cash equivalents, beginning of period	46,099	33,821	41,029

Cash and cash equivalents, end of period	$35,240	$46,099	$33,821

Supplemental disclosures:
Cash paid during the year for:
Income taxes	$5,589	$5,339	$6,140

Interest	$525	$479	$631

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME
Fiscal Years Ended December 29, 2002, December 30, 2001, and December 31, 2000

	Common Stock
					Accumulated
	Number		Additional		Other	Total
	of		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Loss	Equity

	(U.S. dollars in thousands)
BALANCE, JANUARY 2, 2000	21,509	$215	$66,908	$53,463	$(1,902)	$118,684
Proceeds from stock options exercised	4	—	12	—	—	12
Common stock repurchased and retired	(500)	(5)	(4,928)	—	—	(4,933)
Comprehensive income:
Net income	—	—	—	16,994	—
Change in foreign currency translation, net of income tax benefit of $2,395.	—	—	—	—	(3,593)
Total comprehensive income	—	—	—	—	—	13,401

BALANCE, DECEMBER 31, 2000	21,013	210	61,992	70,457	(5,495)	127,164
Proceeds from stock options exercised	86	1	396	—	—	397
Tax benefit related to employee stock options	—	—	315	—	—	315
Common stock repurchased and retired	(122)	(1)	(1,546)	—	—	(1,547)
Comprehensive income:
Net income	—	—	—	19,379	—
Change in foreign currency translation, net of income tax benefit of $1,777.	—	—	—	—	(2,780)
Cumulative effect of change in accounting principle related to affiliate’s derivative instruments	—	—	—	—	(12,093)
Unrealized loss on derivative instruments	—	—	—	—	(474)
Total comprehensive income	—	—	—	—	—	4,032

BALANCE, DECEMBER 30, 2001	20,977	210	61,157	89,836	(20,842)	130,361
Proceeds from stock options exercised	269	2	1,262	—	—	1,264
Tax benefit related to employee stock options	—	—	1,081	—	—	1,081
Comprehensive income:
Net income	—	—	—	21,501	—
Change in foreign currency translation, net of income tax expense of $1,426.	—	—	—	—	2,230
Minimum pension liability adjustment, net of income tax benefit of $323	—	—	—	—	(505)
Unrealized loss on derivative instruments, net of income tax benefit of $1,688	—	—	—	—	(3,290)
Total comprehensive income	—	—	—	—	—	19,936

BALANCE, DECEMBER 29, 2002	21,246	$212	$63,500	$111,337	$(22,407)	$152,642

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fiscal Years Ended December 29, 2002, December 30, 2001, and December 31, 2000

1.     General

      Wackenhut Corrections Corporation, a Florida corporation, and subsidiaries (the “Company”) is a leading developer and manager of privatized correctional, detention and public sector mental health services facilities located in the United States, the United Kingdom, Australia, South Africa, and New Zealand. The Company is a majority owned subsidiary of The Wackenhut Corporation (“TWC”), which owns 12 million shares of the Company’s stock.

      On May 8, 2002, TWC consummated a merger (the “Merger”) with a wholly owned subsidiary of Group 4 Falck A/S (“Group 4 Falck”), a Danish multinational security and correctional services company. As a result of the Merger, Group 4 Falck acquired TWC and has become the indirect beneficial owner of 12 million shares of the Company. The Company’s common stock continues to trade on the New York Stock Exchange.

2.     Summary of Significant Accounting Policies

Fiscal Year

      The Company’s fiscal year ends on the Sunday closest to the calendar year end. Fiscal 2002, 2001 and 2000 each included 52 weeks.

Basis of Financial Statement Presentation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in 20 percent to 50 percent owned affiliates are accounted for under the equity method. All significant intercompany transactions and balances between the Company and its subsidiaries have been eliminated in consolidation. Certain reclassifications of the prior year’s financial statements have been made to conform to the current year’s presentation.

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include allowance for doubtful accounts, construction cost estimates, employee deferred compensation accruals, reserves for insurance and legal, the reserve related to the Jena Facility and certain reserves required under its operating contracts. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates.

Fair Value of Financial Instruments

      The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short maturity of these items. The carrying value of the Company’s long-term debt and non-recourse debt approximates fair value based on the variable interest rates on the debt.

Cash and Cash Equivalents

      The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories

      Food and supplies inventories are carried at the lower of cost or market, on a first-in first-out basis and are included in “other current assets” in the accompanying consolidated balance sheets. Uniform inventories are carried at amortized cost and are amortized over a period of eighteen months. The current portion of unamortized uniforms is included in “other current assets.” The long-term portion is included in “other assets” in the accompanying consolidated balance sheets.

Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. Interest is capitalized in connection with the construction of correctional and detention facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. No interest cost was capitalized in 2002 or 2001.

Impairment of Long-lived Assets

      The Company reviews for impairment of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Management has reviewed the Company’s long-lived assets and determined that there are no events requiring impairment loss recognition. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets.

Goodwill and Other Intangible Assets

      Effective December 31, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As a result of adopting SFAS No. 142, the Company’s goodwill is no longer amortized, but are subject to an annual impairment test. In accordance with SFAS No. 142, the Company ceased amortizing goodwill as of the beginning of 2002. The Company’s goodwill at December 29, 2002 was associated with its Australian subsidiary in the amount of $0.4 million and in its UK affiliate in the amount of $1.1 million. SFAS 142 requires that transitional impairment tests be performed at its adoption, and provides that resulting impairment losses for goodwill and other intangible assets with indefinite useful lives be reported as the effect of a change in accounting principle. There was no impairment of goodwill or other intangible assets as a result of adopting SFAS No. 142 or the annual impairment test completed during the fourth quarter of 2002. Excluding goodwill, the Company has no intangible assets deemed to have indefinite lives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides a reconciliation of reported net income for the year ended December 30, 2001 and December 31, 2000 to net income adjusted as if SFAS No. 142 had been applied as of the beginning of 2000:

	Year Ended	Year Ended
	December 30, 2001	December 31, 2000

	(In thousands, except per share amounts)
Net income as reported	$19,379	$16,994
Goodwill amortization, net of taxes	569	151
Equity method goodwill amortization, net of taxes	746	690

Adjusted net income	$20,694	$17,835

BASIC EARNINGS PER SHARE:
Net income as reported	$0.92	$0.81
Goodwill amortization, net of taxes	0.03	0.01
Equity method goodwill amortization, net of taxes	0.04	0.03

Adjusted net income	$0.98	$0.84

DILUTED EARNINGS PER SHARE:
Net income as reported	$0.91	$0.80
Goodwill amortization, net of taxes	0.03	0.01
Equity method goodwill amortization, net of taxes	0.04	0.03

Adjusted net income	$0.97	$0.84

      Goodwill represents the cost of acquired enterprises in excess of the fair value of the net tangible and identifiable intangible assets acquired. Prior to the adoption of SFAS 142 the Company amortized goodwill on a straight-line basis over periods of 5 to 10 years. Accumulated amortization totaled approximately $2.6 million and $1.8 million at December 30, 2001 and December 31, 2000, respectively. Amortization expense was $0.9 million in 2001 and includes the write-off of approximately $0.6 million of goodwill associated with the Company’s mental health services. Amortization expense was $0.3 million in 2000.

Deferred Revenue

      Deferred revenue primarily represents the unamortized net gain on the development of properties and on the sale and leaseback of properties by the Company to Correctional Properties Trust (“CPV”) a Maryland real estate investment trust. The Company leases these properties back from CPV under operating leases. Deferred revenue is being amortized over the lives of the leases and is recognized in income as a reduction of rental expenses.

Revenue Recognition

      In accordance with SEC Staff Accounting Bulletin No. 101 and related interpretations, facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses traditionally have been within management’s expectations.

      Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because management considers costs incurred to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which the Company determines that such losses and changes are probable. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined.

Operating Expenses

      Operating expenses consist primarily of compensation and other personnel related costs, facility lease and operational costs, inmate related expenses, and medical expenses and are recognized as incurred.

Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Valuation allowances are recorded related to deferred tax assets if their realization does not meet the “not more likely than not” criteria.

Earnings Per Share

      Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. In the computation of diluted earnings per share, the weighted-average number of common shares outstanding is adjusted for the dilutive effect of shares issuable upon exercise of stock options calculated using the treasury stock method.

Direct Finance Leases

      The Company accounts for the portion of its contracts with certain governmental agencies that represent capitalized lease payments on buildings and equipment as investments in direct finance leases. Accordingly, the minimum lease payments to be received over the term of the leases less unearned income are capitalized as the Company’s investments in the leases. Unearned income is recognized as income over the term of the leases using the interest method.

Reserves for Insurance Losses

      Casualty insurance related to workers’ compensation, general liability and automobile insurance coverage is provided through an independent insurer. Prior to October 2, 2002, the first $1 million of coverage was reinsured by an insurance subsidiary of TWC. The Company recognized and paid insurance premiums expense related to this program with TWC of $17.8 million, $22.0 million and $13.6 million, respectively, for each of the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000. Effective October 2, 2002, the Company established a new insurance program with a $1 million deductible per occurrence with an independent insurer. The insurance program consists of primary and excess insurance coverage. The primary general liability coverage has a $5 million limit per occurrence with a $20 million general aggregate limit and a $1 million deductible. The primary automobile coverage has a $5 million limit per occurrence with a $1 million deductible and the primary worker’s compensation limits are based on state statutes and contain a $1 million deductible. The excess coverage has a $50 million limit per

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

occurrence and in the aggregate. The Company believes such limits are adequate to insure against the various liability risks of its business.

      Because the new policy is a high deductible policy, losses are recorded as reported and provision is made to cover losses incurred but not reported. Loss reserves are undiscounted and are computed based on actuarial estimates. Prior to the establishment of the new high deductible policy, the Company had not recognized any expense related to self-insurance. The Company recognized approximately $3.0 million of self-insurance expense for estimated losses related to the high deductible policy during the fourth quarter of fiscal 2002 as a result of establishing the high deductible policy on October 2, 2002.

      The Company is self-insured for employment claims and medical malpractice. There can be no assurance that the Company will be able to obtain or maintain insurance levels as required by its contracts. The Company recognized approximately $1.4 million, $0.3 million and $0.4 million, respectively, of self-insurance expense related to employment claims and medical malpractice claims for each of the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000.

Debt Issuance Costs

      Debt issuance costs totaling $2.8 million at December 29, 2002, are included in other non current assets in the consolidated balance sheets and are amortized into interest expense on a straight-line basis, which is not materially different than the interest method, over the term of the related debt.

Comprehensive Income

      SFAS No. 130, “Reporting Comprehensive Income” requires companies to report all changes in equity in a financial statement for the period in which they are recognized, except those resulting from investment by owners and distributions to owners. The Company has disclosed Comprehensive Income, which encompasses net income, foreign currency translation adjustments, unrealized loss on derivative instruments and the minimum pension liability adjustment in the Consolidated Statements of Shareholders’ Equity and Comprehensive Income.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable, direct finance lease receivable, long-term debt and financial instruments used in hedging activities. The Company’s cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. As of December 29, 2002, and December 30, 2001, management believes the Company had no significant concentrations of credit risk except as disclosed in Note 9.

Foreign Currency Translation

      The Company’s foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and goodwill, certain other assets, and shareholders’ equity are translated at historical rates. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders’ equity as a component of accumulated other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Swaps

      In accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related interpretations and amendments, the Company records derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

      The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate liabilities. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

      The Company’s 50% owned equity affiliate operating in the United Kingdom has entered into interest rate swaps to fix the interest rate on its variable rate credit facility to rates ranging from 6.2% to 8.7%. Management of the Company has determined the swaps to be effective cash flow hedges. Accordingly, the Company records its share of the affiliate’s change in other comprehensive income as a result of applying SFAS No. 133. The adoption of SFAS No. 133 on January 1, 2001 resulted in a $12.1 million reduction of shareholders’ equity. The fair value of the swaps was a liability to the Company of approximately $11.9 million, net of taxes of approximately $6.7 million, and is reflected as a reduction in Investments in and Advances to Affiliates in the accompanying consolidated balance sheet at December 29, 2002.

      In connection with the financing and management of one Australian facility, the Company’s wholly-owned Australian subsidiary financed the facility’s development with long-term debt obligations, which are non-recourse to the Company. In connection with the non-recourse debt, the subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non-recourse debt. Management of the Company has determined the swap to be an effective cash flow hedge. Accordingly, the Company has recorded the value of the interest rate swap in other comprehensive income, net of applicable income taxes. The total value of the swap liability as of December 29, 2002 was approximately $6 million and is recorded as a component of other liabilities in the accompanying consolidated financial statements.

Accounting for Stock-Based Compensation

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” defines a fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are not required to adopt the fair value method of accounting for employee stock-based transactions. Companies are permitted to account for such transactions under Accounting Principles Board Opinion No. 25 (“APB Opinion No. 25), “Accounting for Stock Issued to Employees,” but are required to disclose in a note to the financial statements pro forma net income and per share amounts as if the Company had applied the methods prescribed by SFAS No. 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options granted to employees and non-employee directors and has complied with the disclosure requirements of SFAS No. 123. Except for non-employee directors, the Company has not granted any options to non-employees. See Note 13 for more information regarding the Company’s stock option plans.

Recent Accounting Pronouncements

      In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS No. 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its discounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. The adoption of SFAS No. 144 did not have an impact on the Company’s financial position, results of operations or cash flows.

      In October 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Management expects that the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position, results of operations or cash flows in the year of adoption.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145, among other things, requires gains and losses on extinguishment of debt to be classified as part of continuing operations rather than treated as extraordinary, as previously required in accordance with SFAS No. 4. SFAS No. 145 also modifies accounting for subleases where the original lessee remains the secondary obligor and requires certain modifications to capital leases to be treated as a sale-leaseback transaction. The Company plans to adopt SFAS No. 145 at the beginning of fiscal 2003 and expects no material impact on its financial position, results of operations or cash flows.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies the guidance previously provided under Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Among other things, SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when there is commitment to a restructuring plan as set forth under the nullified guidance. The Company has early adopted SFAS No. 146 and there was no material impact on its financial position, results of operations or cash flows as a result of adoption.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 34” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor’s previous accounting for guarantees issued prior to the date of FIN 45’s initial application shall not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company implemented the disclosure requirements of FIN 45 as of December 29, 2002 and there was no material impact on its financial position, results of operations or cash flows as a result of this implementation.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123.” SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Currently, the Company accounts for stock option plans under APB Opinion No. 25, under which no compensation has been recognized. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company does not intend to change its policy with regard to stock based compensation and expects no impact on the Company’s financial position, results of operations or cash flows upon adoption.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” which addresses consolidation by a business of variable interest entities in which it is the primary beneficiary. FIN No. 46 is effective immediately for certain disclosure requirements and variable interest entities created after January 1, 2003, and in the first fiscal year or interim period beginning after June 15, 2003 for all other variable interest entities. The Company is currently in the process of determining the effects, if any, on its financial position, results of operations and cash flows that will result from the adoption of FIN No. 46.

3.     Property and Equipment

      Property and equipment consist of the following at fiscal year end:

	Useful
	Life	2002	2001

	(Years)	(In thousands)
Land	—	$3,258	$2,115
Buildings and improvements	2 to 40	203,639	52,913
Equipment	3 to 7	21,607	15,502
Furniture and fixtures	3 to 7	4,584	2,601

		$233,088	$73,131
Less-accumulated depreciation and amortization		(26,622)	(19,373)

		$206,466	$53,758

      Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. No interest was capitalized in 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In December 2002, the Company acquired four correctional properties that were formerly included in the Company’s operating lease facility for an aggregate purchase price of approximately $155 million.

4.     Long-Term Debt

      Prior to December 12, 2002, the Company was a party to a $30 million multi-currency revolving credit facility, which included $5.0 million for the issuance of letters of credit and a $154.3 million operating lease facility established to acquire and develop new correctional institutions used in its business. No amounts were outstanding under the revolving credit facility and $154.3 million was outstanding under the operating lease facility. The term of the operating lease facility was set to expire December 18, 2002 upon which the Company had the ability to purchase the properties in the facility for their original acquisition cost.

      On December 12, 2002, the Company entered into a new $175 million Senior Secured Credit Facility (the “Senior Credit Facility”) consisting of a $50 million, 5-year revolving loan (the “Revolving Credit Facility”) and a $125 million, 6-year term loan (the “Term Loan Facility”). Borrowings under the Term Loan Facility and corporate cash were used to purchase four correctional facilities in operation under the Company’s $154.3 million operating lease facility. The purchase price totaled approximately $155 million, which included related fees and expenses. Simultaneous with the closing of the Senior Credit Facility, the Company terminated its $154.3 million operating lease facility and $30 million multi-currency revolving credit facility, both of which would have expired on December 18, 2002.

      The Revolving Credit Facility contains as $30 million limit for the issuance of standby letters of credit. At December 29, 2002, $125 million was outstanding under the Term Loan Facility, there were no borrowings under the Revolving Credit Facility, and there were $7.2 million of outstanding letters of credit. At December 29, 2002, $42.8 million of the Revolving Credit Facility was available to the Company for working capital, acquisitions, general corporate purposes, and for restricted payments as defined in the Senior Credit Facility.

      The Senior Credit Facility permits the Company to make certain restricted payments such as the repurchase of Company common stock. At December 29, 2002, the Company had $15 million available for restricted payments. The amount of permitted restricted payments may increase upon the Company’s generation of excess cash flow and under certain permitted asset sales.

      Indebtedness under the Revolving Credit Facility bears interest at the Company’s option at the base rate (defined as the higher of the prime rate or federal funds plus 0.5%) plus a spread of 125 to 200 basis points or LIBOR plus 250 to 325 basis points, depending on the leverage ratio. Indebtedness under the Term Loan Facility bears interest at LIBOR + 400 basis points, with a minimum LIBOR rate of 2.0% during the first 18-months. As LIBOR was below 2.0% at December 29, 2002, the effective rate on the Company’s term loan borrowings was 6.0%.

      Obligations under the Senior Credit Facility are guaranteed by the Company’s material domestic subsidiaries and are secured by substantially all of the Company’s tangible and intangible assets.

      The Senior Credit Facility includes covenants that require the Company, among other things, to maintain a maximum leverage ratio, a minimum fixed charge coverage ratio, a minimum net worth, and to limit that amount of annual capital expenditures. The facility also limits certain payments and distributions to the Company as well as the Company’s ability to enter into certain types of transactions. The Company was in compliance with the covenants of the Senior Credit Facility as of December 29, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Senior Credit Facility has been rated Ba3/BB by Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Ratings Group, a division of the McGraw-Hill Companies (“S&P”), respectively. In addition, the Company obtained issuer ratings of B1/BB- from Moody’s and S&P, respectively.

      The debt amortization schedule requires annual repayments of $1.25 million for fiscal years 2003 through 2007 and $118.25 million thereafter.

      At December 29, 2002 the Company also had outstanding fourteen letters of guarantee totaling approximately $13 million under separate international facilities.

      The Company’s wholly-owned Australian subsidiary financed the facility’s development with long-term debt obligations, which are non-recourse to the Company. The term of the non-recourse debt is through 2017 and it bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of the subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria. In connection with the non-recourse debt, the subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non-recourse debt to 9.7%. See Note 2. The debt amortization schedule requires annual repayments of $0.5 million in 2003, $1.1 million in 2004, $1.2 million in 2005, $1.3 million in 2006, $1.5 million in 2007 and $25.8 million thereafter.

5.     Investment in Direct Finance Leases

      The Company’s investment in direct finance leases relates to the financing and management of one Australian facility. The Company’s wholly-owned Australian subsidiary financed the facility’s development with long-term debt obligations, which are non-recourse to the Company. The Company has consolidated the subsidiary’s direct finance lease receivable from the state government and related non-recourse debt each totaling approximately $31 million as of December 29, 2002. The Company has reclassified the amounts reflected in the December 30, 2001 balance sheet to reflect the asset and related non-recourse debt of approximately $26 million to conform to current year presentation.

      The future minimum rentals to be received are as follows:

Annual
Fiscal Year	Repayment

(In thousands)
2003	$520
2004	1,058
2005	1,197
2006	1,333
2007	1,492
Thereafter	25,786

31,386
Current portion of direct finance lease receivable	(520)

Non current portion of direct finance lease receivable	$30,866

6.     Transactions with Correctional Properties Trust (“CPV”)

      On April 28, 1998, CPV acquired eight correctional and detention facilities operated by the Company. The Company and CPV previously had three common members on their respective boards of directors. Effective September 9, 2002, the Companies no longer had common members

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

serving on their respective boards of directors. CPV also was granted the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by the Company. During fiscal 1998 and 1999, CPV acquired two additional facilities for $94.1 million. In fiscal 2000, CPV purchased an eleventh facility that the Company had the right to acquire for $15.3 million. The Company recognized no net proceeds from the sale. There were no purchase and sale transactions between the Company and CPV in 2001 or 2002.

      Simultaneous with the purchases, the Company entered into ten-year operating leases of these facilities from CPV. As the lease agreements are subject to contractual lease increases, the Company records operating lease expense for these leases on a straight-line basis over the term of the leases.

      The deferred unamortized net gain related to sales of the facilities to CPV at December 29, 2002, which is included in “Deferred Revenue” in the accompanying consolidated balance sheets, is $9.9 million with $2.6 million short-term and $7.3 million long-term. The gain is being amortized over the ten-year lease terms. The Company recorded net rental expense related to the CPV leases of $19.6 million, $19.1 million and 19.7 million in 2002, 2001 and 2000, respectively, excluding the Jena rental expense (See Note 7).

      The future minimum lease commitments under the leases for these eleven facilities are as follows:

Annual
Fiscal Year	Rental

(In thousands)
2003	$23,451
2004	23,527
2005	23,606
2006	23,688
2007	23,773
Thereafter	18,287

$136,332

7.     Commitments and Contingencies

Facilities

      The Company has been notified by the Texas Youth Commission of a declining need for beds in the Coke County Texas Facility. The Company has an operating and management contract that is due to expire March 31, 2003 upon the termination of the contract by the Texas Youth Commission. An unrelated third party owns the facility. The Company believes that it has no continuing obligation with respect to the facility in the event the Company’s operating contract is terminated or expires. There can be no assurance that the contract will be extended. Termination of the contract would not have a material adverse impact on the Company’s financial results or cash flows.

      The Company leases the 300-bed Broward County Work Release Center in Broward County, Florida (the “Broward Facility”), from CPV under the terms of a non-cancelable lease, which expires on April 28, 2008. The Company operates the Broward Facility for the Broward County Board of County Commissioners and the Broward County Sheriff’s Department under the terms of a correctional services contract that was renewed effective February 17, 2003 for an additional eight-month term. The Broward County Sheriff’s Department previously advised the Company of the County’s declining need for the usage of the Broward Facility, and accordingly, the renewed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contract reduced the number of beds in the facility reserved for use by the County. Therefore, the Company initiated discussions with the Immigration and Naturalization Service (the “INS”), which has expressed an interest in utilizing some or all of the Broward Facility, depending on availability and INS need. The INS executed a correctional services management contract with the Company for 72 beds in the Broward Facility, effective from August 1, 2002 through September 30, 2003. Effective January 2003, the INS increased the scope of the contract to house up to 150 detainees. The Company’s remaining obligation under the lease with CPV is approximately $8.5 million.

      During 2000, the Company’s management contract at the 276-bed Jena Juvenile Justice Center in Jena, Louisiana (the “Facility”) was terminated. The Company has incurred operating charges of $3 million and $3.8 million during fiscal 2001 and 2000, respectively, related to the Company’s lease of the inactive Facility that represented the expected costs to be incurred under the lease until a sublease or alternative use could be initiated. In May 2002, the State of Louisiana and CPV entered into a tentative purchase and sale agreement for the Facility, subject to certain contingencies. Additionally, the Company entered into a lease termination agreement subject to the sale of the Facility that resulted in an additional operating charge of approximately $1.1 million during 2002. The State of Louisiana did not exercise its option to purchase the Facility and the agreements expired during October 2002. The Company is actively pursuing various sublease alternatives with several agencies of the federal and state government. The Company is continuing its efforts to find an alternative correctional use or sublease for the Facility and believes that it will be successful prior to early 2004. The Company has reserved for the lease payments through early 2004 and management believes the reserve balance currently established for anticipated future losses under the lease with CPV is sufficient to cover costs under the lease until a sublease is in place or an alternative future use is established. If the Company is unable to sublease or find an alternative correctional use for the Facility by that time, an additional operating charge will be required. The remaining obligation, exclusive of the reserve for losses through early 2004, on the Jena lease through the contractual term of 2009 is approximately $11 million.

      The Company, through Premier Custodial Group Limited (“PCG”), a 50 percent owned joint venture in the United Kingdom, operates the 400-bed Youthful Offender Institution at Ashfield (the “Ashfield Facility”). On May 23, 2002, the UK Prison Service assumed operational control of the Ashfield Facility based upon the Prison Service’s concern over safety and control. Control of the Ashfield Facility was restored to PCG on October 14, 2002. Under the terms of PCG’s contract, PCG is paid for operational services on the basis of “Available Prisoner Places.” Prior to assuming operational control, the Prison Service paid PCG based upon 400 Available Prisoner Places. From May 23, 2002 through October 23, 2002, the Prison Service paid PCG only for the number of beds actually occupied, which averaged approximately 200 during this period. As a result, PCG’s revenues for the Ashfield Facility were reduced by approximately half during this period. In addition, PCG incurred costs in additional resources and staff brought in to address the operational issues at Ashfield. PCG provided the Prison Service with a comprehensive plan for addressing all operational issues at the Ashfield Facility, which was approved by the Authority and implemented by PCG. Effective October 23, 2002, the Prison Service restored payment to PCG for 400 Available Prisoner Places in accordance with the payment provisions set forth in the operating agreement. Subsequently, on January 8, 2003, the Prison Services notified PCG that due to operational issues it was again reducing payment to only pay for the number of beds actually occupied effective December 2, 2002 resulting in a reduction of facility revenues by approximately one-half. PCG has submitted a comprehensive plan for addressing these latest operational issues. On January 30, 2003, PCG notified the Prison Service that it considered all operational issues identified in the Prison Service Rectification Notice to be corrected and expected full payment to be restored effective from January 30, 2003. The Prison Service began an audit of the facility’s operations in February 2003 and is currently considering the outcome of that audit. PCG expects full revenues to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be restored effective January 30, 2003, but there can be no assurance that this will occur until the Prison Service makes its determination.

      In Australia, the Department of Immigration, Multicultural and Indigenous Affairs (“DIMIA”) announced its intention to enter into contract negotiations with a competitor of the Company’s Australian subsidiary for the management and operation of Australia’s immigration centers. DIMIA has further stated that if it is unable to reach agreement with the announced preferred bidder, it will enter into negotiations with the Company’s Australian subsidiary. The Company is continuing to operate the centers under its current contract, which is due to expire on or before June 23, 2003 but may be extended by the government if negotiations are not completed with the successful tenderer. If negotiations are not successful, WCC’s Australian subsidiary is the only other qualified tenderer for consideration. In 2002, the contract with DIMIA represented approximately 10% of the Company’s revenue (exclusive revenue of 50-50 joint ventures). In both 2001 and 2000, DIMIA represented approximately 11% of the Company’s revenue. The Company does not have any lease obligations related to its contract with DIMIA.

TWC Merger with Group 4 Falck

      On May 8, 2002, TWC consummated a merger (the “Merger”) with a wholly owned subsidiary of Group 4 Falck A/S (“Group 4 Falck”), a Danish multinational security and correctional services company. As a result of the Merger, Group 4 Falck has become the indirect beneficial owner of 12 million shares in the Company. The Company’s common stock continues to trade on the New York Stock Exchange.

      Subsequent to the Merger, Group 4 Falck indicated that it intends to divest its interest in the Company. As a result, the Independent Committee of the Board of Directors has hired legal and financial advisors to advise the Company with respect to Group 4 Falck’s stated intentions.

      In the United Kingdom, the Merger has been reviewed by the Office of Fair Trade and was referred to the Competition Commission for further investigation. The Company conducts most of its business in the United Kingdom through PCG, a 50/50 joint venture with Serco Investments Limited (“Serco”). PCG currently manages six correctional facilities, one immigration detention center, two court escort contracts and two electronic monitoring services contracts. Many of PCG’s contracts include a provision that makes the failure to obtain United Kingdom Home Office approval of a change in control an event of default. The Competition Commission completed its investigation and in a report published on October 22, 2002 approved the Merger without conditions. The Youth Justice Board and the Scottish Prison Service have approved the merger. We are waiting for approval from The Home Office Prison Service, The Home Office Monitoring Service and The Immigration Service.

      The Merger may affect the Company’s interests in PCG. The Company’s United Kingdom joint venture partner, Serco, has indicated that it believes the Merger provides Serco with a right to acquire the Company’s 50 percent interest in PCG in the absence of Serco’s consent to the Merger. The Company disputes the validity of this claim. Group 4 Falck has agreed that in the event the Company is ordered by a court of competent jurisdiction to sell its interest in PCG to Serco at a price below fair market value, Group 4 Falck will reimburse the Company for the amount by which the sale is below fair market value, up to a maximum of 10 percent of the fair market value of the interest. The Company has filed a declaratory judgment suit in the United Kingdom to determine its rights under the joint venture agreement with Serco. The case is scheduled to be heard in May 2003.

      The Company has taken steps to safeguard its interest in PCG, as well as PCG’s contract interests, but there can be no assurance that these steps will be sufficient to avoid a material adverse effect on the Company’s business interests in the United Kingdom.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases

      The Company leases correctional facilities, office space, computers and vehicles under non-cancelable operating leases expiring between 2003 and 2012. The future minimum commitments under these leases exclusive of lease commitments related to CPV, are as follows:

Annual
Fiscal Year	Rental

(In thousands)
2003	$6,779
2004	6,897
2005	6,911
2006	6,925
2007	3,710
Thereafter	21,061

$52,283

      Rent expense was approximately $15.7 million, $15.8 million, and $12.2 million for fiscal 2002, 2001, and 2000 respectively and included lease expense under our operating lease facility that expired in December 2002 (See Note 4).

Litigation, Claims and Assessments

      The Company is defending a wage and hour lawsuit filed in California state court by ten current and former employees. The employees are seeking certification of a class which would encompass all current and former WCC California employees. Discovery is underway and the court has yet to hear the plaintiffs’ certification motion. The Company is unable to estimate the potential loss exposure due to the current procedural posture of the lawsuit. While the plaintiffs in this case have not quantified their claim of damages and the outcome of the matters discussed above cannot be predicted with certainty, based on information known to date, management believes that the ultimate resolution of these matters, if settled unfavorably to the Company, could have a material adverse effect on the Company’s financial position, operating results and cash flows. The Company is vigorously defending its rights in this action.

      The nature of the Company’s business results in claims or litigation against the Company incidental to the Company’s business, including claims for damages arising from the conduct of its employees or others. It is reasonably possible that the outcome of such claims or litigation that are currently pending could result in losses to the Company; however, except for any potential losses incurred as a result of the wage and hour lawsuit described above, the Company believes that the impact of any losses incurred as a result of such pending claims or litigation would not have a material adverse effect on its financial condition or results of operations.

8.     Common, Preferred and Shares Repurchased and Retired

      In April 1994, the Company’s Board of Directors authorized 10,000,000 shares of “blank check” preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

      On February 18, 2000, the Company’s Board of Directors authorized the repurchase of up to 500,000 shares of its common stock, in addition to the 1,000,000 shares previously authorized for repurchase. As of December 30, 2001, the Company had repurchased all of the 1.5 million common shares authorized for repurchase at an average price of $15.52. For fiscal 2001, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repurchased 122,000 shares at an average price of $12.68. There were no share repurchases in 2002.

9.     Business Segment and Geographic Information

      The Company operates in one industry segment encompassing the development and management of privatized government institutions located in the United States, the United Kingdom, Australia, South Africa, and New Zealand.

      The Company operates and tracks its results in geographic operating segments. Information about the Company’s operations in different geographical regions is shown below. Revenues are attributed to geographical areas based on location of operations and long-lived assets consist of property, plant and equipment.

Fiscal Year	2002	2001	2000

	(In thousands)
REVENUES:
U.S. operations	$451,465	$454,053	$426,510
Australia operations	117,147	108,020	109,047

Total revenues	$568,612	$562,073	$535,557

OPERATING INCOME:
U.S. operations	$26,066	$19,559	$9,620
Australia operations	1,810	4,625	9,292

Total operating income	$27,876	$24,184	$18,912

LONG-LIVED ASSETS:
U.S. operations	$200,258	$47,639	$48,274
Australia operations	6,208	6,119	6,346

Total long-lived assets	$206,466	$53,758	$54,620

      The Company’s international operations represent its wholly owned Australian subsidiaries. Through its wholly owned subsidiary, Wackenhut Corrections Corporation Australia Pty. Limited, the Company currently manages five correctional facilities, including a facility in New Zealand and six immigration detention centers and two temporary detention centers.

      Except for the major customers noted in the following table, no single customer provided more than 10% of the Company’s consolidated revenues during fiscal 2002, 2001 and 2000:

Customer	2002	2001	2000

Various agencies of the U.S. Federal Government	19%	18%	11%
Various agencies of the State of Texas	17%	16%	15%
Various agencies of the State of Florida	14%	14%	19%
Department of Immigration, Multicultural and Indigenous Affairs (Australia)	10%	11%	11%

      Concentration of credit risk related to accounts receivable is reflective of the related revenues.

      Equity in earnings of affiliates represents the operations of the Company’s 50% owned joint ventures in the United Kingdom (Premier Custodial Group Limited) and South Africa (South African Custodial Management Pty. Limited and South African Custodial Services Pty. Limited). These entities and their subsidiaries are accounted for under the equity method. Premier Custodial Group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Limited commenced operations of an initial prison in fiscal 1994, two court escort and transport contracts in fiscal 1996, a second correctional facility in fiscal 1998, three correctional facilities and electronic monitoring contracts in fiscal 1999 and a correctional facility and an immigration facility in fiscal 2001. Total equity in the undistributed earnings for Premier Custodial Group Limited, before income taxes, for fiscal 2002, 2001, and 2000 was $10.2 million, $7.6 million and $7.5 million, respectively. South African Custodial Management Pty. Limited and South African Custodial Services Pty. Limited commenced operations on their first prison in fiscal 2002. Total equity in undistributed loss for South African Custodial Management Pty Limited and South African Custodial Services Pty. Limited was ($2.0) million, ($0.7) million and zero in 2002, 2001 and 2000 respectively.

      A summary of financial data for the Company’s equity affiliates in South Africa is as follows:

Fiscal Year	2002	2001	2000

	(In thousands)
STATEMENT OF OPERATIONS DATA
Revenues	$15,928	$—	$—
Operating income (loss)	1,016	(1,749)	—
Net loss	(2,481)	(1,441)	—
BALANCE SHEET DATA
Current assets	6,426	5,112	6,561
Noncurrent assets	47,125	31,924	14,357
Current liabilities	1,808	913	32
Noncurrent liabilities	52,170	32,746	13,969
Shareholders’ (deficit) equity	(427)	3,377	6,917

10.     Income Taxes

      The provision for income taxes in the consolidated statements of income consists of the following components:

Fiscal Year	2002	2001	2000

	(In thousands)
Federal income taxes:
Current	$8,354	$6,497	$3,718
Deferred	(603)	(972)	(1,429)

	7,751	5,525	2,289
State income taxes:
Current	2,262	1,382	1,341
Deferred	(76)	(123)	(180)

	2,186	1,259	1,161
Foreign:
Current	2,747	2,497	5,245
Deferred	(32)	425	(343)

	2,715	2,922	4,902

Total	$12,652	$9,706	$8,352

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the statutory U.S. federal tax rate (35.0%) and the effective income tax rate is as follows:

	2002	2001	2000

	(In thousands)
Provisions using statutory federal income tax rate	$10,127	$8,703	$7,300
State income taxes, net of federal tax benefit	1,421	775	692
Change in control costs	896	—	—
Other, net	208	228	360

	$12,652	$9,706	$8,352

      The components of the net current deferred income tax asset at fiscal year end are as follows:

	2002	2001

	(In thousands)
Uniforms	$(156)	$(264)
Allowance for doubtful accounts	508	1,241
Accrued vacation	1,023	870
Accrued liabilities	5,786	4,194

	$7,161	$6,041

      The components of the net non-current deferred income tax asset at fiscal year end are as follows:

Fiscal Year	2002	2001

	(In thousands)
Depreciation	$(2,454)	$(2,049)
Deferred revenue	6,464	7,517
Deferred charges	2,929	2,111
Income of foreign subsidiaries and affiliates	(6,773)	(6,826)
Other, net	(47)	(37)

	$119	$716

      The exercise of non-qualified stock options which have been granted under the Company’s stock option plans give rise to compensation which is includable in the taxable income of the applicable employees and deducted by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company’s common stock subsequent to the date of grant. In accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and related tax benefits are credited directly to additional paid-in-capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Earnings Per Share

      The table below shows the amounts used in computing earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128 and the effects on income and the weighted average number of shares of potential dilutive common stock.

Fiscal Year	2002	2001	2000

	(In thousands, except
	per share data)
Net income	$21,501	$19,379	$16,994
Basic earnings per share:
Weighted average shares outstanding	21,148	21,028	21,110

Per share amount	$1.02	$0.92	$0.81

Diluted earnings per share:
Weighted average shares outstanding	21,148	21,028	21,110
Effect of dilutive securities:
Employee and director stock options	216	233	141

Weighted average shares assuming dilution	21,364	21,261	21,251

Per share amount	$1.01	$0.91	$0.80

      For fiscal 2002, options to purchase 784,600 shares of the Company’s common stock with exercise prices ranging from $14.69 to $26.88 per share and expiration dates between 2006 and 2012 were outstanding at December 29, 2002, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

      For fiscal 2001, options to purchase 510,000 shares of the Company’s common stock with exercise prices ranging from $13.75 to $26.88 per share and expiration dates between 2005 and 2011 were outstanding at December 30, 2001, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

      For fiscal 2000, outstanding options to purchase 924,600 shares of the Company’s common stock with exercise prices ranging from $8.44 to $26.88 and expiration dates between 2005 and 2010, were also excluded from the computation of diluted EPS because their effect would be anti-dilutive.

12.     Related Party Transactions with The Wackenhut Corporation

      Related party transactions occur in the normal course of business between the Company and TWC. Such transactions include the purchase of goods and services and corporate costs for management support, office space, insurance and interest expense.

      The Company incurred the following expenses related to transactions with TWC in the following years:

Fiscal Year	2002	2001	2000

	(In thousands)
General and administrative expenses	$2,591	$2,831	$3,468
Casualty insurance premiums	17,973	21,952	13,588
Rent	514	286	315
Net interest expense	32	49	65

	$21,110	$25,118	$17,436

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      General and administrative expenses represent charges for management and support services. TWC provided various general and administrative services to the Company under a Services Agreement, through which TWC provided payroll services, human resources support, tax services and information technology support services through December 31, 2002. Beginning January 1, 2003, the only services provided will be for information technology support through year-end 2004. The Company has negotiated annual rates with TWC based upon the level of service to be provided under the Services Agreement. The Company believes that such rates are on terms no less favorable than the Company could obtain from unaffiliated third parties.

      The Company also leases office space from TWC for its corporate headquarters under a non-cancelable operating lease that expires February 11, 2011. Management of the Company has decided to relocate its corporate headquarters to Boca Raton, Florida and has entered into a ten-year lease for new office space. The Company expects to complete the move by April 2003. Management is in the process of marketing the space the Company currently leases from TWC and believes that a sublease will be entered into under terms and conditions similar to those contained in the Company’s lease with TWC. The remaining obligation on the lease is approximately $5.3 million. There can be no assurance that the Company will be successful in its efforts to sublease the current office space.

13.     Stock Options

      The Company has four stock option plans: the Wackenhut Corrections Corporation 1994 Stock Option Plan (First Plan), the Wackenhut Corrections Corporation Stock Option Plan (Second Plan), the 1995 Non-Employee Director Stock Option Plan (Third Plan) and the Wackenhut Corrections Corporation 1999 Stock Option Plan (Fourth Plan). All outstanding options vested immediately upon the Merger.

      Under the First Plan, the Company may grant up to 897,600 shares of common stock to key employees and consultants. All options granted under this plan are exercisable at the fair market value of the common stock at the date of the grant, vest 100% immediately and expire no later than ten years after the date of the grant.

      Under the Second Plan and Fourth Plan, the Company may grant options to key employees for up to 1,500,000 and 550,000 shares of common stock, respectively. Under the terms of these plans, the exercise price per share and vesting period is determined at the sole discretion of the Board of Directors. All options that have been granted under these plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the options vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. However, the Board of Directors has exercised its discretion and has granted options that vest 100% immediately. All options under the Second Plan and Fourth Plan expire no later than ten years after the date of the grant.

      Under the Third Plan, the Company may grant up to 60,000 shares of common stock to non-employee directors of the Company. Under the terms of this plan, options are granted at the fair market value of the common stock at the date of the grant, become exercisable immediately, and expire ten years after the date of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of the Company’s four stock option plans is presented below.

	2002		2001		2000

		Wtd. Avg.		Wtd. Avg.		Wtd. Avg.
		Exercise		Exercise		Exercise
Fiscal Year	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,417,102	$12.40	1,315,202	$12.70	1,132,634	$14.21
Granted	330,000	15.41	248,500	9.40	301,000	8.45
Exercised	268,396	4.72	86,200	4.60	4,032	2.97
Forfeited/Cancelled	68,400	18.67	60,400	17.75	114,400	16.79

Options outstanding at end of year	1,410,306	14.26	1,417,102	12.40	1,315,202	12.70

Options exercisable at year end	1,410,306	$14.26	1,079,202	$12.61	960,102	$11.94

      The following table summarizes information about the stock options outstanding at December 29, 2002:

Options Outstanding				Options Exercisable

		Wtd. Avg.	Wtd. Avg.		Wtd. Avg.
	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$ 3.75 — $ 3.75	81,406	1.4	$3.75	81,406	$3.75
$ 7.88 — $ 9.30	467,300	7.6	8.85	467,300	8.85
$11.88 — $13.75	77,000	3.5	11.94	77,000	11.94
$14.69 — $16.88	354,000	8.9	15.38	354,000	15.38
$18.38 — $21.50	248,600	5.5	19.56	248,600	19.56
$22.63 — $25.06	169,500	4.7	24.31	169,500	24.31
$26.13 — $26.88	12,500	5.5	26.28	12,500	26.28

	1,410,306	6.6	$14.26	1,410,306	$14.26

      The Company had 148,674 options available to be granted at December 29, 2002 under the aforementioned stock plans.

      The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at date of grant in accordance with FASB Statement No. 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts as follows:

Pro Forma Disclosures	2002	2001	2000

	(In thousands, except per share data)
Pro forma net income	$20,441	$18,401	$15,872
Pro forma basic net earnings per share	$ 0.97	$ 0.88	$ 0.75
Pro forma diluted net earnings per share	$ 0.96	$ 0.87	$ 0.75
Pro forma weighted average fair value of options granted	$ 5.25	$ 5.15	$ 4.90
Risk free interest rates	2.37%-3.47%	4.61%-5.04%	5.77%-6.70%
Expected lives	4-8 years	4-8 years	4-8 years
Expected volatility	49%	52%	54%

14.     Retirement and Deferred Compensation Plans

      The Company has two noncontributory defined benefit pension plans covering certain of its executives. Retirement benefits are based on years of service, employees’ average compensation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchases and is the beneficiary of life insurance policies for certain participants enrolled in the plans.

      The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 6.5% and 5.5%, respectively. Prior to 2001, the Company used a discount rate of 7.5%.

      The total pension expense for 2002, 2001, and 2000 was $0.4 million, $0.2 million, and $0.4 million, respectively. The accumulated benefit obligation at year-end 2002 and 2001 was $0.5 million and $0.2 million, respectively and is included in “Other liabilities” in the accompanying consolidated balance sheets.

      In 2001, the Company established non-qualified deferred compensation agreements with three key executives providing for fixed annual benefits ranging from $150,000 to $250,000 payable upon retirement at age 60 for a period of 25 years. In March 2002, the Company and the executives agreed to amend the retirement agreements to provide for a lump sum payment at an accelerated retirement age of 55 and to enter into employment agreements upon a change in control.

      The Merger between TWC and Group 4 Falck triggered change in control provisions in the three key executives’ employment and retirement agreements. The employment agreements entitle the executives, if they remain employed by the Company for at least two years following the Merger, to twenty-four consecutive monthly payments equal, in total, to three times each executive’s 2002 salary plus bonus. In addition, the change in control accelerated the executive’s eligibility for retirement from age 60 to 55 and provided for a one-time payment at age 55 to the executive based on the net present value of the benefit, as defined by the executive retirement agreement.

      The cost of these revised agreements is being charged to expense and accrued using a present value method over the expected remaining terms of employment. The charge to expense for the amended agreements for 2002 was $3.1 million. Currently, the plan is not funded. Subsequent to year-end, the Company and the executives amended the agreements to defer the retirement payment until the respective executives actually retire, no sooner than age 55. The Company paid approximately $1.8 million related to the change in control provisions per the employment agreements in 2002 and expects to pay out an additional approximately $3.1 million and $1.3 million under the agreements in 2003 and 2004, respectively.

      The accumulated benefit obligation of $7.1 million and $4.1 million at year-end 2002 and 2001 is included in “Other liabilities” in the accompanying consolidated balance sheet. The unamortized prior service cost of $1 million is included in “Other noncurrent assets” in the accompanying consolidated financial statements and is being amortized over the estimated remaining service periods ranging from 3 to 13 years.

      The Company has established a deferred compensation agreement for non-employee directors, which allows eligible directors to defer their compensation in either the form of cash or stock. Participants may elect lump sum or monthly payments to be made at least one year after the deferral is made or at the time the participant ceases to be a director. The Company recognized total compensation expense under this plan of zero, $0.1 million and $0.2 million for 2002, 2001, and 2000, respectively. Payouts under the plan were approximately $0.1 million in 2002. The liability for the deferred compensation was $0.4 million and $0.5 million at year-end 2002 and 2001, respectively, and is included in “Accrued expenses” in the accompanying consolidated balance sheets.

      The Company also has a non-qualified deferred compensation plan for employees who are ineligible to participate in the Company’s qualified 401(k) plan. Eligible employees may defer a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fixed percentage of their salary, which earns interest at a rate equal to the prime rate less 0.75%. The Company matches employee contributions up to $400 each year based on the employee’s years of service. Payments will be made at retirement age of 65 or at termination of employment. The expense recognized by the Company in 2002, 2001, and 2000 was $0.2 million, $0.3 million and $0.4 million, respectively. The liability for this plan at year-end 2002 and 2001 was $1.3 million and $1.1 million, respectively, and is included in “Accrued expenses” in the accompanying consolidated balance sheets.

15.     Selected Quarterly Financial Data (Unaudited)

      Selected quarterly financial data for the Company and its subsidiaries for the fiscal years ended December 29, 2002 and December 30, 2001, is as follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)
2002
Revenues	$140,182	$141,192	$141,706	$145,532
Operating income	$5,918	$7,483	$7,613	$6,862
Net income	$5,183	$5,405	$5,358	$5,555
Basic earnings per share	$0.25	$0.26	$0.25	$0.26
Diluted earnings per share	$0.24	$0.25	$0.25	$0.26
2001
Revenues	$135,003	$141,715	$142,207	$143,148
Operating income	$2,543	$6,417	$9,046	$6,178
Net income	$2,632	$5,323	$5,843	$5,581
Basic earnings per share	$0.13	$0.25	$0.28	$0.27
Diluted earnings per share	$0.12	$0.25	$0.27	$0.26

WACKENHUT CORRECTIONS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
June 29, 2003 and December 29, 2002
(In thousands except share data)
(Unaudited)

	June 29,	December 29,
	2003	2002

Assets
Current assets:
Cash and cash equivalents	$58,955	$35,240
Accounts receivable, less allowance for doubtful accounts of $1,251 and $1,644, respectively	88,095	84,737
Deferred income tax asset	8,426	7,161
Other	7,598	12,445

Total current assets	163,074	139,583

Property and equipment, net	205,119	206,466
Investments in and advances to affiliates	21,349	19,776
Deferred income tax asset	1,058	119
Direct finance lease receivable	39,164	30,866
Other non current assets	4,515	5,848

	$434,279	$402,658

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$15,296	$10,138
Accrued payroll and related taxes	16,074	17,489
Accrued expenses	44,649	43,046
Current portion of deferred revenue	1,811	2,551
Current portion of long-term debt and non-recourse debt	1,770	1,770

Total current liabilities	79,600	74,994

Deferred revenue	7,136	7,348
Other	15,648	13,058
Long-term debt	123,438	123,750
Non-recourse debt	39,164	30,866
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized	—	—
Common stock, $.01 par value, 30,000,000 shares authorized, 21,286,952 and 21,245,620 shares issued and outstanding	213	212
Additional paid-in capital	63,815	63,500
Retained earnings	122,808	111,337
Accumulated other comprehensive loss	(17,543)	(22,407)

Total shareholders’ equity	169,293	152,642

	$434,279	$402,658

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the Thirteen and Twenty-six Weeks Ended
June 29, 2003 and June 30, 2002
(In thousands except per share data)
(Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002

Revenues	$153,207	$141,192	$298,461	$281,374
Operating expenses (including amounts related to The Wackenhut Corporation (“TWC”) of $–, $6,058, $– and $11,985, respectively)	129,540	122,984	252,840	246,648
Depreciation and amortization	3,606	2,439	6,919	4,924
G&A expense (including amounts related to TWC of $551, $806, $1,206 and $1,620, respectively)	10,115	8,286	19,050	16,401

Operating income	9,946	7,483	19,652	13,401
Interest income	1,415	1,067	2,544	2,116
Interest expense	(3,088)	(776)	(6,091)	(1,674)

Income before income taxes and equity in earnings of affiliates	8,273	7,774	16,105	13,843
Provision for income taxes	3,412	4,003	6,692	6,475

Income before equity in earnings of affiliates	4,861	3,771	9,413	7,368
Equity in earnings of affiliates, net of income tax provision of $1,042, $916, $1,491 and $1,911, respectively	1,438	1,634	2,058	3,220

Net income	$6,299	$5,405	$11,471	$10,588

Basic earnings per share	$0.30	$0.26	$0.54	$0.50
Basic weighted average shares outstanding	21,274	21,128	21,260	21,052

Diluted earnings per share	$0.29	$0.25	$0.54	$0.50
Diluted weighted average shares outstanding	21,412	21,353	21,368	21,314

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Twenty-six Weeks Ended June 29, 2003 and June 30, 2002
(In thousands)
(Unaudited)

	Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002

Cash flows from operating activities:
Net income	$11,471	$10,588
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	6,919	4,924
Deferred tax (benefit) provision	(2,203)	76
Provision for doubtful accounts	140	1,107
Equity in earnings of affiliates, net of tax	(2,058)	(3,220)
Tax benefit related to employee stock options	113	1,060
Changes in assets and liabilities —
(Increase) decrease in assets:
Accounts receivable	(828)	(11,809)
Other current assets	5,481	(4,224)
Other assets	(1,065)	2,784
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	4,587	(6,155)
Accrued payroll and related taxes	(1,961)	3,786
Deferred revenue	(952)	(1,378)
Other liabilities	2,590	5,089

Net cash provided by operating activities	22,234	2,628

Cash flows from investing activities:
Investments in and advances to affiliates	203	(54)
Repayments of investments in and advances to affiliates	—	1,617
Capital expenditures	(4,222)	(3,339)

Net cash used in investing activities	(4,019)	(1,776)

Cash flows from financing activities:
Proceeds from non-recourse debt	2,324	—
Payments of long-term debt and non-recourse debt	(312)	(290)
Proceeds from exercise of stock options	203	1,187

Net cash provided by financing activities	2,215	897

Effect of exchange rate changes on cash	3,285	1,954

Net increase in cash	23,715	3,703
Cash, beginning of period	35,240	46,099
Cash, end of period	$58,955	$49,802

Supplemental disclosures:
Cash paid for income taxes	$8,153	$3,878

Cash paid for interest	$4,364	$113

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.     Significant Accounting Policies

      The accounting policies followed for quarterly financial reporting are the same as those disclosed in the Notes to Consolidated Financial Statements included in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 20, 2003 for the fiscal year ended December 29, 2002. Certain prior period amounts have been reclassified to conform with current period financial statement presentation.

Recent Accounting Pronouncements

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on the Company’s financial statements. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Act. See “Forward-Looking Statements” on page 16.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity”. SFAS No. 150 provides that certain financial instruments with characteristics of both liability and equity to be classified as a liability. The statement is effective July 1, 2003 for existing financial instruments and May 31, 2003 for new or modified financial instruments. The Company does not have financial instruments that qualify under this statement.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (the “Interpretation”). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity.

      During 2000, the Company formed two joint ventures in South Africa to design, construct, manage and finance a prison in South Africa. South African Custodial Services Pty. Limited (“SACS”) was established to design, finance and build the prison and South African Custodial Management Pty Limited (“SACM”) was established to operate the prison. SACS was financed with approximately $8 million in initial equity contributions from the joint venture partners and $58.3 million in debt. The creditors of SACS do not have recourse to the Company. SACS entered into a contract with SACM to operate the prison upon completion of construction.

      The Company does not control SACS or SACM, and records its proportional share (50%) of the operating results of each entity using the equity method.

      The Company is currently evaluating the effects of the issuance of the Interpretation on the accounting for its ownership interests in SACS and SACM. If the Company were required to consolidate SACM beginning December 30, 2002, total assets and liabilities reported at June 29, 2003 would have increased approximately $4.1 million and $2.0 million, respectively. Revenues and operating expenses for the twenty-six weeks ended June 29, 2003 would have increased

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

approximately $5.9 million and $4.3 million, respectively. If the Company were required to consolidate SACS beginning December 30, 2002, total assets and liabilities reported at June 29, 2003 would have increased approximately $67.3 million and $64.4 million, respectively. Revenues and operating expenses for the twenty-six weeks ended June 29, 2003 would have increased approximately $11.6 million and $8.0 million, respectively. The equity interests of the joint venture partners would have been reported as minority interest expense. There would have been no impact on the Company’s net income as reported.

2.     Accounting for Stock-Based Compensation

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123.” SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statements No. 123 and APB Opinion No. 28, “Interim Financial Reporting” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Currently, the Company accounts for stock option plans under the intrinsic value method APB Opinion No. 25. The Company does not intend to change its policy with regard to its method of accounting for stock based compensation and there was no impact on the Company’s financial position, results of operations or cash flows upon adoption of SFAS No. 148.

      No stock-based employee compensation cost is reflected in net income, as all options granted under the Company’s plans had an exercise price equal to market value of the underlying common stock on the date of grant. Had the Company applied the fair value recognition provisions of FASB Statement No. 123 to all awards, the Company’s net income and earnings per share would have been reduced to the pro forma amounts as follows:

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002

	(In thousands, except per share data)
Net income:
As reported	$6,299	$5,405	$11,471	$10,588
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	323	26	396	933
Pro forma	5,976	5,379	11,075	9,655
Basic earnings per share:
As reported	$0.30	$0.26	$0.54	$0.50
Pro forma	0.28	0.26	0.52	0.46
Diluted earnings per share:
As reported	$0.29	$0.25	$0.54	$0.50
Pro forma	0.28	0.25	0.52	0.45

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      For purposes of the pro forma calculations, the fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model, assuming no expected dividends and the following assumptions:

	Stock Options Granted During the
	Thirteen and Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002

Expected volatility factor	49%	49%
Approximate risk free interest rate	2.2%	1.7%
Expected lives (in years)	4.4	3

3.     Domestic And International Operations

      A summary of domestic and international operations is presented below (in thousands):

	Thirteen Weeks Ended		Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002

Revenues
U.S. operations	$122,323	$113,452	$235,828	$225,313
Australia operations	30,884	27,740	62,633	56,061

Total revenues	$153,207	$141,192	$298,461	$281,374

Operating Income
U.S. operations	$9,460	$7,198	$18,386	$12,919
Australia operations	486	285	1,266	482

Total operating income	$9,946	$7,483	$19,652	$13,401

	As of

	June 29, 2003	December 29, 2002

Long-lived Assets
U.S. operations	$199,052	$200,258
Australia operations	6,067	6,208

Total long-lived assets	$205,119	$206,466

      Long-lived assets consist of property, plant and equipment.

      The Company formerly had an affiliate (50% or less owned) that provided correctional detention facilities management, home monitoring and court escort services in the United Kingdom. On July 2, 2003, the Company completed the sale of its UK joint venture interest to Serco Investments Limited (“Serco”) at a price of approximately $80 million, as determined by a panel of valuation experts. The Company will recognize a gain, net of tax, during the third quarter

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

of approximately $32 million. The following table summarizes certain financial information pertaining to this unconsolidated foreign affiliate (in thousands):

	Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002

Statement of Operations Data
Revenues	$114,852	$77,284
Operating income	7,791	8,178
Net income	3,486	8,511
Balance Sheet Data
Current assets	$89,550	$91,300
Noncurrent assets	311,674	293,609
Current liabilities	55,618	42,273
Noncurrent liabilities	346,041	337,918
Stockholders’ (deficit) equity	(435)	4,718

      The Company’s former equity affiliate in the United Kingdom had entered into interest rate swaps to fix the interest rate which it received on its variable rate credit facility. Management of the Company had determined the swaps to be effective cash flow hedges. Accordingly, the Company recorded its share of the affiliates’ change in other comprehensive income. The swaps fair value approximated $12.4 million, net of tax, and $11.9 million, net of tax, at June 29, 2003 and December 29, 2002, respectively, and are reflected as a component of other comprehensive loss in the Company’s financial statements.

      In February 2002, the Company’s 50% owned foreign affiliates in South Africa opened a 3,024-bed maximum security correctional facility. The following table summarizes certain financial information pertaining to these unconsolidated foreign affiliates, on a combined basis (in thousands):

	Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002

Statement of Operations Data
Revenues	$17,445	$4,328
Operating income (loss)	5,126	(2,307)
Net income (loss)	630	(2,071)
Balance Sheet Data
Current assets	$10,955	$3,493
Noncurrent assets	55,475	41,146
Current liabilities	4,330	1,676
Noncurrent liabilities	62,107	42,381
Stockholders’ (deficit) equity	(7)	582

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

4.     Comprehensive Income

      The components of the Company’s comprehensive income, net of tax, are as follows (in thousands):

	Thirteen Weeks Ended		Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002

Net income	$6,299	$5,405	$11,471	$10,588
Change in foreign currency translation, net of income tax expense of $2,591, $1,134, $3,999 and $1,920, respectively	4,053	1,773	6,255	3,003
Minimum pension liability adjustment, net of income tax expense of $55, $–, $120, $–, respectively	86	—	187	—
Unrealized loss on derivative instruments, net of income tax benefit of $760, $2,370, $1,009, $2,062, respectively	(1,188)	(3,705)	(1,578)	(3,223)

Comprehensive income	$9,250	$3,473	$16,335	$10,368

5.     Earnings Per Share

      The following table shows the amounts used in computing earnings per share (EPS) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” and the effects on income and the weighted average number of shares of potential dilutive common stock (in thousands except per share data):

	Thirteen Weeks Ended		Twenty-six Weeks Ended

	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002

Net Income	$6,299	$5,405	$11,471	$10,588
Basic earnings per share:
Weighted average shares outstanding	21,274	21,128	21,260	21,052

Per share amount	$0.30	$0.26	$0.54	$0.50

Diluted earnings per share:
Weighted average shares outstanding	21,274	21,128	21,260	21,052
Effect of dilutive securities:
Employee and director stock options	138	225	108	262

Weighted average shares assuming dilution	21,412	21,353	21,368	21,314

Per share amount	$0.29	$0.25	$0.54	$0.50

Thirteen Weeks

      Options to purchase 996,600 shares of the Company’s common stock, with exercise prices ranging from $13.75 to $26.88 per share and expiration dates between 2005 and 2013, were outstanding at the thirteen weeks ended June 29, 2003, but were not included in the computation of diluted EPS because their effect would be anti-dilutive. At the thirteen weeks ended June 30,

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

2002, options to purchase 805,600 shares of the Company’s common stock, with exercise prices ranging from $15.40 to $26.88 and expiration dates between 2006 and 2012, were outstanding and also excluded from the computation of diluted EPS because their effect would be anti-dilutive.

Twenty-six Weeks

      Options to purchase 1,071,600 shares of the Company’s common stock, with exercise prices ranging from $11.88 to $26.88 per share and expiration dates between 2005 and 2013, were outstanding at the twenty-six weeks ended June 29, 2003, but were not included in the computation of diluted EPS because their effect would be anti-dilutive. At the twenty-six weeks ended June 30, 2002, options to purchase 805,600 shares of the Company’s common stock, with exercise prices ranging from $15.40 to $26.88 and expiration dates between 2006 and 2012, were outstanding and also excluded from the computation of diluted EPS because their effect would be anti-dilutive.

6.     Share Repurchase From Group 4 Falck A/S

      On July 9, 2003, the Company repurchased all 12 million shares of the Company’s common stock, par value $0.01 (the “Common Stock”), beneficially owned by Group 4 Falck A/S (“Group 4 Falck”), the Company’s former 57% majority shareholder, for $132 million in cash pursuant to the terms of a Share Purchase Agreement (the “Share Purchase Agreement”), dated April 30, 2003, by and among the Company, Group 4 Falck, The Wackenhut Corporation, the Company’s former parent company (“TWC”) and Tuhnekcaw, Inc., an indirect wholly-owned subsidiary of Group 4 Falck (“Tuhnekcaw”) (the “Transaction”).

      The Transaction was negotiated by a special committee comprised of independent members of the Company’s board of directors and approved by the independent directors on the Company’s board. The special committee retained independent legal and financial advisors to assist it in the evaluation of the Transaction. The special committee received a fairness opinion from its independent financial advisor stating that the consideration being paid in connection with the Transaction was fair from a financial point of view to the shareholders of the Company other than Group 4 Falck and its affiliates.

      Under the terms of the Share Purchase Agreement, Group 4 Falck, TWC and Tuhnekcaw cannot, and cannot permit any of their subsidiaries to, acquire beneficial ownership of any voting securities of the Company during a one-year standstill period following the closing of the Transaction. Immediately following the completion of the Transaction, the Company had 9,299,252 million shares of Common Stock issued and outstanding.

      Upon closing of the Transaction, an agreement dated March 7, 2002 by and among the Company, Group 4 Falck and TWC, which governed certain aspects of the parties’ relationship, was terminated and the two Group 4 Falck representatives serving on the Company’s board of directors resigned. Also terminated upon the closing of the Transaction was a March 7, 2002 agreement between the Company and Group 4 Falck wherein Group 4 Falck agreed to reimburse the Company for up to 10% of the fair market value of the Company’s interest in its UK joint venture in the event the Company was required to sell its interest in the joint venture to its partner, Serco.

      In addition, the Services Agreement (the “Services Agreement”), dated October 28, 2002, between the Company and TWC, will be terminated effective December 31, 2003, and no further payments for periods thereafter will be due from the Company to Group 4 Falck under the Services Agreement. Pursuant to the Services Agreement, Group 4 Falck was scheduled to provide the

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Company with information systems related services through December 31, 2004. The Company will handle those services internally beginning January 1, 2004.

      The sublease between TWC, as sublessor, and the Company, as sublessee, also terminated ten days after closing of the Transaction. The sublease, which covered the Company’s former corporate headquarters, was set to expire in 2011. The Company relocated its corporate headquarters to Boca Raton, Florida on April 14, 2003.

7.     Long-Term Debt

      To facilitate the completion of the Transaction in July 2003, the Company amended its senior secured credit facility and issued $150 million, aggregate principal amount, ten-year, 8 1/4% Senior Unsecured Notes (the “Notes”) in a private offering to qualified institutional buyers under Rule 144A of the Securities Act.

      The Amended Senior Secured Credit Facility (the “Amended Senior Credit Facility”) consists of a $50 million, 5-year revolving loan (the “Revolving Credit Facility”) and a $100 million, 6-year term loan (the “Term Loan Facility”).

      The Revolving Credit Facility contains a $40 million limit for the issuance of standby letters of credit. At July 9, 2003, $100 million was outstanding under the Term Loan Facility, there were no borrowings under the Revolving Credit Facility, and there was $25.4 million outstanding letters of credit.

      Indebtedness under the Revolving Credit Facility bears interest at the Company’s option at the base rate (defined as the higher of the prime rate or federal funds plus 0.5%) plus a spread of 125 to 200 basis points or LIBOR plus 250 to 325 basis points, depending on the leverage ratio. Indebtedness under the Term Loan Facility bears interest at LIBOR + 300 basis points.

      Obligations under the Amended Senior Credit Facility are guaranteed by the Company’s material domestic subsidiaries and are secured by substantially all of the Company’s tangible and intangible assets.

      The Amended Senior Credit Facility includes covenants that require the Company, among other things, to maintain a maximum leverage ratio, a minimum fixed charge ratio, a minimum net worth, and to limit the amount of its annual capital expenditures. The facility also limits certain payments and distributions to the Company as well as the Company’s ability to enter into certain types of transactions.

      The Notes are general, unsecured, senior obligations of the Company. Interest is payable semi-annually on January 15 and July 15 at 8.25%, beginning on January 15, 2004. The Notes are governed by the terms of an Indenture, dated July 9, 2003, between the Company and the Bank of New York, as trustee (the “Indenture”).

      Under the terms of the Indenture, at any time on or prior to July 15, 2006, the Company may redeem up to 35% of the Notes with the proceeds from equity offerings at 108.25% of the principal amount to be redeemed plus the payment of accrued and unpaid interest, and any applicable liquidated damages. Additionally, after July 15, 2008, the Company may redeem, at its option, all or a portion of the Notes plus accrued and unpaid interest at various redemption prices ranging from 104.125% to 100.000% of the principal amount to be redeemed, depending on when the redemption occurs.

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      The Indenture contains covenants that limit the Company’s ability to incur additional indebtedness, pay dividends or distributions on its Common Stock, repurchase its Common Stock, or prepay subordinated indebtedness. The Indenture also limits the Company’s ability to issue preferred stock, make certain investments, make certain types of investments, merge or consolidate with another company, guarantee other indebtedness, create liens and transfer and sell assets.

      The Company has filed a registration statement on Form S-4 (the “Registration Statement”) to register under the Securities Act exchange notes (the “Exchange Notes”) having substantially identical terms as the Notes. Currently, the Notes are primarily tradeable only pursuant to Rule 144A of the Securities Act. Upon the effectiveness of the Registration Statement under the Securities Act, the Company will commence an exchange offer in which holders of the Notes will be able to exchange the Notes for Exchange Notes which will generally be freely tradeable, subject to certain exceptions.

      At June 29, 2003, the Company had outstanding eleven letters of guarantee totaling approximately $6.4 million under separate international facilities.

      The Company’s wholly-owned Australian subsidiary financed the development of a facility with long-term debt obligations, which are non-recourse to the Company. The term of the non-recourse debt is through 2017 and the debt bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of the subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria. In connection with the non-recourse debt, the subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non-recourse debt at 9.7%. The swap is recorded in the Company’s condensed consolidated financial statements as an effective cash flow hedge and the Company records changes in the value of the swap as a component of other comprehensive income in the condensed consolidated financial statements, net of applicable income taxes. The total value of the swap liability as of June 29, 2003 and December 29, 2002 was $5.9 million and $5.6 million, respectively and is recorded as a component of other liabilities in the accompanying condensed consolidated financial statements.

8.     Commitments and Contingencies

Contracts

      Our contract with the California Department of Corrections for the management of the 224-bed McFarland Community Corrections Center was recently extended through December 31, 2003. Management believes that a contract extension will be entered into for any services which we may provide after December 31, 2003. However, there can be no assurance that a contract extension will be finalized. If the contract is not extended, we may not be reimbursed for any of our fees related to the operation of the McFarland facility after December 31, 2003. During the twenty-six weeks ended June 29, 2003, the contract for the McFarland facility represented less than 1% of our consolidated revenues. In addition, the McFarland facility is currently in the fifth year of a ten-year non-cancelable operating lease with Correctional Properties Trust, referred to as CPV. In the event that we are unable to extend the McFarland contract beyond December 31, 2003 or find an alternative use for the McFarland facility, we may be required to record an operating charge related to a portion of the future lease costs with CPV in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The remaining lease obligation is approximately $5.0 million through April 28, 2008.

      During 2000, the Company’s management contract at the 276-bed Jena Juvenile Justice Center in Jena, Louisiana (the “Facility”) was terminated by the mutual agreement of the parties. The Company incurred an operating charge of $1.1 million during fiscal 2002, related to the Company’s

WACKENHUT CORRECTIONS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

lease of the inactive Facility. The Company is continuing its efforts to find an alternative correctional use or sublease for the Facility and believes that it will be successful prior to early 2004. The Company has reserved for the lease payments through early 2004 and management believes the reserve balance currently established for anticipated future losses under the lease with CPV is sufficient to cover costs under the lease until a sublease is in place or an alternative future use is established. There can, however, be no assurance that the Company will be successful in its efforts to lease or find an alternative use for the facility prior to early 2004. If the Company is unable to sublease or find an alternative correctional use for the Facility by early 2004, an additional operating charge will be required in accordance with Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The remaining obligation on the Facility lease through the contractual term of 2008, exclusive of the reserve losses through early 2004, is approximately $11 million.

      In Australia, the Department of Immigration, Multicultural and Indigenous Affairs (“DIMIA”) announced its intention to enter into contract negotiations with a division of Group 4 Falck for the management and operation of Australia’s immigration centers, services which the Company has provided since 1997 through its Australian subsidiary. DIMIA has further stated that if it is unable to reach agreement with the announced preferred bidder, it may enter into negotiations with our Australian subsidiary. The Company is continuing to operate the centers under its current contract, which was to expire on or before June 23, 2003 but was extended through December 23, 2003, unless terminated earlier if DIMIA and the division of Group 4 Falck finalize an agreement before then. The contract may also be further extended by the government if negotiations are not completed with the successful tenderer. During the twenty-six weeks ended June 29, 2003, the contract with DIMIA represented approximately 10% of the Company’s revenue.

Legal

      The Company is defending a wage and hour lawsuit filed in California state court by ten current and former employees. The employees are seeking certification of a class, which would encompass all current and former California employees of the Company. Discovery is underway and the court has yet to hear the plaintiffs’ certification motion. The Company is unable to estimate the potential loss exposure due to the current procedural posture of the lawsuit. While the plaintiffs in this case have not quantified their claim of damages and the outcome of the matters discussed above cannot be predicted with certainty, based on information known to date, management believes that the ultimate resolution of these matters, if settled unfavorably to the Company, could have a material adverse effect on the Company’s financial position, operating results and cash flows. The Company is vigorously defending its rights in this action.

      The nature of the Company’s business exposes the Company to various types of claims or litigation against it, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with the Company’s facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. Except for such litigation incidental to the Company’s business, and the matter set forth above, there are no pending material legal proceedings to which the Company or any of its subsidiaries is a party or to which the Company’s or any of its subsidiaries’ property or assets are subject.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of

Wackenhut Corrections Corporation:

      The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

      Representation in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management’s responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the Company’s assets are controlled and safeguarded, that transactions are executed in accordance with management’s authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

      The consolidated financial statements have been audited by Ernst & Young LLP, independent certified public accountants, whose appointment was ratified by the Company’s shareholders. Their report expresses a professional opinion as to whether management’s consolidated financial statements considered in their entirety present fairly, in conformity with accounting principles generally accepted in the United States, the Company’s financial position and results of operations. Their audit was conducted in accordance with auditing standards generally accepted in the United States. As part of this audit, Ernst & Young LLP considered the Company’s system of internal controls to the degree they deemed necessary to determine the nature, timing, and extent of their audit tests which support their opinion on the consolidated financial statements.

      The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent certified public accountants and the Company’s internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent certified public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.

George C. Zoley
Chairman and Chief Executive Officer

Wayne H. Calabrese
Vice Chairman, President and Chief Operating Officer

John G. O’Rourke
Senior Vice President
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT AUDITORS

The Shareholders
Premier Custodial Group Limited

      We have audited the accompanying consolidated balance sheets of Premier Custodial Group Limited and subsidiaries (the “Company”) as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Premier Custodial Group Limited and subsidiaries as of December 31, 2002, 2001 and 2000 and the consolidated results of their operations and their consolidated cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and effective January 1, 2002, the Company changed its method of accounting for goodwill.

Ernst & Young LLP

London, England
June 30, 2003

PREMIER CUSTODIAL GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31

	2002	2001	2000

	(in thousands, except for share data)
Assets
Current assets:
Cash and cash equivalents	$11,642	$11,559	$14,126
Restricted cash	16,744	15,394	14,633
Accounts receivable, less allowance for doubtful accounts of $492, $444 and $0	15,179	10,719	5,311
Prepaids and other receivables	31,467	24,785	22,874
Amounts owed by shareholder	–	7,251	7,466
Other	10,429	11,614	4,394

Total current assets	85,461	81,322	68,804
Property and equipment, net	5,770	4,668	4,758
Construction in progress	–	–	108,351
Other assets	2,788	2,586	1,594
Investment in direct finance leases	293,307	270,729	166,658
Goodwill	903	903	1,419

	$388,229	$360,208	$351,584

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$5,977	$5,954	$3,371
Accrued payroll and related taxes	7,634	6,897	3,234
Deferred revenue	5,951	3,629	1,935
Accrued expenses	4,457	4,329	11,354
Current portion of long-term debt	31,676	22,291	22,078

Total current liabilities	55,695	43,100	41,972
Long-term debt	278,468	281,182	280,906
Deferred taxes	9,761	4,787	3,089
Other	43,218	28,967	1,935
Commitments and contingencies
Shareholders’ equity:
Common stock, £0.01 par value, 1,000,000 shares authorized, 600,004 shares issued and outstanding	9	9	9
Additional paid-in capital	2,244	2,244	2,244
Retained earnings	35,058	27,030	22,506
Accumulated other comprehensive loss	(36,224)	(27,111)	(1,077)

Total shareholders’ equity	1,087	2,172	23,682

	$388,229	$360,208	$351,584

The accompanying notes are an integral part of these consolidated financial statements.

PREMIER CUSTODIAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31

	2002	2001	2000

	(in thousands)
Revenues	$153,533	$121,163	$115,277
Cost of sales	132,568	104,440	96,686

Gross profit	20,965	16,723	18,591
Depreciation and amortization	2,789	2,010	2,822

Contribution from operations	18,176	14,713	15,769
General and administrative expenses	10,184	7,156	7,004

Operating income	7,992	7,557	8,765
Interest income	35,331	28,242	23,262
Interest expense	(24,772)	(20,255)	(15,957)

Income before income taxes	18,551	15,544	16,070
Provision for income taxes	7,287	5,273	7,571

Net income	$11,264	$10,271	$8,499

The accompanying notes are an integral part of these consolidated financial statements.

PREMIER CUSTODIAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2002, 2001 and 2000

	Common Stock				Accumulated
			Additional		Other	Total
	Number		Paid-in	Retained	Comprehensive	Shareholders’
	of Shares	Amount	Capital	Earnings	Loss	Equity

		(in thousands, except for share data)
Balance, January 1, 2000	600,004	$9	$2,244	$14,007	$(28)	$16,232
Net income				8,499
Change in foreign currency translation					(1,049)
Total comprehensive income						7,450

Balance, December 31, 2000	600,004	9	2,244	22,506	(1,077)	23,682
Net income				10,271
Change in foreign currency translation					(696)
Cumulative effect of change in accounting principle related to derivative instruments					(24,186)
Unrealized loss on derivative instruments					(1,152)
Total comprehensive loss						(15,763)
Dividends paid				(5,747)		(5,747)

Balance, December 31, 2001	600,004	9	2,244	27,030	(27,111)	2,172
Net income				11,264
Change in foreign currency translation					2,818
Unrealized loss on derivative instruments					(11,931)
Total comprehensive income						2,151
Dividends paid				(3,236)		(3,236)

Balance, December 31, 2002	600,004	$9	$2,244	$35,058	$(36,224)	$1,087

The accompanying notes are an integral part of these consolidated financial statements.

PREMIER CUSTODIAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2002	2001	2000

	(in thousands)
Cash flow from operating activities
Net income	$11,264	$10,271	$8,499
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,789	2,010	2,822
Deferred taxes	4,454	2,126	4,308
Provision for doubtful accounts	—	445	—
Changes in assets and liabilities:
Accounts receivable	(3,111)	(5,967)	5,396
Prepaids and other receivables	(2,117)	(2,551)	(3,610)
Other current assets	2,269	(1,221)	332
Other assets	68	(1,031)	(1,623)
Accounts payable and accrued expenses	(1,155)	(4,340)	(5,169)
Deferred revenue	1,814	1,738	1,526
Accrued payroll and related taxes	3	3,729	122
Other liabilities	1,812	1,738	1,972

Net cash provided by operating activities	18,090	6,947	14,575
Cash flow from investing activities
Capital expenditures	(3,928)	(15,842)	(80,444)
Investments in direct financing leases	4,165	4,541	4,762

Net cash used in investing activities	237	(11,301)	(75,682)
Cash flow from financing activities
Increase (decrease) in cash restricted for debt service	272	(1,175)	(8,243)
Net proceeds (payments) from revolving credit facility	(3,638)	(1,862)	1,059
Proceeds from long-term debt	—	20,872	79,150
Payments on long-term debt	(20,376)	(9,863)	(7,556)
Increase (decrease) in advances due from shareholder	7,521	—	(7,607)
Payment of dividends	(3,236)	(5,747)	—

Net cash provided by (used in) financing activities	(19,457)	2,225	56,803
Effect of exchange rate changes on cash and cash equivalents	1,213	(438)	(1,451)
Net (decrease) increase in cash and cash equivalents	83	(2,567)	(5,755)
Cash and cash equivalents, beginning of period	11,559	14,126	19,881

Cash and cash equivalents, end of period	$11,642	$11,559	$14,126

Supplemental disclosures
Cash paid during the year for:
Income taxes	$7,526	$5,562	$7,120

Interest	$24,707	$20,192	$15,851

Supplemental disclosure of non-cash investing and financing activities
Assets purchased under capital lease	$346	$91	$76

Investment in direct financing lease	$—	$118,646	$—

The accompanying notes are an integral part of these consolidated financial statements.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

1.	General

      Premier Custodial Group Limited and subsidiaries (the Company) is a 50-50 joint venture that is owned by Serco Investments Limited (Serco) and Wackenhut Corrections Corporation (UK) Limited (WCCUK), which is a wholly owned subsidiary of Wackenhut Corrections Corporation (WCC). WCC is a majority owned subsidiary of The Wackenhut Corporation (TWC). The Company operates in one industry segment that encompasses the management of prisoners and detainees on behalf of the Home Office of the United Kingdom (Home Office) and is involved in the design, construction, management and finance of prison and detention facilities, the provision of prison escort services and electronic monitoring services. The Company currently manages six correctional facilities, one immigration detention center, two court escort contracts and two electronic monitoring services contracts.

2.	Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company maintains its books and records according to accounting principles generally accepted in the United Kingdom and the Company’s functional currency is the UK Pounds. These financial statements are presented in accordance with accounting principles generally accepted in the United States and have been translated from the functional currency to the US dollar. All significant intercompany transactions and balances between the Company and its subsidiaries have been eliminated in consolidation.

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include allowance for doubtful accounts, construction cost estimates, employee compensation accruals and certain accrued expenses. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates.

Fair Value of Financial Instruments

      The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short maturity of these items. The carrying value of the Company’s long-term debt approximates fair value based on the variable interest rates on substantially all of the debt.

Cash and Cash Equivalents

      The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less. Certain amounts of the Company’s cash and cash equivalents are restricted for debt service payments under the terms of the Company’s credit agreements.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash

      The Company’s credit agreements require that the Company maintain a minimum level of cash that is restricted for use in debt service.

Property and Equipment and Construction in Progress

      Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred.

      Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. At December 31, 2000, construction in progress represents assets under construction for the Moreton facility. During 2001, construction was completed. Interest is capitalized in connection with the construction of custodial facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. No amounts were capitalized during 2002. During 2001 and 2000, interest costs of approximately $4.5 million and $5.3 million were capitalized.

Impairment of Long-lived Assets

      The Company reviews for impairment of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition.

      Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Management has reviewed the Company’s long-lived assets and determined that there are no events requiring impairment loss recognition.

Goodwill

      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As a result of adopting SFAS No. 142, the Company’s goodwill is no longer amortized, but is subject to an annual impairment test. In accordance with SFAS No. 142, the Company ceased amortizing goodwill as of the beginning of 2002. The Company’s goodwill at December 31, 2002 totaled $0.9 million. SFAS No. 142 requires that transitional impairment tests be performed at its adoption, and provides that resulting impairment losses for goodwill and other intangible assets with indefinite useful lives be reported as the effect of a change in accounting principle. There was no impairment of goodwill or other intangible assets as a result of adopting SFAS No. 142 or the annual impairment test. Excluding goodwill, the Company has no intangible assets deemed to have indefinite lives.

      In September 1998, the Company purchased Geografix Limited for approximately $2.6 million. Geografix Limited is a business that designs, assembles and maintains detainee monitoring equipment. The transaction was accounted for under the purchase method of accounting. The purchase resulted in $2.6 million of goodwill which represents the excess of the price paid over the fair value of the net tangible and identifiable intangible assets acquired. Prior to the adoption of SFAS 142, the Company amortized goodwill on a straight-line basis over a five-year period. Accumulated amortization totaled approximately $1.7 million and $1.2 million at December 31,

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001 and 2000, respectively. Amortization expense was $0.5 million and $0.5 million in 2001 and 2000, respectively.

      The following table provides a reconciliation of reported net income for the year ended December 31, 2001 and 2000 to net income adjusted as if SFAS No. 142 had been applied as of the beginning of 2000:

	2001	2000

	(in thousands)
Net income as reported	$10,271	$8,499
Goodwill amortization, net of taxes	364	364

Adjusted net income	$10,635	$8,863

Revenue Recognition

      In accordance with SEC Staff Accounting Bulletin No. 101 and related interpretations, facility management and monitoring revenues are recognized as services are provided under management contracts based on a net rate per day per detainee place available at the facility or on a fixed monthly rate. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company maintains reserves for potential credit losses, and such losses traditionally have been within management’s expectations. The Company defers revenue for amounts received in advance for undelivered services provided for in the facility management contracts. As of December 31, 2002, 2001, and 2000, these amounts totaled approximately $6.0 million, $3.6 million and $1.9 million and are included in deferred revenue. The Company’s contracts include provisions that require it to meet certain operational performance targets. The Company establishes provisions for estimated deductions based on the results of actual operational performance compared to the performance criteria. Revenue is presented net of allowances for penalties under the contracts that totaled approximately $2.7 million, $0.3 million and $0.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in allowances relates to the year ended December 31, 2002 and primarily relates to the Ashfield Facility (see Note 6).

Cost of Sales

      Cost of sales consists primarily of compensation and other personnel related costs, operational costs, inmate related expenses and medical expenses; these costs are recognized as incurred. The Company pays royalties to the previous owner of Geografix Limited based on the number of people monitored after the acquisition through 2004. Royalties totaled approximately $0.9 million for each of the three years ended December 31, 2002 and are included as cost of sales. At December 31, 2002, the remaining contingent payments are approximately $1.0 million.

Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Valuation allowances are recorded related to deferred tax assets if their realization does not meet the “more likely than not” criteria.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Direct Finance Leases

      The Company’s investment in direct finance leases represents amounts receivable from the Home Office under long-term agreements resulting from the Company financing, designing and construction of custodial facilities. The terms of the agreements provide for payments to the Company over the term of the agreements and substantially all the risks and rewards associated with ownership of the property are retained by the Home Office upon completion of the contract. Minimum payments to be received over the term of the leases less unearned income are capitalized as the Company’s investments in the leases. Unearned income is recognized as interest income over the term of the leases using the interest method. The facilities under these agreements with the Home Office include: Pucklechurch Custodial Services Limited, Medomsley Training Services Limited, Moreton Prison Services Limited, Lowdham Grange Prison Services Limited and Kilmarnock Prison Services Limited. Interest income related to the facilities totaled approximately $34.8 million, $25.9 million and $21.4 million, for the years ended December 31, 2002, 2001, and 2000, respectively.

Debt Issuance Costs

      Debt issuance costs totaling approximately $3.6 million, $3.2 million and $3.1 million at December 31, 2002, 2001 and 2000, respectively, are included in other assets in the consolidated balance sheets and are amortized into interest expense on a straight-line basis, which is not materially different than the interest method, over the term of the related debt.

Employee Benefit Plans

      The Company is part of a multi-employer defined benefit plan for 15 director level employees. The pension cost for the plan is charged to expenses over the employee’s terms of employment and contribution rates are actuarially determined. In addition, the Company operates two defined contribution plans for employees that are not members of the multi-employer benefit plan. The Company matches contributions of the employees up to a specified maximum amount.

Comprehensive Income

      SFAS No. 130, “Reporting Comprehensive Income” requires companies to report all changes in equity in a financial statement for the period in which they are recognized, except those resulting from investment by owners and distributions to owners. The Company has disclosed Comprehensive Income, which encompasses net income, foreign currency translation adjustments and unrealized losses on derivative instruments in the Consolidated Statements of Shareholders’ Equity and Comprehensive Income. The cumulative foreign currency translation adjustment as of December 31, 2002, 2001 and 2000 totaled approximately $1.0 million, $(1.8) million and $(1.0) million, respectively.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade accounts receivable, direct finance lease receivable, long-term debt and financial instruments used in hedging activities. The Company’s cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. As of December 31, 2002, 2001 and 2000, management believes the Company’s main concentration of credit risk related to the receivables under the contracts it operates for the Home Office which represented revenues of approximately $134.2 million, $104.4

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

million, and $103.2 million for 2002, 2001 and 2000, respectively. Based on this concentration, these government agencies have a significant influence on the Company’s cash flows and results of operations.

Foreign Currency Translation

      The local currency of UK pounds is the Company’s functional currency. The Company’s financial statements have been converted to US dollars for the purposes of these financial statements. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and goodwill, certain other assets, and shareholders’ equity are translated at historical rates. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders’ equity as a component of accumulated other comprehensive income.

Interest Rate Swaps

      In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related interpretations and amendments, the Company records derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

      The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

      The Company has entered into interest rate swaps to fix the interest rate on its variable rate credit facility to rates ranging from 6.2% to 8.7% over the term of the debt. The adoption of SFAS No. 133 on January 1, 2001 resulted in a $24.2 million reduction of shareholders’ equity. During the years ended December 31, 2002 and 2001, the value of the swaps decreased by approximately $11.9 million and $1.2 million, respectively. The fair value of the swaps was a liability to the Company of approximately $37.3 million and $25.3 million at December 31, 2002 and 2001, respectively, and is reflected as other non-current liabilities in the accompanying consolidated balance sheets.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Management expects that the adoption of SFAS No. 143 will not

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

have a material impact on the Company’s financial position, results of operations or cash flows in the year of adoption.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS No. 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. The adoption of SFAS No. 144 did not have an impact on the Company’s financial position, results of operations or cash flows.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” which addresses consolidation by a business of variable interest entities in which it is the primary beneficiary. FIN No. 46 is effective immediately for certain disclosure requirements and variable interest entities created after January 1, 2003, and in the first fiscal year or interim period beginning after June 15, 2003 for all other variable interest entities. The Company is currently in the process of determining the effects, if any, on its financial position, results of operations and cash flows that will result from the adoption of FIN No. 46.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor’s previous accounting for guarantees issued prior to the date of FIN No. 45’s initial application shall not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN No. 45. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company implemented the disclosure requirements of FIN 45 as of December 31, 2002 and there was no material impact on its financial position, results of operations or cash flows as a result of this implementation.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Property and Equipment

      Property and equipment consist of the following at December 31:

	Useful Life	2002	2001	2000

	(Years)	(In thousands)
Leasehold improvements	2 to 40	$619	$600	$527
Plant and machinery	3 to 5	1,374	1,151	821
Motor vehicles	4	1,512	1,512	1,512
Fixtures, tools and equipment	3 to 5	4,093	3,427	3,015
Monitoring equipment	2	6,342	3,784	3,143
Technical equipment	5	2,684	2,160	1,944

		16,624	12,634	10,962
Less-accumulated depreciation		(10,854)	(7,966)	(6,204)

		$5,770	$4,668	$4,758

      Depreciation expense totaled approximately $2.8 million, $1.5 million and $2.3 million for the years ended December 31, 2002, 2001 and 2000, respectively, and included depreciation of assets under capital lease. The Company leases certain motor vehicles and office machines under capital lease arrangements. The cost of assets obtained under capital lease agreements was approximately $1.9 million, $1.4 million and $1.4 million at December 31, 2002, 2001, and 2000, respectively. Accumulated depreciation on such assets was approximately $1.2 million, $0.8 million and $0.5 million at December 31, 2002, 2001 and 2000, respectively. All amounts due under capital lease arrangements are due during 2003.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Long-Term Debt

      Debt consists of the following (in thousands):

	December 31

	2002	2001	2000

Senior Debt
Pucklechurch Custodial Services Limited, variable interest at LIBOR plus an applicable margin (approximately 4.8% at December 31, 2002), payable in semi-annual installments through December 15, 2016	$48,126	$46,993	$51,699
Medomsley Training Services Limited, variable interest at LIBOR plus an applicable margin (approximately 4.8% at December 31, 2002), payable in semi-annual installments through December 15, 2011	14,047	14,243	16,122
Moreton Prison Services Limited, variable interest at LIBOR plus an applicable margin (approximately 4.8% at December 31, 2002), payable in semi-annual installments through December 15, 2017	116,513	112,283	94,558
Lowdham Grange Prison Services Limited, variable interest at LIBOR plus an applicable margin (approximately 4.8% at December 31, 2002), payable in semi-annual installments through December 15, 2015	40,306	39,251	42,927
Kilmarnock Prison Services Limited, variable interest at LIBOR plus an applicable margin (approximately 4.8% at December 31, 2002), payable in semi-annual installments through December 15, 2016	50,473	49,256	53,664
Subordinated Debt
Fixed interest at 13%, fixed principal payment dates between December 15, 2011 and December 15, 2017, secured by subordinated claims on the senior debt properties above	27,519	25,932	25,989
Loans
Tranche A, variable interest at LIBOR plus 0.8% (approximately 4.8% at December 31, 2002), quarterly payments of $0.6 with a balloon payment due July 4, 2003	11,231	10,151	10,452
Tranche B, variable interest at LIBOR plus 0.8% (approximately 4.8% at December 31, 2002) revolving facility draws available for periods ranging from one to six months and expiring on July 4, 2003	1,293	4,677	6,597
Capital leases – Motor vehicle and office machine leases at varying interest rates	636	687	976

Total	310,144	303,473	302,984
Less: current portion	(31,676)	(22,291)	(22,078)

Long-term debt	$278,468	$281,182	$280,906

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The senior debt is secured by the property and assets of the related prison facilities. The terms of the senior debt require the Company to maintain restricted cash balances to meet debt service requirements and to meet certain financial and non-financial covenants.

      The subordinated debt is held by WCCUK, Serco and a syndicate of banks. The subordinated debt bears fixed interest at 13%, payable semi-annually, with principal payment dates between December 15, 2011 and December 15, 2017.

      The Tranche A and Tranche B credit facilities expire on July 4, 2003. On June 26, 2003, the Company obtained an extension of those credit facilities, at the Company’s option, until January 4, 2004. Following the closing of the sale transaction of the 50% interest in the Company owned by WCCUK to Serco as described in Note 6, the Company expects to refinance the debt.

      The aggregate scheduled maturities of long-term debt are as follows (in thousands):

Amount

Year ending December 31:
2003	$31,676
2004	17,554
2005	15,142
2006	14,748
2007	16,342
Thereafter	214,682

$310,144

5.	Investment in Direct Finance Leases

      The Company’s investment in direct finance leases represents amounts receivable under long-term agreements resulting from the Company’s financing, designing and construction of custodial facilities in the United Kingdom. The facilities under these agreements with the Home Office are Pucklechurch Custodial Services Limited, Medomsley Training Services Limited, Moreton Prison Services Limited, Lowdham Grange Prison Services Limited and Kilmarnock Prison Services.

      The Company’s net investment in direct finance leases consists of (in thousands):

	December 31

	2002	2001	2000

Minimum amounts to be received	$630,820	$609,914	$537,115
Unearned income	(330,154)	(330,919)	(368,243)

Net investment	$300,666	$278,995	168,872

      As of December 31, 2002, 2001, and 2000, the current portion of the investment in direct finance leases in the amount of $7.4 million, $8.3 million, and $2.2 million, respectively, is included in other current assets in the accompanying consolidated balance sheets.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The future minimum amounts to be received are as follows:

Amounts to be
Received

(In thousands)
Year ending December 31:
2003	$42,015
2004	40,353
2005	38,533
2006	38,645
2007	39,237
Thereafter	432,037

$630,820

6.	Commitments and Contingencies

TWC Merger with Group 4 Falck

      On May 8, 2002, TWC consummated a merger (the Merger) with a wholly owned subsidiary of Group 4 Falck A/ S (Group 4 Falck), a Danish multinational security and correctional services company. As a result of the Merger, Group 4 Falck has become the indirect beneficial owner of 12 million shares of WCC common stock.

      In the United Kingdom, the Merger has been reviewed by the Office of Fair Trade and was referred to the Competition Commission for further investigation. Many of the Company’s contracts include a provision that makes the failure to obtain Home Office approval of a change in control an event of default. The Competition Commission completed its investigation and in a report published on October 22, 2002, approved the Merger without conditions. The Youth Justice Board and the Scottish Prison Service also approved the Merger. The Company is waiting for approval from The Immigration Service.

      As a result of the Merger, Serco claimed it had a right to acquire WCCUK’s 50 percent interest in the Company. On May 8, 2003, Serco and WCCUK reached an agreement that WCCUK would sell its 50 percent interest in the Company to Serco in accordance with the terms of the Company’s joint venture agreement, at a price equal to 90 percent of its fair market value, as determined by a panel of valuation experts. A purchase price of approximately $80.0 million (subject to currency fluctuations and other closing modifications) has been determined by the valuation experts. As a result of the agreement, WCCUK has dismissed its lawsuit in the United Kingdom challenging Serco’s claimed right to acquire the Company’s interest in the joint venture as a result of the merger. WCCUK and Serco are negotiating to complete the timing of the sale and anticipate closing the sale in July 2003.

Insurance

      The facility management contracts of the Company require specific insurance coverage and deductible levels, among other provisions. Although the Company has obtained the appropriate insurance coverage, the Company was, and remains, unable to achieve contractual compliance with respect to its seven custodial contracts for property and business interruption insurance since July 30, 2002. Due to the failure to meet the insurance requirements of the contracts, the Company is in technical breach of the operating contracts. This breach was due to the inability to obtain the specified deductible levels on commercially available terms in the worldwide insurance market. The Company has obtained waivers from the Home Office for the policy in place through April 29, 2003

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and is in the process of obtaining the waivers for the current policy year. Under the terms of the operating contracts, if the parties disagree as to the availability of insurance on commercial terms in the worldwide insurance market, then either party may terminate the contract. If the Home Office determines that the specified insurance is available at commercial prices in the worldwide insurance market, the Company is required to procure such insurance provided it has sufficient financial resources, as defined in the agreement, or the Home Office may terminate the contracts. In the event the contracts are terminated, the Home Office is required to assume the outstanding senior debt related to the prisons. The Home Office has not indicated to the Company that it intends to terminate the contracts and management believes it is remote that the Home Office would terminate the contracts due to the breach. However, there can be no assurances that the contracts will not be terminated by the Home Office in the future. These five contracts represented approximately 70% of the Company’s consolidated revenue for the year ended December 31, 2002.

Facilities

      The Company operates the 400-bed Young Offender and Juvenile Institution at Ashfield (the Ashfield Facility). On May 23, 2002, the UK Prison Service assumed operational control of the Ashfield Facility based upon the Prison Service’s concern over safety and control. Control of the Ashfield Facility was restored to the Company on October 14, 2002. Under the terms of the Company’s contract, the Company is paid for operational services on the basis of “Available Prisoner Places.” Prior to assuming operational control, the Prison Service paid the Company based upon 400 Available Prisoner Places. From May 23, 2002 through October 23, 2002, the Prison Service paid the Company only for the number of beds actually occupied, which averaged approximately 200 during this period. As a result, the Company’s revenues for the Ashfield Facility were reduced by approximately half during this period. In addition, the Company incurred costs in additional resources and staff brought in to address the operational issues at Ashfield. The Company provided the Prison Service with a comprehensive plan for addressing all operational issues at the Ashfield Facility, which was approved by the Authority and implemented by the Company. From October 24, 2002 until December 2, 2002, the Prison Service paid the Company full revenues under the contract. From December 3, 2002 through February 28, 2003, the prison service again paid the Company only for beds occupied. On January 30, 2003, the Company notified the Prison Service that it considered all operational issues identified by the Prison Service corrected and expected full payment to be restored effective from January 30, 2003. The Prison Service has confirmed that full revenues were restored effective March 2003.

      The Company’s contracts include provisions that require the Company to meet certain operational and performance targets. If these targets are not achieved, the Company may be subject to revenue deductions including, in extreme cases, termination of the contracts.

Guarantees by Shareholders

      In connection with the facility management contracts, the two shareholders have provided an operational guarantee on behalf of the Company. The guarantee ensures that the two shareholders will provide operational support to ensure continued service under the contracts.

Operating Leases

      The Company leases office space, computers and vehicles under non-cancelable operating leases expiring between 2003 and 2012. Operating lease rentals costs and income are recognized in equal amounts on a straight-line basis over the lease term.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The future minimum commitments under these leases are as follows:

Annual Rental

(In thousands)
Fiscal year:
2003	$2,602
2004	1,418
2005	821
2006	705
2007	666
Thereafter	2,865

$9,077

      Rental expense was approximately $5.7 million, $4.7 million and $5.1 million for 2002, 2001 and 2000, respectively.

Litigation, Claims and Assessments

      The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the outcome of these matters will not have a significant effect on the Company’s consolidated financial position or results of operations.

7.	Income Taxes

      The provision for income taxes in the consolidated statements of income consists of the following components for the years ended December 31, 2002, 2001, 2000 (in thousands):

	2002	2001	2000

Current	$2,833	$3,147	$3,263
Deferred	4,454	2,126	4,308

	$7,287	$5,273	$7,571

      The tax provision differs from the statutory United Kingdom Corporation tax at 30% due to the impact of permanent tax items. Deferred income tax liabilities primarily represent the temporary differences arising from the Company’s investment in direct financing leases. There were no significant deferred tax assets in 2002, 2001 and 2000.

8.	Employee Benefit Plans

      Certain employees of the Company are members of the Serco Pension and Life Assurance Scheme benefit plan. This plan is a multi-employer pre-funded defined benefit plan. Contributions are made based on the advise of an actuary. The pension charges were approximately $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      Certain employees are offered membership to the Company’s two defined contribution benefit plans under the Premier Prison Services Limited Group Personal Pension Scheme. Through September 2001, the plan was administered by Portfolio Asset Management Limited. After September 2001, the plan is administered by Legal and General. The Company will match employee contributions up to a maximum level. The charges related to the plans were approximately $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

PREMIER CUSTODIAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Related Party Transactions

      Related party transactions occur in the normal course of business between the Company and its two shareholders, WCCUK and Serco and primarily relate to the recovery of expenses incurred on the Company’s behalf. In 2002, 2001 and 2000, expenses incurred by the shareholders and recharged to the Company totaled approximately $0.1 million for each year. Amounts receivable by shareholders for these related party transactions totaled approximately $0.1 million and $0.1 million at December 31, 2002 and 2001 and none at December 31, 2000.

      Included in subordinated debt of the Company are the following loans from Serco and WCCUK. The loans bear fixed interest at 13% payable semi-annually with principal payment dates between December 15, 2011 and December 15, 2017. Interest payable to Serco and WCCUK was approximately $0.6 million, $0.5 million and $0.3 million as of December 31, 2002, 2001 and 2000, respectively.

	2002	2001	2000

	(in thousands)
Serco	$4,755	$4,333	$4,034
WCCUK	4,755	4,333	4,034

	$9,510	$8,666	$8,068

      In December of 2000 and 2001, the Company made short-term loans to Serco in the amount of approximately $7 million. Such amounts were interest bearing at a base lending rate plus 2% and were repaid in January of 2001 and 2002, respectively.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

      Florida Business Corporation Act. Section 607.0850(1) of the Florida Business Corporation Act, referred to as the FBCA, provides that a Florida corporation, such as WCC, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation shall have the power to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 607.0850.

      Notwithstanding the foregoing, Section 607.0850(7) of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

      Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his or her duties as a director; and (ii) the director’s breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

      Bylaws. WCC’s bylaws provide that WCC shall indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact he is or was a director, officer, employee, or agent, or is or was serving at the request of WCC as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding (except in such cases involving gross negligence or willful misconduct), in the performance of their duties to the full extent permitted by applicable law. Such indemnification may, in the discretion of WCC’s board of directors, include advances of his expenses in advance of final disposition subject to the provisions of applicable law. WCC’s bylaws further provide that such right of indemnification shall not be exclusive of any right to which any director, officer, employee, agent or controlling shareholder of WCC may be entitled as a matter of law.

Item 21. Exhibits and Financial Statement Schedules

Exhibit
Number	Description

1.1	Purchase Agreement, dated July 1, 2003, by and among Wackenhut Corrections Corporation and BNP Paribas Securities Corp., Lehman Brothers Inc., First Analysis Securities Corporation, SouthTrust Securities, Inc. and Comerica Securities, Inc. as the Initial Purchasers. (1)
3.1	Amended and Restated Articles of Incorporation of Wackenhut Corrections Corporation, dated May 16, 1994.(2)
3.2	Bylaws of Wackenhut Corrections Corporation.(2)
4.1	Indenture, dated July 9, 2003, by and between Wackenhut Corrections Corporation and The Bank of New York, as Trustee, relating to 8 1/4% Senior Notes due 2013.(1)
4.2	Registration Rights Agreement, dated July 9, 2003, by and among Wackenhut Corrections Corporation and BNP Paribas Securities Corp., Lehman Brothers Inc., First Analysis Securities Corporation, SouthTrust Securities, Inc. and Comerica Securities, Inc.(1)
5.1	Opinion of Akerman Senterfitt.*
10.1	Wackenhut Corrections Corporation Stock Option Plan.(2)†
10.2	Wackenhut Corrections Corporation 1994 Stock Option Plan.(2)†
10.3	Form of Indemnification Agreement between Wackenhut Corrections Corporation and its Officers and Directors.(2)†

Exhibit
Number		Description

10.4		Wackenhut Corrections Corporation Senior Officer Retirement Plan.(3)†
10.5		Wackenhut Corrections Corporation Director Deferral Plan.(3)†
10.6		Wackenhut Corrections Corporation Senior Officer Incentive Plan.(3)†
10.7		Lease Agreement, effective as of January 3, 1994, between Wackenhut Corrections Corporation and The Wackenhut Corporation.(4)
10.8		Wackenhut Corrections Corporation Nonemployee Director Stock Option Plan, as amended October 29, 1996.(2)†
10.9		Form of Master Agreement to Lease between CPT Operating Partnership L.P. and Wackenhut Corrections Corporation; Form of Lease Agreement between CPT Operating Partnership L.P. and Wackenhut Corrections Corporation; Form Right to Purchase Agreement between Wackenhut Corrections Corporation and CPT Operating Partnership L.P.; and, Form of Option Agreement between Wackenhut Corrections Corporation and CPT Operating Partnership L.P.(5)
10.1	0	Wackenhut Corrections Corporation 1999 Stock Option Plan.(6)†
10.1	1	Senior Officer Retirement Agreement.(7)†
10.1	2	Executive Employment Agreement, dated March 7, 2002, between Wackenhut Corrections Corporation and Dr. George C. Zoley.(8)†
10.1	3	Executive Employment Agreement, dated March 7, 2002, between Wackenhut Corrections Corporation and Wayne H. Calabrese.(9)†
10.1	4	Executive Employment Agreement, dated March 7, 2002, between Wackenhut Corrections Corporation and John G. O’Rourke.(10)†
10.1	5	Executive Retirement Agreement, dated March 7, 2002, between Wackenhut Corrections Corporation and Dr. George C. Zoley.(11)†
10.1	6	Executive Retirement Agreement, dated March 7, 2002, between Wackenhut Corrections Corporation and Wayne H. Calabrese.(12)†
10.1	7	Executive Retirement Agreement, dated March 7, 2002, between Wackenhut Corrections Corporation and John G. O’Rourke.(13)†
10.1	8	Amended Executive Retirement Agreement, dated January 17, 2003, by and between Wackenhut Corrections Corporation and George C. Zoley.(14)†
10.1	9	Amended Executive Retirement Agreement, dated January 17, 2003, by and between Wackenhut Corrections Corporation and Wayne H. Calabrese.(14)†
10.2	0	Amended Executive Retirement Agreement, dated January 17, 2003, by and between Wackenhut Corrections Corporation and John G. O’Rourke.(14)†
10.2	1	Office Lease, dated September 12, 2002, by and between Wackenhut Corrections Corporation and Canpro Investments Ltd.(15)
10.2	2	Services Agreement, dated as of October 28, 2002, between Wackenhut Corrections Corporation and The Wackenhut Corporation.(16)
10.2	3	Amended and Restated Credit Agreement, dated July 9, 2003, by and among Wackenhut Corrections Corporation, BNP Paribas, as Administrative Agent, Syndication Agent and Lead Arranger, Bank of America, N.A. and Southtrust Bank, as Co- Syndication Agents, Comerica Bank, as Co-Documentation Agent, and the lenders who are, or may from time to time become, a party thereto.(17)
12.1		Statement re Computation of Ratio of Earnings to Fixed Charges.(18)
21.1		List of Subsidiaries.(19)
23.1		Consent of Ernst & Young LLP, independent certified public accountants.*
23.2		Consent of Ernst & Young LLP, independent auditors.*
23.3		Consent of Akerman Senterfitt (included in Exhibit 5.1).*
25.1		Statement of Eligibility of Trustee(18)

Exhibit
Number	Description

99.1	Form Letter of Transmittal*
99.2	Form of Notice of Guaranteed Delivery for Notes(18)
99.3	Letter to Broker(18)
99.4	Letter to Clients(18)
99.5	Guidelines for Certification of Taxpayer Identification Number on Substitution Form W-9(18)

*	Filed herewith.

(1)	Incorporated by reference to exhibit of the same number filed with the Registrant’s report on Form 8-K, dated July 29, 2003.
(2)	Incorporated herein by reference to exhibit of the same number filed with the Registrant’s Registration Statement on Form S-1, as amended (Registration Number 33-79264).
(3)	Incorporated herein by reference to exhibit of the same number filed with the Registrant’s Registration Statement on Form S-1, as amended (Registration Number 33-80785).
(4)	Incorporated by reference to Exhibit 10.5 filed with the Registrant’s Registration Statement on Form S-1, as amended (Registration Number 33-79264).
(5)	Incorporated by reference to Exhibits 10.2, 10.3, 10.4, and 10.5, respectively, filed with the Registrant’s Registration Statement on Form S-3, as amended (Registration Number 333- 46681).
(6)	Incorporated by reference to Exhibit 10.12 filed with the Registrant’s report on Form 10-K, dated March 30, 2000.
(7)	Incorporated by reference to Exhibit 10.1 filed with the Registrant’s report on Form 10-Q, dated August 10, 2001.
(8)	Incorporated herein by reference to Exhibit 10.15 filed with the Registrant’s report on Form 10-Q, dated May 15, 2002.
(9)	Incorporated herein by reference to Exhibit 10.16 filed with the Registrant’s report on Form 10-Q, dated May 15, 2002.

(10)	Incorporated herein by reference to Exhibit 10.17 filed with the Registrant’s report on Form 10-Q, dated May 15, 2002.
(11)	Incorporated herein by reference to Exhibit 10.18 filed with the Registrant’s report on Form 10-Q, dated May 15, 2002.
(12)	Incorporated herein by reference to Exhibit 10.19 filed with the Registrant’s report on Form 10-Q, dated May 15, 2002.
(13)	Incorporated herein by reference to Exhibit 10.20 filed with the Registrant’s report on Form 10-Q, dated May 15, 2002.
(14)	Incorporated herein by reference to exhibit of the same number filed with the Registrant’s report on Form 10-K, dated March 20, 2003, as amended.
(15)	Incorporated herein by reference to Exhibit 10.22 filed with the Registrant’s report on Form 10-K, dated March 20, 2003, as amended.
(16)	Incorporated herein by reference to Exhibit 10.23 filed with the Registrant’s report on Form 10-K, dated March 20, 2003, as amended.
(17)	Incorporated by reference to Exhibit 10.1 filed with the Registrant’s report on Form 8-K, dated July 29, 2003.

(18)	Incorporated by reference to exhibit of the same number filed with the Registrant’s Registration Statement on Form S-4, as amended (Registration Number 333-107709).

(19)	Incorporated by reference to exhibit of the same number filed with the Registrant’s report on Form 10-K/A, dated June 30, 2003.

† Management contract or compensatory plan, contract or agreement as defined in Item 402(a)(3) of Regulation S-K.

Item 22. Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate , the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of an included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the 1st day of October, 2003.

WACKENHUT CORRECTIONS CORPORATION

By:	/s/ JOHN G. O’ROURKE

John G. O’Rourke
Senior Vice President — Finance
and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* George C. Zoley	Chairman of the Board and Chief Executive Officer (principal executive officer)	October 1, 2003

* John G. O’Rourke	Senior Vice President — Finance and Chief Financial Officer (principal financial officer)	October 1, 2003

* Brian R. Evans	Vice President — Accounting and Chief Accounting Officer (principal accounting officer)	October 1, 2003

* Wayne H. Calabrese	Vice Chairman of the Board, President and Director	October 1, 2003

* Norman A. Carlson	Director	October 1, 2003

* Benjamin R. Civiletti	Director	October 1, 2003

* Anne N. Foreman	Director	October 1, 2003

Signature	Title	Date

* G. Fred DiBona, Jr.	Director	October 1, 2003

* Richard H. Glanton	Director	October 1, 2003

*By:/s/ JOHN G. O’ROURKE John G. O’Rourke Attorney-in-Fact